Exhibit 99.1

NOTICE OF ANNUAL and special MEETING OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR OF

THE STARS GROUP INC.

For the Annual and Special Meeting of Shareholders

to be held on May 10, 2018

at 11:30 a.m.

_________________________________

April 10, 2018

_________________________________

April 10, 2018

Dear Fellow Shareholders,

In my second full year as Chair of the Board of Directors, I am delighted to be part of the excitement our company is building. On the heels of strong performance in the preceding year, our 2017 results were outstanding. Our people are executing well and creating tremendous momentum for the future.

Headline results included double-digit revenue and earnings per share growth and nearly $495 million in net cash generated from operating activities. In addition, we continued to reduce our leverage, providing increased flexibility to accelerate growth and the creation of shareholder value. Among other notable achievements, the corporate headquarters were relocated to Toronto, Ontario, and the company name was rebranded to The Stars Group.

The solid financial and operational performance in 2017 demonstrates the company’s growth potential as an independent entity. With a commitment to achieving the highest standards of corporate governance, my colleagues and I will continue to do our part to support the company’s success.

Board and management renewal

Board composition is at the heart of good governance and I believe our Board is continuing to evolve to include the best mix of relevant skills, experience and backgrounds to support our business and future growth. Earlier this year, Melvin Zhang joined as an observer member of the Board and we welcome the perspective he brings. We’ve also nominated our CEO, Rafi Ashkenazi, to stand for election and join us as we continue our journey to becoming the world’s favorite iGaming destination.

One of the Board’s priorities over the past two years has been to build strong executive leadership. Several key appointments were made this year to complete the team, and I am proud to say that The Stars Group has what I believe to be one of the industry’s most experienced management teams. With talented leaders in place, we have now turned our attention to ensuring that the organization is grooming future leaders and are developing our succession plans for all key positions.

Growth strategy on course

The Board has been closely monitoring the strategic repositioning of the core poker business and we are very pleased with the progress made in 2017. Poker revenue is growing again under the new business model focused on recreational players. While delivering on the new poker model, management has also achieved rapid growth in casino and sportsbook. These new categories now represent a material revenue stream and a huge opportunity.

Subsequent to the end of the year, the Board also supported two transactions in Australia that greatly expand the company’s presence in the sportsbook market. Once completed, these transactions will help transform The Stars Group into a diversified global iGaming company with a commanding leadership in poker, one of the world’s fastest growing casino platforms and the critical mass to be a major player in sports betting, by far the world’s largest iGaming segment.

Strong defenses protecting the business

As one of the world’s most licensed iGaming companies, we have a long history of sound risk management when it comes to gaming. We have a deep understanding of gaming regulations and a facility for working constructively with regulators. As a champion of regulated markets, we seek to balance the risk of unregulated markets by being among the first to enter markets where gaming is regulated and licensed. We support the regulation of online gaming, including licensing and taxation regimes and pooled poker liquidity, which we believe will promote sustainable online gaming markets that are beneficial for consumers, governments and the citizens of the regulating jurisdiction, operators and the gaming industry as a whole. Giving effect to the transactions in Australia, we anticipate our percentage of revenues generated from regulated and locally taxed markets to increase in 2018.

To protect our ability to benefit from regulated markets, we have a standing compliance committee comprised of an independent member of the Board and external advisors, including formal law enforcement and regulatory professionals. This committee is charged with overseeing all aspects of compliance to ensure we conduct business in an ethical manner and maintain our good reputation.

A compelling future

Upon the conclusion of a very successful year, I wish to acknowledge the leadership of Rafi and his management team, and thank all of our people for their contribution. My Board colleagues have been generous with their counsel and insights, and I am grateful for their dedication. As one of the world’s most licensed iGaming companies with licenses or approvals in 18 jurisdictions, I would like to acknowledge the work of our regulators and thank them for their trust in The Stars Group.

After eight years on the Board and the last two as Chair, I have no hesitation in telling our shareholders that the company’s future has never been more compelling. Your confidence makes us strong and we work to maintain it every day.

Yours sincerely,

Divyesh (Dave) Gadhia

Divyesh (Dave) Gadhia, CPA, C.A., ICD.D

Chairman of the Board of Directors

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting of holders (the “Shareholders”) of common shares (the “Common Shares”) of The Stars Group Inc. (“The Stars Group” or the “Corporation”) will be held at the One King West Hotel, located at 1 King St. W., Toronto, Ontario M5H 1A1, at 11:30 a.m. (Eastern Time), on May 10, 2018 (the “Meeting”), for the purposes of:

(a)	receiving the audited consolidated financial statements of the Corporation for the year ended December 31, 2017 and the report of the auditor thereon;
(b)	electing directors for the ensuing year;
(c)	appointing the auditor of the Corporation and authorizing the directors of the Corporation to fix its remuneration;
(d)

considering and, if deemed advisable, approving an ordinary resolution, the full text of which is reproduced in Schedule “A” to the accompanying management information circular (the “Information Circular”), to (i) amend the equity incentive plan of the Corporation dated June 22, 2015 (the “2015 Equity Incentive Plan” and as amended, the “Equity Incentive Plan”), as more particularly described in the accompanying Information Circular, and (ii) approve the unallocated awards under the Equity Incentive Plan; and

(e)	transacting such other business as may properly be brought before the Meeting.

Further information regarding the matters to be considered at the Meeting is set out in the Information Circular.

The directors of the Corporation have fixed the close of business on March 20, 2018 as the record date for determining Shareholders entitled to receive notice of and to vote at the Meeting.

Toronto, Ontario, April 10, 2018.

By order of the Board of Directors

(s) Divyesh (Dave) Gadhia
Divyesh (Dave) Gadhia
Chairman of the Board of Directors

IMPORTANT

Shareholders are encouraged to vote. Please complete, date and sign the enclosed form of proxy or voting instruction form and return it in the envelope provided for that purpose. To be valid, proxies must be deposited at the office of the registrar and transfer agent of the Corporation, Computershare Investor Services Inc., located at 100 University Street, 8th Floor, Toronto, Ontario, M5J 2Y1, no later than 11:30 a.m. (Eastern Time) on May 8, 2018, or, in the event the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the adjourned meeting is reconvened or the postponed meeting is convened. If you appoint Divyesh (Dave) Gadhia as your proxyholder, your Common Shares will be voted in accordance with your instructions in the form of proxy or voting instruction form or, if no such instructions are given, such proxyholder will vote IN FAVOUR of the matters indicated in items (b) to (d) hereinabove. Shareholders may also vote by telephone or internet by following the instructions provided in the enclosed form of proxy. If you choose to vote by telephone or internet, your vote must also be cast no later than 11:30 a.m. (Eastern Time) on May 8, 2018, or, in the event the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the adjourned meeting is reconvened or the postponed meeting is convened.

These shareholder materials are being sent to both registered and non-registered owners of Common Shares. If you are a non-registered owner of Common Shares and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding your securities on your behalf.

By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

MANAGEMENT INFORMATION CIRCULAR

INTRODUCTION

This management information circular (this “Information Circular”) is provided in connection with the solicitation of proxies for use at the annual and special meeting (the “Meeting”) of holders (the “Shareholders”) of common shares (the “Common Shares”) of The Stars Group Inc. (“The Stars Group” or the “Corporation”) to be held on May 10, 2018, at the time and place and for the purposes stated in the accompanying notice of meeting (the “Notice of Meeting”). Unless otherwise indicated, the information contained in this Information Circular is given as of April 10, 2018.

Notice to THE STARS GROUP Shareholders in the United States

The Stars Group is a corporation governed by the laws of Ontario, Canada. The solicitation of proxies and the actions and/or transactions contemplated herein involve securities of a Canadian issuer and are being effected in accordance with provincial and Canadian corporate and securities laws. Shareholders should be aware that requirements under such provincial and Canadian laws differ from requirements under U.S. corporate and securities laws relating to U.S. corporations. The proxy rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Corporation or this solicitation and therefore this solicitation is not being effected in accordance with such corporate and securities laws.

Currency AND OTHER INFORMATION

All references in this Information Circular to “dollars”, “US$” and “$” are to U.S. dollars, references to “CDN$” are to Canadian dollars and references to “£” are to Great Britain Pound Sterling. The Corporation’s current presentation currency for its financial statements and management’s discussion and analysis thereon is the U.S. dollar.

Adjusted EBITDA as used by the Corporation in the “Statement of Executive Compensation” section of this Information Circular generally means net earnings before financial expenses, income taxes expense (recovery), depreciation and amortization, stock-based compensation, restructuring and certain other items.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Information Circular contains certain information that may constitute forward-looking statements and information (collectively, “forward-looking statements”) within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including, without limitation, statements relating to certain expectations, projections, growth plans, new or improved product introductions, market expansion efforts, and other information related to The Stars Group’s business strategy and future plans. Forward-looking statements can, but may not always, be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “imply”, “assumes”, “goal”, “likely” and similar references to future periods or the negatives of these words and expressions and by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect the Corporation, its subsidiaries, and its and their customers and industries. Although the Corporation and management believe the expectations reflected in such forward-looking statements are reasonable and are based on reasonable assumptions and estimates as of the date hereof, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements.

There can be no assurance that forward-looking statements will prove to be accurate as many factors could cause the Corporation’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressly or impliedly expected or estimated in such statements, including, without limitation, the following factors, which are discussed in greater detail under the “Risk Factors and Uncertainties” section in The Stars Group’s annual information form for the year ended December 31, 2017 (the “2017 AIF”) and under “Caution Regarding Forward‑Looking Statements”, “Risk Factors and Uncertainties”, “Limitations on Key Metrics and Other Data” and “Key Metrics” in The Stars Group’s Management’s Discussion and Analysis for the period ended December 31, 2017 (the “2017 Annual MD&A”): the heavily regulated industry in which the Corporation carries on its business; interactive entertainment and online and mobile gaming generally; current and future laws or regulations and new interpretations of existing laws or regulations, or potential prohibitions, with respect to interactive entertainment or online and mobile gaming or activities related to or necessary for the operation and offering of online and mobile gaming; potential changes to the gaming regulatory framework; legal and regulatory requirements; the ability of the Corporation to obtain, maintain and comply with all applicable and required licenses, permits, approvals, and certifications to offer, operate and market its products and services, including difficulties or delays in the same, in the jurisdictions where the Corporation is currently doing business or intends to do business; significant barriers to entry; competition and the competitive environment within the Corporation’s addressable markets and industries; risks associated with advancements in technology, including artificial intelligence; ability to develop and enhance existing products and services and new commercially viable products and services as a result of its research and development activities; ability to mitigate foreign exchange and currency risks; ability to mitigate tax risks and adverse tax consequences, including, without limitation, the imposition of new or additional taxes, such as value-added and point of consumption taxes, and gaming duties; risks of foreign operations generally; protection of current and future proprietary technology and intellectual property rights; ability to recruit and retain management and other qualified personnel, including key technical, sales and marketing personnel; defects in the Corporation’s products or services; losses due to fraudulent activities; management of growth; contract awards; potential financial opportunities in addressable markets and with respect to individual contracts; ability of technology infrastructure to meet applicable demand; systems, networks, telecommunications or service disruptions or failures or cyber-attacks; regulations and laws that may be adopted with respect to the Internet and electronic commerce or that may otherwise impact the Corporation in jurisdictions where it is currently doing business or intends to do business, particularly those related to online gaming or that could impact the ability to provide online gaming products and services, including without limitation, as it relates to payment processing; ability to obtain additional financing on reasonable terms or at all; refinancing risks; customer and operator preferences and changes in the economy; dependency on customers’ acceptance of its products and services; consolidation within the gaming industry; litigation costs and outcomes; expansion within existing and into new markets; relationships with vendors and distributors; natural events; the overall business and economic conditions; the anticipated outcome of any tax audit involving the Corporation or its subsidiaries; the ability of the Corporation to complete and/or integrate future acquisitions, integrate businesses successfully and generate synergies; and the impact of new laws and regulations in Canada, the United States or any other jurisdiction where the Corporation is currently doing business or intends to do business, particularly those related to online gaming or that could impact the ability to provide online gaming products and services.

Although the Corporation cautions that the foregoing list of significant risk factors, as well as those risk factors presented under the heading “Risk Factors and Uncertainties” and elsewhere in the 2017 AIF, the 2017 Annual MD&A and in other filings that The Stars Group has made and may make in the future with applicable securities authorities are not exhaustive, Shareholders and investors should carefully consider them and the uncertainties they represent and the risks they entail. Shareholders should not place undue reliance on forward-looking statements as the plans, assumptions, intentions or expectations upon which they are based might not occur. The forward-looking statements contained in this Information Circular are expressly qualified by this cautionary statement. Unless otherwise indicated by the Corporation, forward-looking statements in this Information Circular describe The Stars Group’s expectations as of April 10, 2018 and, accordingly, are subject to change after such date. The Corporation does not undertake to update or revise any forward-looking statements for any reason, except as required by applicable securities laws.

Additional information relating to The Stars Group can be located under the Corporation’s profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Corporation’s website at www.starsgroup.com.

Voting Information and General Proxy Matters

Solicitation of Proxies

The enclosed proxy is being solicited by the management of the Corporation and the expenses of this solicitation will be borne by the Corporation. The solicitation will be conducted primarily by mail but proxies may also be solicited personally by officers, employees or agents of the Corporation, without additional compensation. The Corporation shall directly deliver proxy documents to registered owners and non-registered owners of Common Shares that are non-objecting beneficial owners through the Corporation’s registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”), and the Corporation shall bear the cost of such delivery. The Corporation will also reimburse brokers and other persons holding Common Shares on their behalf or on behalf of nominees for reasonable costs incurred in sending the proxy documents to non-registered owners who are objecting beneficial owners.

Voting Process

The voting process is different depending on whether you are a registered or non-registered owner of Common Shares and, if you are a non-registered owner of Common Shares, whether you are a non-objecting beneficial owner or objecting beneficial owner.

If you have Common Shares registered in your own name, you are a registered owner. If you do not hold Common Shares in your own name, you are a non-registered owner. If your Common Shares are listed in an account statement provided to you by a broker, then it is likely that those Common Shares will not be registered in your name, but under the broker’s name or under the name of an agent of the broker such as CDS Clearing and Depository Services Inc., the nominee for many brokerage firms, or its nominee.

There are two kinds of non-registered owners: (i) objecting beneficial owners, i.e., those who object to their name being made known to the issuers of shares which they own; and (ii) non-objecting beneficial owners, i.e., those who do not object to their name being made known to the issuers of the shares which they own. Non-objecting beneficial owners will receive a voting instruction form from the Corporation’s registrar and transfer agent, Computershare. This is to be completed and returned to Computershare in the envelope provided.

Securities regulation requires brokers or agents to seek voting instructions from objecting beneficial owners in advance of the Meeting. Objecting beneficial owners should be aware that brokers or agents can only vote Common Shares if instructed to do so by the objecting beneficial owner. Your broker or agent (or their agent, Broadridge Financial Solutions, Inc.) will have provided you with a voting instruction form or form of proxy for the purpose of obtaining your voting instructions. Every broker has its own mailing procedures and provides instructions for voting. You must follow those instructions carefully to ensure your Common Shares are voted at the Meeting.

If you are an objecting beneficial owner receiving a voting instruction form or proxy from a broker or agent, you cannot use that proxy to vote in person at the Meeting. To vote your Common Shares at the Meeting, the voting instruction form or proxy must be returned to the broker or agent well in advance of the Meeting, as instructed by the broker or agent. If you wish to attend and vote your Common Shares in person at the Meeting, follow the instructions for doing so provided by your broker or agent.

Record Date

The record date for determining those Shareholders entitled to receive notice and to vote at the Meeting is the close of business on March 20, 2018 (the “Record Date”). Only registered and non-registered owners of Common Shares as of the close of business on the Record Date are entitled to receive notice of and to vote at the Meeting. No person becoming a registered or non-registered owner after the Record Date shall be entitled to receive notice of the Meeting, nor can any registered or non-registered owner vote Common Shares they acquire after the Record Date at the Meeting. The failure of any Shareholder to receive notice of the Meeting does not deprive the Shareholder of the right to vote at the Meeting. As of the Record Date, there were 148,481,306 Common Shares issued and outstanding.

Appointment of Proxyholders

The person named as proxyholder in the enclosed form of proxy or voting instruction form, Divyesh (Dave) Gadhia, is the Chairman of the board of directors of the Corporation (the “Board”), and a director of the Corporation. You are entitled to appoint a person, who need not be a Shareholder, other than the person designated in the enclosed form of proxy, to represent you at the Meeting. If you are a registered or non-objecting beneficial owner, such right may be exercised by inserting in the blank space provided in the form of proxy or voting instruction form the name of the person to be designated or by completing another form of proxy or voting instruction form and, in either case, depositing the form of proxy or voting instruction form with the registrar and transfer agent of the Corporation, Computershare, located at 100 University Street, 8th Floor, Toronto, Ontario, M5J 2Y1, at any time before the proxy deadline, being 11:30 a.m. (Eastern Time) on May 8, 2018 or, in the event the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the adjourned meeting is reconvened or the postponed meeting is convened. Objecting beneficial owners should follow the instructions provided by their broker or agent and must return the form of proxy or voting instruction form as directed by their broker or agent sufficiently in advance of the proxy deadline to enable their broker or agent to act on it before the proxy deadline. The Corporation reserves the right to accept late proxies and to waive the proxy deadline with or without notice, but is under no obligation to accept or reject any particular late proxy.

Revocation of Proxies

You may revoke your proxy by providing new voting instructions in a new proxy or voting instruction form with a later date. Any new voting instructions, however, will only take effect if received prior to the proxy deadline. Registered and non-objecting beneficial owners may also revoke their proxy without providing new voting instructions by giving a notice in writing signed by such owner, or by his or her attorney authorized in writing to the registrar and transfer agent of the Corporation, Computershare, located at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, no later than the close of business on the last business day preceding the day of the Meeting or any adjournment thereof, or to the chairman of the Meeting on the day of the Meeting or any adjournment thereof or in any other manner permitted by law; provided that if the registered or non-objecting beneficial owner is not an individual, the notice in writing must be signed by a duly authorized officer of such owner. Registered owners may attend the Meeting and vote in person and, if they do so, any voting instructions previously given by them for such Common Shares will be revoked. Objecting beneficial owners must contact their broker or agent in order to revoke their voting instructions and/or provide new voting instructions.

Exercise of Voting Rights by Proxies

The person named as proxy will vote or withhold from voting the Common Shares in respect of which he or she is appointed or vote for or against any particular matter, in accordance with the instructions of the Shareholder appointing him or her. In the absence of such instructions, such Common Shares will be voted in favour of all the matters identified in the attached Notice of Meeting, as applicable. The enclosed form of proxy confers discretionary authority upon the person named therein to vote as he or she sees fit with respect to amendments or variations to matters identified in the Notice of Meeting and to other matters which may properly come before the Meeting or any adjournment or postponement thereof, whether or not the amendment or variation or other matter that comes before the Meeting is or is not routine or is contested. As at the date of this Information Circular, the management of the Corporation knows of no such amendment, variation or other matter expected to come before the Meeting other than the matters referred to in the Notice of Meeting.

Voting in Person at the Meeting

Registered owners may attend and vote in person at the Meeting. Non-objecting beneficial owners wishing to attend and vote in person at the Meeting should insert their name in the space provided in the voting instruction form and deposit it with Computershare at any time before the proxy deadline. Objecting beneficial owners wishing to attend and vote in person at the Meeting should follow the instructions provided by their broker or agent. If you are a Canadian resident objecting beneficial owner, you need only insert your name in the space provided for the proxyholder appointment in the voting instruction form or proxy form, and return it as instructed by your broker or agent, and you should not complete the voting section of the proxy form or voting information form, as you will vote in person at the Meeting. If you are an objecting beneficial owner resident in the United States, you will likely be instructed to mark the appropriate box on the other side of the voting instruction form to request a legal proxy to be issued and mailed to you by your broker or agent, and you will need to send the voting instruction form to your broker or agent, receive the legal proxy from your broker or agent and deposit the legal proxy with Computershare prior to the proxy deadline.

Interest of Certain Persons in Matters to Be Acted Upon

No person who has been a director or an executive officer of the Corporation nor any proposed nominee for election as a director of the Corporation at any time since the beginning of its last completed financial year, or any associate or affiliate of any such director, officer or proposed nominee, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as set forth in this Information Circular.

Voting Securities and Principal Holders Thereof

As at April 9, 2018, 148,620,876 Common Shares were issued and outstanding. To the knowledge of the Board and management of the Corporation and based on publicly available information, as at April 9, 2018, no person owned or exercised control or direction over more than 10% of the issued and outstanding Common Shares except for (i) Caledonia (Private) Investments Pty Limited, which held 29,353,133 Common Shares, representing approximately 19.8% of all the issued and outstanding Common Shares as of that date, and (ii) Mr. Hao Tang and Discovery Key Investments Limited, a company wholly owned by Mr. Tang, which collectively held 26,455,200 Common Shares, representing approximately 17.8% of all the issued and outstanding Common Shares as of that date.

Business of the Meeting

The Meeting will be constituted as an annual and special meeting. The audited consolidated financial statements of the Corporation for the year ended December 31, 2017 and the auditor’s report thereon and its attestation report on the Corporation’s internal control over financial reporting will be presented to the Shareholders at the Meeting, but no vote thereon or with respect thereto is required or proposed to be taken. Shareholders will be asked to consider and vote on:

A.	the election of the directors of the Corporation who will serve until the next annual meeting of Shareholders or until their successors are appointed;
B.

the appointment of the auditor of the Corporation who will serve until the end of the next annual meeting of Shareholders or until its successor is appointed, and authorizing the Board to fix its remuneration;

C.

the consideration and, if deemed advisable, approval of an ordinary resolution, the full text of which is reproduced in Schedule “A” (the “Equity Incentive Plan Resolution”), to (i) amend the equity incentive plan of the Corporation dated June 22, 2015 (the “2015 Equity Incentive Plan” and as amended, the “Equity Incentive Plan”), as more particularly described in this Information Circular, and (ii) approve the unallocated awards under the Equity Incentive Plan; and

D.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Presentation of the Financial Statements

As indicated above, the audited consolidated financial statements of the Corporation for the year ended December 31, 2017 and the auditor’s report thereon and its attestation report on the Corporation’s internal control over financial reporting will be presented to the Shareholders at the Meeting, but no vote with respect thereto is required or proposed to be taken.

A.	Election of Directors

The Corporation’s articles of incorporation, as amended (the “Articles”), provide that the Board shall consist of not less than three and not more than fifteen directors. The number of directors currently in office is six and there is one Board observer. Each director of the Corporation elected will hold office until the next annual meeting of the Shareholders or until the election of his or her successor, unless he or she resigns, or his or her office otherwise becomes vacant.

Majority Voting

The Corporation has adopted a majority voting policy pursuant to which any nominee for a director position who has more votes cast by ballot at a meeting of Shareholders at which directors are to be elected (or, if no ballot is conducted, votes represented by proxies validly deposited prior to that meeting) “withheld” from his or her election than are cast in favour of his or her election at that meeting must, immediately following that meeting, tender his or her resignation to the Board for consideration. Directors other than those who received more votes withheld than were voted in favour of their election shall consider, and within 90 days determine, whether or not to accept the resignation. The resignation shall be accepted absent exceptional circumstances and is effective when accepted by the Board. A press release disclosing the directors’ determination shall be issued promptly following such determination, and if the resignation is not accepted will include the reasons for doing so. Majority voting would not, however, apply in the event a director’s election is contested.

Advance Notice

The Corporation’s by-laws contain advance notice requirements for director nominations. Shareholders who wish to nominate candidates for election as directors must provide timely notice in writing to the attention of the Secretary of the Corporation, and include the information set forth in the advance notice by-laws of the Corporation. Among other requirements, the notice must be made not less than 30 days and not more than 65 days prior to the date of the relevant shareholder meeting. The Corporation’s by-laws are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Nominees

Management of the Corporation proposes to nominate the persons whose names are set forth below to act as directors of the Corporation. Except where authority to vote on the election of directors is withheld, the person named in the accompanying form of proxy intend to vote IN FAVOUR of the election of each of the nominees whose names are hereinafter set forth. If prior to the Meeting, any of the nominees shall for any reason become unable or unwilling to serve as a director, it is intended that the discretionary power granted by the form of proxy shall be used to vote for any other person or persons identified by the Board to serve as directors, unless the Shareholder has specified in the form of proxy that his, her or its Common Shares are to be withheld from voting on the election of directors. The Board and management of the Corporation have no reason to believe that any of such nominees will be unable or unwilling to serve, for any reason, if elected to office.

The following table and the notes thereto state the names of all persons proposed to be nominated for election as directors, all other positions and offices with the Corporation now held by them, their principal occupations or employment, their periods of service as directors of the Corporation and the number of Common Shares beneficially owned or over which control or direction is exercised by each of them (including Common Shares underlying certain equity-based compensation), in each case as at April 10, 2018. Each director will hold office until the next annual meeting of Shareholders or until his or her successor is duly elected, unless prior thereto the director resigns or the director’s office becomes vacant.

Name of Proposed Directors	Position in the Corporation	Principal Occupation	Director Since	Common Shares(1)	DSUs(2)	RSUs and PSUs(3)	Aggregate Value of Common Shares, DSUs, RSUs and PSUs(4)
Divyesh (Dave) Gadhia Burnaby, British Columbia, Canada	Chairman of the Board(5)	President of Atiga Investments Inc. (investment firm)	May 11, 2010	56,500	57,785	—	$3,443,185
Rafael (Rafi) Ashkenazi, Onchan, Isle of Man	Chief Executive Officer of The Stars Group, Chief Executive Officer of Stars Interactive Group, and Director Nominee	Chief Executive Officer of The Stars Group and Chief Executive Officer of Stars Interactive Group	N/A	29,360	—	29,600 (RSUs) 59,200 (PSUs)	$3,559,931
Harlan Goodson Sacramento, California, USA	Director(5)(6)	Attorney, The Law Office of Harlan W. Goodson (law firm)	May 11, 2010	7,690	19,554	—	$820,809
Alfred F. Hurley, Jr. New York, New York, USA	Director and Chairman of the CGNC Committee(5)(6)	Corporate director and consultant	June 28, 2016	2,182	19,554	—	$654,863
David Lazzarato Toronto, Ontario, Canada	Director and Chairman of the Audit Committee(7)	Media and broadcast industry consultant	June 28, 2016	4,000	19,554	—	$709,636
Mary Turner Beamsville, Ontario, Canada	Director(7)	Corporate director	June 21, 2017	—	19,554	—	$589,124

Notes:

(1)

The information as to the number of Common Shares beneficially owned or over which control is exercised is provided to the best of the knowledge of the Corporation based on publicly available information and includes restricted Common Shares held, if any.

(2)

The number of deferred share units (“DSUs”) includes DSUs granted to such directors pursuant to the 2015 Equity Incentive Plan and held as of the date of this Information Circular. For additional information on these DSU grants, see “Director Compensation – Narrative Discussion” below.

(3)

The number of time-based restricted shares units (“RSUs”) and performance-based share units (“PSUs”) includes RSUs and PSUs granted to such directors and director nominees pursuant to the 2015 Equity Incentive Plan and held as of the date of this Information Circular. The number of PSUs is calculated based on the target performance level for each metric being met, which would result in 100% of the granted PSUs vesting during the relevant periods. For additional information, see “Basis and Structure of Executive Compensation – Equity-Based Long-Term Incentive Awards” below.

(4)

The aggregate value of the Common Shares, DSUs, RSUs and PSUs for each director nominee was calculated by converting the closing price of the Common Shares on the TSX on April 9, 2018 from Canadian dollars to U.S. dollars using an exchange rate as of such date of 0.7856.

(5)	Member of the corporate governance, nominating and compensation committee (the “CGNC Committee”).
(6)	Messrs. Goodson and Hurley each served as a member of the audit committee (the “Audit Committee”) until June 21, 2017 and December 31, 2017, respectively.
(7)	Member of the Audit Committee.

The proposed directors, as a group, beneficially own, directly or indirectly, or exercise direction or control over, 99,732 Common Shares, representing approximately 0.07% of the issued and outstanding Common Shares as at April 9, 2018.

Biographies

Divyesh (Dave) Gadhia, CPA, C.A., ICD.D

Mr. Divyesh (Dave) Gadhia, 56, is the Chairman of The Stars Group’s Board and is a member of the CGNC Committee. Mr. Gadhia is and has been the President of Atiga Investments Inc., an investment firm focused on consumer products, since 2010. He served as the Chief Executive Officer and Executive Vice Chairman of Gateway

Casinos & Entertainment Limited from 1992 until 2010, where he was responsible for strategic initiatives, regulatory matters and governmental relations. He has served as a director of a number of other private and public companies, as well as charities, including a director of the Canadian Gaming Association from 2005 to 2010, a director of Gateway Casinos & Entertainment Limited from 1999 to 2007, and a director of Trian Equities from 1994 to 1999. In 2009, Mr. Gadhia was awarded the Canadian Gaming News Outstanding Achievement Award and was previously awarded the Business in Vancouver’s Top 40 Under 40 Award. Mr. Gadhia is a Chartered Public Accountant, a member of the Institute of Corporate Directors and holds a business degree from Simon Fraser University.

Rafael (Rafi) Ashkenazi

Mr. Rafael (Rafi) Ashkenazi, 43, currently serves as the Chief Executive Officer of The Stars Group and is responsible for devising and implementing its business plan and strategies. Mr. Ashkenazi is also the Chief Executive Officer for The Stars Group’s primary operating business, Stars Interactive Group, and is responsible for the performance and strategy of its offerings, including PokerStars and related brands.  Mr. Ashkenazi, who initially joined Stars Interactive Group in January 2013 as Chief Operating Officer, is an experienced gaming industry executive who previously served as Chief Operating Officer of Playtech plc (LSE: PTEC), a global gaming software development company (“Playtech”), from January 2006 to January 2010 and then from September 2011 to January 2013, and as a member of the board of directors of Playtech from March 2006 to January 2010. From January 2010 to September 2011, Mr. Ashkenazi served as Vice President of Business Operations of Playtech. He was appointed Senior Vice President of Strategy for The Stars Group in April 2015, Chief Executive Officer of Stars Interactive Group in November 2015, Interim Chief Executive Officer of The Stars Group in March 2016 and then permanent Chief Executive Officer of The Stars Group in November 2016. Mr. Ashkenazi graduated with honors from Shenkar College in Israel where he earned a B.A. in Industrial Engineering.

Harlan Goodson

Mr. Harlan Goodson, 71, is a current director and member of the CGNC Committee, and served as a member of the Audit Committee until June 2017, and served as the Director of California’s Division of Gambling Control from 1999 to 2003, during which he led the implementation of California’s Tribal-State Class III gaming compacts. Prior to forming his own law practice, The Law Office of Harlan W. Goodson, in Sacramento, California, Mr. Goodson was with the national law firm of Holland and Knight, LLP for four years where his practice concentrated on Gaming Law and Gaming Regulation and Governmental Affairs. Mr. Goodson’s biography was published in the 2000 edition of Who’s Who in American Law and in 2002, his work gained him international distinction when he was the recipient of the International Masters of Gaming Law inaugural Regulator of the Year award in 2001. Prior to being appointed to the position of Director of California’s Division of Gambling Control, Mr. Goodson worked in the California State Senate as a legislative consultant for Senator Bill Lockyer from 1994 to 1999. While serving as a consultant in the state legislature, Mr. Goodson drafted legislation in the areas of criminal law, correctional law, juvenile law and insurance law. Since 1996, Mr. Goodson has been an adjunct law professor teaching classes on the legislative process and statutory interpretation at John F. Kennedy University, School of Law. He has been a national speaker at conferences, symposia, law schools and before governmental bodies on the subjects of gaming regulation, Tribal government gaming and Tribal-State relations. Mr. Goodson is a member of the California State Bar, the International Masters of Gaming Law and the International Association of Gaming Advisors. In 2007, Mr. Goodson also served as a Judge Pro Tempore for the Superior Court in Sacramento, California. Mr. Goodson has also been listed in America’s Best Lawyers annually since 2005 and was selected by his peers as the Northern California 2012 Attorney of the Year for Gaming Law. Mr. Goodson graduated with a Bachelor of Arts from Golden Gate University and a Juris Doctor from the John F. Kennedy School of Law.

Alfred F. Hurley, Jr.

Mr. Alfred F. Hurley, Jr., 63, is a current director and Chairman of the Corporate Governance, Nominating and Compensation Committee, and has been a director of New Mountain Finance Corporation, a NYSE-listed business development company (“NMFC”), since 2010. He is the Chairman of NMFC’s Nomination and Governance and Compensation Committees and a member of its Audit and Valuation Committees. Mr. Hurley has also been a director of Merrill Corporation, which is a privately held company that provides outsourced solutions for complex, regulated and confidential business information since 2013. He serves as Chairman of Merrill’s Compensation and Governance and Human Resources Committee and as a member of the Audit Committee. He has also been the

Fortress Voting Proxy to, a member of the Board of Managers, and a member of the Audit Committee of Ligado Networks Corporation, a privately held company (“Ligado”), since December 2017. Ligado is a satellite communications company that is developing a satellite-terrestrial network. Mr. Hurley is also the sole member of a consulting business, Alfred F. Hurley, Jr. & Company, LLC, which he started in 2014. He previously was Vice Chairman of Emigrant Bank and Emigrant Bancorp (collectively, the “Bank”) from 2007 and 2009, respectively, to December 2012, and was a consultant at the Bank during 2013. His responsibilities at the Bank included advising the Bank’s Chief Executive Officer on strategic planning, acquisitions and divestitures, asset/liability management, on-line banking and new products. In addition, he was Chairman of the Bank’s Credit and Risk Management Committee from November 2008 to January 2012 and the Bank’s acting Chief Risk Officer from January 2009 until January 2012. Before joining the Bank, Mr. Hurley was the Chief Executive Officer of M. Safra & Co., a private money management firm, from 2004 to 2007. Prior to joining M. Safra & Co., Mr. Hurley worked at Merrill Lynch (“ML”) from 1976 to 2004. His latest management positions prior to his departure included serving as Senior Vice President of ML & Co. and Head of Global Private Equity Investing, Managing Director and Head of Japan Investment Banking and Capital Markets, Managing Director and Co-Head of the Global Manufacturing and Services Group, and Managing Director and Head of the Global Automotive, Aerospace, and Transportation Group. As part of his management duties, he was a member of the Corporate and Institutional Client Group (“CICG”) Executive Committee which had global responsibility for ML’s equity, debt, investment banking and private equity businesses, a member of the Japan CICG Executive Committee, and a member of the Global Investment Banking Management and Operating Group Committees. Mr. Hurley graduated from Princeton University with an A.B. in History, cum laude.

David Lazzarato, FCA, C.A., ICD.D

Mr. David Lazzarato, 62, is a current director and Chairman of the Audit Committee, and is a media and broadcast industry consultant who assists companies in the areas of strategy development, mergers and acquisitions and financing. He has served as a member of the board of directors and chair of the audit committee of Yellow Pages Limited (TSX: Y) since December 2012 and was Senior Vice President, Finance at Bell Canada in 2010 and 2011. From 2009 until 2013, Mr. Lazzarato served on the board of directors and was the chair of the audit committee of LED Roadway Lighting and from 2004 to 2013, he was vice chair of the Trillium Health Centre Foundation. In 2008, Mr. Lazzarato was Chief Executive Officer of Craig Wireless Systems. Prior to joining Craig Wireless Systems, Mr. Lazzarato served as Executive Vice President and Chief Financial Officer of Alliance Atlantis Communications Inc. and Chairman of Motion Picture Distribution from 2005 to 2007. From 1999 to 2004, Mr. Lazzarato served as Executive Vice President and Chief Financial Officer of Allstream Inc. (formerly, AT&T Canada Inc.) and was Chief Corporate Officer of MTS Allstream Inc. in 2004. Mr. Lazzarato is past Chair of the McMaster University Board of Governors and of the Council of Chairs of Ontario Universities. Mr. Lazzarato earned a Bachelor of Commerce degree from McMaster University and is a Chartered Accountant, having received the FCA designation from the Ontario Institute of Chartered Accountants in 2006. Mr. Lazzarato received the ICD.D certification from the Institute of Corporate Directors in 2008 and has also completed the Senior Executive Program at the Massachusetts Institute of Technology.

Mary Turner, FCPA, FCA, C. Dir

Ms. Mary Turner, 65, is a current director and member of the Audit Committee. Ms. Turner served as President and Chief Executive Officer and board member of Canadian Tire Bank, a subsidiary of Canadian Tire Corporation (TSX: CTC), from 2012 until her retirement in 2016. She has over 25 years of experience in financial services, payments, customer service, credit risk management, enterprise risk management, operations, finance and information technology at Canadian Tire. Prior to joining Canadian Tire, Ms. Turner was a partner at Deloitte & Touche (now Deloitte LLP) in Toronto from 1985 to 1992. Throughout her career, Ms. Turner has been a member of several boards of directors, including Mackenzie Financial Corporation, a subsidiary of IGM Financial Inc. (TSX: IGM), where she is a member of the Fund Oversight Committee. She also currently serves on the boards of directors of YMCA Canada, where she is a member of its Governance Committee, Niagara College, where she chairs its New Member Search Committee and is a member of its Audit Committee, Canadian Tire Jumpstart Charities, where she chairs its Audit Committee, and the 2021 Canada Games Host Society. Ms. Turner has an honours B.Sc and is a graduate of the Chartered Director Program at McMaster University. She is a Chartered Accountant and received the FCA designation from the Ontario Institute of Chartered Accountants in 2003.

Record of Attendance of Directors at Board Meetings

The following table sets forth the record of attendance of directors at meetings of the Board, the Audit Committee and the CGNC Committee during the year ended December 31, 2017.

Director	Meetings of Directors	Audit Committee	Corporate Governance, Nominating and Compensation Committee
Divyesh (Dave) Gadhia(1)	13/13	N/A	5/5
Harlan Goodson(1)(2)	13/13	2/2	5/5
Alfred F. Hurley, Jr.(1)(3)	13/13	4/4	5/5
David Lazzarato(1)	13/13	4/4	N/A
Peter E. Murphy(4)(5)	8/8	2/2	N/A
Mary Turner(5)	7/8	2/2	N/A
Aubrey Zidenberg(6)	5/5	N/A	N/A
Wesley K. Clark(6)	5/5	N/A	N/A

Notes:

(1)

Messrs. Gadhia, Goodson, Hurley and Lazzarato are members of the previously disclosed special committee of independent directors in 2016 (the “Special Committee”), which was formed by the Board in 2016 to consider a proposed acquisition of the Corporation and to conduct certain internal reviews.  The Special Committee has not been disbanded but did not meet in 2017 as all applicable matters were dealt with by the full Board, which was comprised entirely of independent directors.

(2)	Following the Corporation’s 2017 annual general meeting of Shareholders held on June 21, 2017 Meeting (the “2017 Annual Meeting”), Mr. Goodson was replaced as a member of the Audit Committee.
(3)	Mr. Hurley served as a member of the Audit Committee through December 31, 2017.
(4)	Mr. Murphy will not be standing for re-election as a director at the Meeting.
(5)	Mr. Murphy and Ms. Turner were each elected as a director and appointed as a member of the Audit Committee at the 2017 Annual Meeting.
(6)	Mr. Zidenberg and General Clark did not stand for re-election as directors at the 2017 Annual Meeting.

Appointment of Observer to the Board

In January 2018, the Corporation entered into an agreement (the “Nominee Agreement”) with Mr. Tang Hao and his affiliated entity Discovery Key Investments Limited, which based on publicly available information collectively hold approximately 17.8% of the outstanding Common Shares of the Corporation as of the date hereof, pursuant to which Mr. Tang appointed Mr. Melvin Zhang as his nominee to be an observer to the Board. Mr. Zhang will serve as an observer to the Board until such time as he and Mr. Tang have received certain licenses and approvals from certain of the Corporation’s gaming regulatory authorities, at which point Mr. Zhang will serve on the Board as a director.

Pursuant to the Nominee Agreement, Mr. Tang will continue to hold the right to nominate a director to the Board, subject to certain conditions, until the earlier of the day following the 2020 annual general meeting of the Corporation’s shareholders and the date on which his direct and indirect ownership of the Corporation’s issued and outstanding Common Shares falls below 10 percent (on a non-diluted basis). The Nominee Agreement also provides for certain standstill restrictions that will remain in effect until January 1, 2019, and provides as well that Mr. Tang will not acquire greater than 20% of the outstanding Common Shares prior to the 2020 annual general meeting of shareholders other than by way of a negotiated transaction approved by Board or by way of formal takeover bid for all of the outstanding Common Shares.

Mr. Yan Min “Melvin” Zhang, 62, is a current observer to the Board. Mr. Zhang has over 30 years of management experience across a range of industries, including commercial development and investment, and is currently an Executive Director of International Entertainment Corp. (HKG: 1009), a Hong Kong-based real estate developer with interests in hotel and entertainment properties across Asia, since May 2017.  Mr. Zhang also served as the Chief Operations Officer of Goldenway Capital Management Hong Kong Ltd., a Hong Kong-based capital management firm and a member of Goldenway Investments Holdings Limited, from June 2016 to May 2017.  Prior to that, Mr. Zhang served as the General Manager of Lloyd’s Register Industrial Technical Services Shanghai Co., an engineering and technology professional services company, from 2011 to 2016. From 2002 to 2010, Mr. Zhang was the Country Manager and Investment Director of China at Saudi Basic Industries Corporation, a global petrochemical company.  Mr. Zhang served as the General Manager of Amylum Asia Ltd. from 1995 to 2002, and oversaw business development and operations in the United States and China at Safer Industrial Group from 1989 to 1995.  Mr. Zhang has a bachelor degree in Foreign Language & International Trade from Zhongshan University in Guangzhou, China, and a masters degree in Marketing & Business Administration from Oklahoma State University.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Corporation, none of the proposed directors of the Corporation is, or within 10 years before the date hereof, has been:

(a)	a director, chief executive officer or chief financial officer of any company (including the Corporation) that
(i)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or

(ii)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)

a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromises with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

To the knowledge of the Corporation, none of the proposed directors of the Corporation have been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.
B.	Appointment of Auditor

At the Meeting, the Shareholders will be asked to approve a resolution to reappoint Deloitte LLP, London, England, United Kingdom (“Deloitte”) as the independent external auditor of the Corporation until the close of the next annual meeting of the Shareholders or until its successor is appointed, and to authorize the directors of the Corporation to fix its remuneration. Deloitte was initially appointed as independent external auditor on September 15, 2015.

The Board, upon advice of the Audit Committee, unanimously recommends that holders of Common Shares vote IN FAVOUR of the reappointment of Deloitte as independent external auditor of the Corporation, to hold office until the close of the next annual meeting of the Shareholders or until its successor is appointed, and authorizing the directors of the Corporation to fix its remuneration. The reappointment of Deloitte must be approved by a majority of the votes cast on the matter at the Meeting.

If you appoint Divyesh (Dave) Gadhia as your proxyholder, your Common Shares will be voted in accordance with your instructions in the form of proxy or voting instruction form or, if no such instructions are given, such proxyholder will vote IN FAVOUR of the reappointment of Deloitte as auditor of the Corporation, to hold office until the close of the next annual meeting of the Shareholders or until its successor is appointed, and authorizing the directors of the Corporation to fix its remuneration.

C.	Equity Incentive Plan Resolution

At the Meeting, Shareholders will be asked to consider, and if deemed advisable, pass the Equity Incentive Plan Resolution, the full text of which is attached as Schedule “A” to this Information Circular, to approve (i) an amendment to the limit on the participation of directors under the 2015 Equity Incentive Plan approved by the Board on April 4, 2018 (the “Proposed Amendment”), and (ii) the unallocated awards under the Equity Incentive Plan.

Summary of the Proposed Amendment

The Proposed Amendment would amend section 3.6(a) of the 2015 Equity Incentive Plan to increase the limit on the granting of awards to a director in any year from CDN$100,000 to CDN$150,000, of which no more than CDN$100,000 may be granted in the form of Options (defined below). The increase in the limit on the granting of awards to a director in any year reflects the limits permitted under proxy voting guidelines issued by Institutional Shareholder Services (“ISS Guidelines”), which permit a $150,000 per annum overall limit on the value of awards granted, provided that no more than $100,000 can be granted in the form of stock options. Under the 2015 Equity Incentive Plan and ISS Guidelines, such limits do not apply to director share units granted to a director in lieu of any cash retainer or meeting fees. Shareholder approval of the Proposed Amendment is required under section 14.2(f) of the 2015 Equity Incentive Plan.

On April 4, 2018, the Board also approved amendments to the 2015 Equity Incentive Plan to (i) change the name of the Corporation to its current legal name (i.e., The Stars Group Inc.) throughout, (ii) update the notice address to the new head-office of the Corporation located in Toronto, Ontario and (iii) change the choice of law and submission to jurisdiction from Québec to Ontario in respect of any awards granted after April 4, 2018. These amendments reflect the change in the Corporation’s name and its continuance into the Province of Ontario as approved by shareholders in 2017.  Under the amendment provisions of the 2015 Equity Incentive Plan, these additional amendments do not require shareholder approval.

The above summary of the amendments to the 2015 Equity Incentive Plan is qualified in its entirety by reference to the full text of the plan, a blacklined copy of which is appended as Exhibit “A” to this Information Circular.

Approval of Unallocated Options

Pursuant to the rules of the Toronto Stock Exchange (the “TSX”), every three (3) years all unallocated awards, rights or other entitlements available under the Corporation’s equity-based compensation arrangements must be approved by Shareholders.

Under the Corporation’s current compensation arrangements, namely the 2015 Equity Incentive Plan and the 2010 Stock Option Plan, the total number of Common Shares reserved for issuance cannot exceed 10% of the issued and outstanding Common Shares from time to time. Since the 2015 annual Shareholder meeting (the “2015 Annual Meeting”), the Corporation no longer grants Options under the 2010 Stock Option Plan, such that following that date, all awards are granted only pursuant to the terms of the Equity Incentive Plan. As the limit on the number of Common Shares issuable under the Equity Incentive Plan is a percentage of the outstanding Common Shares, should the Company issue additional Common Shares in the future, the number of Common Shares issuable under the Equity Incentive Plan will increase accordingly.

As of December 31, 2017 and April 10, 2018, 7,615,159 and 6,845,019 awards, respectively, were granted pursuant to the equity-based compensation arrangements of the Corporation then in effect. Assuming that the Equity Incentive Plan Resolution is passed at the Meeting, 8,019,569 unallocated awards would remain available under the Equity Incentive Plan on the date of this Information Circular.

The Board considers the approval of the Equity Incentive Plan Resolution to be in the best interests of the Corporation and accordingly, the Board unanimously recommends that holders of Common Shares vote IN FAVOUR of the Equity Incentive Plan Resolution. The Equity Incentive Plan Resolution must be approved by a majority of the votes cast on the matter at the Meeting.

If you appoint Divyesh (Dave) Gadhia as your proxyholder, your Common Shares will be voted in accordance with your instructions in the form of proxy or voting instruction form or, if no such instructions are given, such proxyholder will vote IN FAVOUR of the Equity Plan Resolution.

Statement of Executive Compensation

Compensation Discussion and Analysis

The responsibility for determining the principles for compensation of executives and other key employees of the Corporation rests with the Board. The Board has established the CGNC Committee, which serves the principal role of establishing the Corporation’s executive compensation plans and policies.

Duties and Responsibilities of the Corporate Governance, Nominating and Compensation Committee

In addition to its corporate governance and nominations duties, the CGNC Committee is responsible for, among other things, assisting the Board in discharging its oversight responsibilities relating to the compensation and retention of key senior management employees with the skills and expertise needed to enable the Corporation to achieve its goals and strategies at a fair and competitive compensation, including appropriate performance incentives. These responsibilities include, without limitation, (i) reviewing, assessing and recommending to the Board compensation payable to the Chief Executive Officer and other members of senior management, (ii) reviewing and overseeing the administration of compensation and incentives policies, plans and programs, and (iii) reviewing executive and director compensation disclosure to be made in the Corporation’s management information circulars.

The CGNC Committee reviews and recommends to the Board compensation policies and processes and any new incentive compensation and equity compensation plans of the Corporation or changes to any such policies, processes or plans, and is responsible for the administration of all the Corporation’s incentive and equity compensation plans, subject to applicable policies adopted by the Board. The CGNC Committee also reviews and approves any performance measures respecting incentive compensation payable to executives and key employees, and makes recommendations to the Board on any performance measures regarding incentive compensation payable to the Chief Executive Officer. Previous grants of equity-based awards may be taken into account by the CGNC Committee when considering new grants.

Finally, the CGNC Committee reviews and recommends to the Board for approval compensation awarded to the Corporation’s non-employee directors and the compensation awarded to the Chief Executive Officer, Chief Financial Officer, and generally that of the three most highly compensated executive officers of the Corporation, including any of its subsidiaries, or those individuals acting in a similar capacity (collectively, the “NEOs”).

Composition of the Corporate Governance, Nominating and Compensation Committee

The CGNC Committee currently consists of Messrs. Hurley, Gadhia and Goodson, all of whom are independent directors (as determined based on the standards set forth under “Statement of Corporate Governance Practices – Board”). Each of the members of the CGNC Committee is experienced in dealing with compensation matters. Mr. Hurley, the Chair of the CGNC Committee, has for several years served as the chair of committees responsible for compensation or compensation-related matters, as applicable, at Merrill Corporation and NMFC; Mr. Gadhia had direct involvement in establishing compensation philosophies and policies in his role as Chief Executive Officer and Executive Vice Chairman of Gateway Casinos & Entertainment Limited; and Mr. Goodson is a lawyer and has served on the CGNC Committee of the Corporation since 2010.

Independent Compensation Consultant

In August 2016, the CGNC Committee formally engaged Frederic W. Cook & Co., Inc. (“FW Cook”) as its independent compensation advisor. FW Cook does not perform any work for management of the Corporation. FW Cook assists the CGNC Committee by, among other things:

•	conducting a benchmarking market analysis for executive compensation, including the NEO roles;
•	providing updates on emerging executive compensation and global regulatory trends and best practices;
•	conducting an independent review of the Corporation’s policies related to executive and non-employee director compensation;
•	reviewing the Information Circular as it relates to certain compensation matters;
•	participating in CGNC Committee meetings from time to time; and
•	making recommendations with respect to compensation of the Corporation’s directors.

Aggregate fees payable to FW Cook in 2017 were approximately $193,000, all of which were for executive and director compensation related advice to the CGNC Committee. No other fees were paid by the Corporation to FW Cook.

Prior to engaging FW Cook in 2016, the CGNC Committee confirmed FW Cook’s independence after taking into consideration the six factors for compensation advisor independence under the applicable NASDAQ Rules (as defined below). In addition, the CGNC Committee or the Chairman of the CGNC Committee, to the extent delegated by the full CGNC Committee, (i) annually reviews the independence of its compensation consultant, (ii) approves the engagement and fees payable to FW Cook, and (iii) reviews for pre-approval any other work by the compensation consultant for the Corporation and does not approve any such work if, in its opinion, it would compromise the independence of the compensation advisor.

Use of Market Data

The Corporation uses market data to assess its compensation practices and help guide the range of total target compensation payable to the Corporation’s senior executive team. For 2017 executive compensation, including NEO compensation, the CGNC Committee used General Industry Compensation Surveys conducted by Willis Towers Watson, which provided compensation data specific to relevant employing locations and included companies in the global online gaming, interactive entertainment and consumer technology industries.

Based on a compensation review and advice provided by FW Cook, for 2017 the CGNC Committee approved as its primary peer group for its NEO compensation the following companies: Electronic Arts Inc., Scientific Games Corporation, Caesars Acquisition Company, Akamai Technologies, Inc., Nuance Communications, Take-Two Interactive Software, Inc., Match Group, Inc., VeriSign, Inc., ACI Worldwide, Inc., ANSYS, Inc., Fair Isaac Corporation, j2 Global, Inc., Zynga Inc., Zillow Group, Inc., Synchronoss Technologies, Inc. and TiVo Corporation. The peer group consists of North American listed companies in the gaming, interactive entertainment and software industries with revenues generally between 0.33 to 3 times that of The Stars Group’s revenue and enterprise value generally between 0.2 to 5 times that of The Stars Group. Other key factors considered in determining the peer group include the scope of international operations, business-to-consumer products or services, and EBITDA margin. For 2018, the executive compensation peer group is expected to consist of the same or substantially similar peer group as used in 2017.

In addition to this primary peer group, executive compensation benchmarking data was collected from (i) eight publicly traded gaming companies, consisting of 888 Holdings plc, GVC Holdings PLC, Kindred Group plc, NYX Gaming Group Limited (which was acquired by Scientific Games Corporation in early 2018), Paddy Power Betfair plc, Playtech plc, The Intertain Group Limited and William Hill plc; (ii) third-party data from a technology survey of companies with revenues in the United Kingdom between $1 billion and $3 billion; (iii) third-party data from a technology survey of companies with revenues in the United States between $1 billion and $3 billion; and (iv) third-party survey data from a Willis Towers Watson compensation survey.

The CGNC Committee considers market pay practices when setting executive compensation, but does not target total compensation or specific compensation elements against the market data. Instead, the CGNC Committee uses market data to assess the overall reasonableness of the Corporation’s executive compensation program. The CGNC Committee believes that compensation decisions require a thoughtful review of multiple factors. In addition to peer and general market data, as part of its compensation analysis the CGNC Committee takes various items into consideration, including: performance of the Corporation; market competition for a particular position; an individual’s experience, performance, responsibilities with the Corporation and long-term potential; historical compensation; tenure with the Corporation; long-term potential with the Corporation; internal equity holdings; and advice from FW Cook.

Basis and Structure of Executive Compensation

Currently, executive compensation is comprised primarily of three components: (i) base salary; (ii) short-term compensation in the form of annual incentive cash bonuses; and (iii) equity-based long-term incentive awards. The base salary is a fixed portion of the compensation while the other components are variable, payable based on a combination of performance of the relevant executive and the Corporation as well as the passage of time. In 2017, the short-term and long-term variable portions of executive compensation constituted, on average, at least a majority of each NEO’s total target compensation.

The Board annually reviews executive compensation. The CGNC Committee assesses and makes recommendations to the Board with regard to the competitiveness and appropriateness of the compensation packages of the Chief Executive Officer and other executives of the Corporation as well as such other key employees of the Corporation or any of its subsidiaries as may be identified to the CGNC Committee by the Board.

The Corporation believes that by adding various performance-based compensation elements into its executive compensation structure, the Corporation will be able to better align executive compensation, including short- and long-term incentives, with pay-for-performance, the goals and strategies of the Corporation, and the creation of long-term Shareholder value, all while maintaining appropriate and competitive compensation as compared to its peers. See “Statement of Executive Compensation – Incentive Plan Awards – Equity-Based Incentive Plans”.

Base Salary

The Corporation pays base salaries, which are the fixed component of executive compensation paid in cash, in order to establish a pay foundation at competitive levels to attract and retain talented executives, and to fairly compensate them for the expected daily responsibilities. Base salaries are reviewed annually following an assessment of each executive’s experience, past performance, level of responsibility and importance of the position to the Corporation, individual performance and performance of the Corporation relative to the industries in which it currently operates, competitiveness of compensation relative to that paid to individuals holding equivalent positions at comparable companies, and any extraordinary events faced by the Corporation from time to time.

The CGNC Committee annually reviews the Position Description of the Chief Executive Officer, evaluates the performance of the Chief Executive Officer against such Position Description and sets the Chief Executive Officer’s base salary based on this evaluation.

The Chief Executive Officer may recommend base salary adjustments to the CGNC Committee for senior executives other than himself. The CGNC Committee recommends to the Board the base salary adjustment for the Chief Executive Officer and other senior executives taking into consideration, among other things, past performance, extraordinary events and the long-term goals of the Corporation.

Incentive Cash Bonus

The Corporation’s annual incentive cash bonus program is designed to motivate and reward executive officers for achieving short-term performance and strategic objectives. It is designed to encourage the attainment of superior results according to objectives approved annually by the Board and management. Subject to the terms of each executive’s employment agreement, including those of the NEOs described below under “Employment Agreements”, target bonuses are typically expressed as a percentage of base salary and are payable if and when the appropriate goals are met, and in some cases, with set minimum amounts depending on the particular executive’s employment agreement or other arrangement, and are typically paid in the calendar year following the year for which performance was measured. The key purposes of incentive bonuses are to (i) align and reward individual contributions to The Stars Group’s objectives to ensure execution of key elements of The Stars Group’s business plan, (ii) promote collaboration and teamwork while recognizing individual contributions and accomplishments, and (iii) provide a competitive target level of annual incentive compensation. The strategic objectives and incentive cash bonuses for each NEO are approved by the CGNC Committee and may not be identical, if even awarded, for any given period.

Under the Corporation’s current incentive cash bonus policy and procedures, which are applicable to all employees, an individual’s incentive cash bonus is based on a combination of his or her personal performance, actual Corporation performance as compared to specified growth (i.e., revenue of a specified dollar amount, certain key customer activity metrics and new initiatives) and profitability (i.e., Adjusted EBITDA of a specified dollar amount) targets and projections, and in some cases, the performance of the business unit in which the individual works. The weighting of these factors varies by individual, position and/or department, but for each of the NEOs, it is weighted 50% on personal performance and 50% on actual Corporation performance. As it relates to Corporation performance, the targets are weighted such that the growth and profitability targets comprise 60% and 40%, respectively, of the total Corporation performance portion, and these objective targets are closely correlated to the full year financial guidance ranges that the Corporation publicly reports from time to time. In 2017, if the Corporation achieved the midpoint of the publicly reported revenue and Adjusted EBITDA financial guidance ranges for that period, then that translates to NEOs achieving approximately 39% of the Corporation performance portion of the incentive cash bonus (this excludes the impact on the Corporation performance portion of the incentive cash bonus attributable to other specified growth targets and projections, such as certain key customer activity metrics and new initiatives). For performance falling above or below the midpoint of the relevant ranges, the percentage of the Corporation performance portion achieved will be calculated by linear interpolation. Calculations of a particular individual’s incentive cash bonus for a given year will be determined annually based on performance. The maximum incentive cash bonus potential for each NEO is currently 100% of his or her respective base salary. Notwithstanding, the Board, in its discretion, may approve an incentive cash bonus for any NEO in excess of 100% of his or her base salary. For the annual incentive cash bonus amounts paid to each of the NEOs, see “Statement of Executive Compensation – Summary Compensation Table”. For minimum incentive cash bonuses, see “Employment Agreements” below. The Corporation’s other employees may also be entitled to participate in incentive cash bonuses at various levels, including maximum bonus potential levels as a percentage of his or her base salary ranging from 10% to 100%.

The CGNC Committee may in the future adjust the structure of the incentive cash bonuses for executives, including the NEOs, and other key employees to ensure that the purpose of and intention for providing appropriate and competitive incentives are met. For example, the Corporation continues to review and assess the importance of its key customer metrics as it relates to its evaluation of the business, its performance and the trends affecting the same, including, without limitation, customer engagement, gameplay, depositing activity, and various other customer trends, and may in the future determine that other metrics provide better measures and representations of performance for strategy and decision-making purposes.

Equity-Based Long-Term Incentive Awards

The Corporation maintains an equity-based long-term incentive award program to align the interests of its executives with those of its Shareholders by focusing its executives on long-term objectives over a multi-year period, with the value of the awards fluctuating based on stock price appreciation. Equity-based long-term incentive awards allow the Corporation to, among other things, promote the interests of the Corporation and its Shareholders by: (i) providing certain executives, including the NEOs, and key employees of the Corporation with greater incentives to further develop and promote the success of the Corporation, thus creating value for its Shareholders; (ii) further aligning the interests of its executives, including the NEOs, and key employees of the Corporation with those of its Shareholders generally through ownership of Common Shares or right to receive Common Shares; and (iii) assisting the Corporation in attracting, retaining and motivating its executives, including the NEOs, and key employees. More specifically, equity-based long-term incentive awards under the 2015 Equity Incentive Plan are granted to participants whose skill, performance and loyalty towards the Corporation are vital to its success, which currently includes the NEOs and certain other key executives and employees.

The Corporation currently makes its equity grants under the 2015 Equity Incentive Plan, which provides for grants of stock options (“Options”), RSUs, DSUs, PSUs, restricted shares, and other Common Share-based awards as the Board may determine. Prior to the 2015 Annual Meeting, equity-based awards were granted solely under the Corporation’s 2010 stock option plan, as amended from time to time (the “2010 Stock Option Plan”), and consisted only of Options. The Corporation no longer grants Options under the 2010 Stock Option Plan, but it remains in effect only to govern the terms of outstanding Options granted prior to the 2015 Annual Meeting.

In 2017, there were equity award grants made to executives, including the NEOs, under the 2015 Equity Incentive Plan. For equity awards held by the NEOs, see “Incentive Plan Awards – Outstanding Share-based Awards and Option-based Awards”.

As described above, based on its review of market practices and with the advice and assistance of FW Cook, the CGNC Committee redesigned the equity-based long-term incentive award program for the Corporation’s executives, including its NEOs, to further emphasize performance-based compensation. Effective for 2017, the CGNC Committee replaced the Options component of the long-term incentive program for its executive officers, including the NEOs, with a regular, annual grant program comprised of 67% PSUs and 33% RSUs (in each case based on grant date fair value). Effective for 2018, the regular, annual grant program for the NEOs will be comprised of 75% PSUs and 25% RSUs (in each case based on grant date fair value).

The RSUs vest in equal annual installments over a four-year period, generally subject to continued employment through each vesting date.

The PSUs will vest on the third anniversary of the grant date, provided the Corporation has attained its specified performance targets for the applicable three-year performance period and the individual remains employed by, or continues to provide services to, the Corporation. The CGNC Committee will determine whether the performance metrics are achieved. Half of the PSUs are earned based on average year-over-year growth percentages in revenue and half are earned based on average year-over-year growth percentages in “Plan Adjusted EBITDA,” in each case subject to equitable adjustment by the CGNC Committee to reflect the impact of (i) the effect of changes in tax laws, accounting principles or other laws or provisions affecting reported results; (ii) significant impacts from movements of at least five percent in foreign exchange; (iii) any purchase, acquisition, sale, disposition or write-down of a significant amount of assets or a significant business or joint venture; (iv) any uninsured catastrophic losses or extraordinary non-recurring items as described in applicable accounting standards or in management’s discussion and analysis of financial performance appearing in the Corporation’s annual report to shareholders or financial report for the applicable year; (v) materially adverse regulatory actions; or (vi) any other similar items. The intended result of any such adjustment would be to maintain the criteria for evaluating performance substantially the same following such event as it was prior to such event. “Plan Adjusted EBITDA” means net earnings (loss) from continuing operations before interest and financing costs (net of interest income), income taxes, depreciation and amortization, gaming duties, legal and lobbying expenses, termination payments, loyalty bonuses, and certain earnings and expenses related to certain immaterial arrangements related to the Corporation’s poker vertical.

At the threshold level for each metric, 0% of the granted PSUs will vest, at the target performance level for each metric, 100% of the granted PSUs will vest, and at the maximum performance level for each metric, 150% of the granted PSUs will vest (in each case determined separately for revenue and Plan Adjusted EBITDA). In addition, PSUs are subject to a total shareholder return condition (the “TSR Condition”) whereby the maximum number of PSUs that can vest is capped at 100% of the granted PSUs if the TSR Condition is not met when the CGNC Committee certifies achievement of the other goals. With respect to PSUs granted in 2017, the TSR Condition is the achievement of at least CAD$1.00 of appreciation to the applicable grant price measured at the end of the applicable three-year performance period. For performance falling between the levels, the actual amount vested will be calculated by linear interpolation. Following the end of the second year of the three-year performance period, the CGNC Committee will certify whether and to what extent the performance metrics were achieved as of the end of the second year of the full three-year performance period, and based on actual achievement as of that date, vest up to 50% of the total PSUs. If such PSUs are vested, they will settle following the conclusion of the three-year performance period. Following the conclusion of the full three-year performance period, the CGNC Committee will certify whether and to what extent the performance metrics were achieved during the full performance period, and based on actual achievement, the relative weighting and the TSR Condition, a total number of PSUs will be eligible to vest (taking into account the PSUs that may have already vested, if any, after the second year of the three-year performance period as described above) and be settled, subject to continued employment. Any unvested PSUs will be forfeited.

The CGNC Committee may in the future adjust the structure of the equity-based long-term incentive awards for the executives, including the NEOs, and other key employees to ensure that the purpose of and intention for providing appropriate and competitive long-term incentives is met.

Anti-Hedging Policy

The Corporation has adopted a policy prohibiting its NEOs, directors and employees from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities. To the best of management’s knowledge, none of the NEOs, directors and employees have purchased such financial instruments.

Automatic Share Trading Policy

On November 1, 2017, the Corporation adopted an automatic share trading policy (the “ASTP”) to allow its directors, executive officers and employees the opportunity to implement plans to realize the value of their equity and equity-based awards by purchasing or selling, on an automatic basis through independent third-party securities brokers or dealers, certain of their equity and equity-based awards in accordance with the plan. Purchases and sales of equity and equity-based awards under the ASTP are made by brokers or dealers in accordance with pre-determined parameters and/or sales schedules and could include circumstances when participants would ordinarily not be permitted to purchase or sell their equity or equity-based awards due to restrictions under Canadian or U.S. securities laws or trading blackouts. Participants are subject to meaningful restrictions on their ability to implement, modify, suspend or terminate their participation in the ASTP.

Stock Ownership Guidelines

To better align the interests of the Corporation’s executives and non-employee directors with those of the Shareholders, the Corporation adopted Stock Ownership Guidelines (“Stock Ownership Guidelines”) on September 14, 2017. The Stock Ownership Guidelines require the Corporation’s executives, including the NEOs, and its non-employee directors to own Common Shares, RSUs or DSUs at different multiples of their respective base salary or annual retainer, as applicable, depending upon their position at the Corporation within five years of becoming subject to the Stock Ownership Guidelines. The Chief Executive Officer has ownership requirements of three times base salary; the other executives have ownership requirements of one times base salary; and the non-employee directors have ownership requirements of five times their respective annual Board retainer. Each executive and non-employee director is expected to maintain such level of ownership for the duration of his or her employment or service with the Corporation. Additionally, the Chief Executive Officer must maintain such level of ownership for a period of 12 months following his or her retirement (subject to the share re-purchase provisions in the Corporation’s by-laws).

Other Benefits

The Corporation provides benefits and limited perquisites to its NEOs on a basis that is competitive with market practices. NEOs resident in Canada can participate in the DPSP, NEOs resident in the United States can participate in the 401(k) Plan, NEOs resident in the Isle of Man can participate in the IoM Pension Plan and NEOs resident in the United Kingdom can participate in the UK Pension Plan (as each such term is defined under “Statement of Executive Compensation – Pension Plan Benefits”). See “Statement of Executive Compensation – Pension Plan Benefits”.

Rationale for and Risks Associated with the Corporation’s Compensation Policies and Practices

Executive compensation consists of both fixed and variable components. See “Statement of Executive Compensation – Basis and Structure of Executive Compensation”. The fixed component (i.e., base salary) of compensation is designed to provide a steady income so that executives do not feel pressured to focus primarily on short-term gains or annual stock price performance, which may be detrimental to long-term appreciation, creation of Shareholder value and other business metrics. The variable component (i.e., incentive cash bonuses and equity-based long-term incentive awards) of compensation is designed to reward both individual performance and overall corporate performance, as well as align the interests of the executives, Corporation and Shareholders. The Corporation believes that the variable component of compensation is consistent with pay-for-performance and sufficient to motivate executives to achieve short- and long-term corporate objectives while the fixed component is sufficient to discourage executives from taking unnecessary or excessive risks in doing so.

The CGNC Committee believes that the current performance metrics and performance period of its equity-based long-term incentive awards, and the current performance metrics of its incentive cash bonuses, tie to the Corporation’s long-term strategy and objectives in that such metrics are used by management as key metrics in evaluating the Corporation’s operating results and for long-term financial and operational decision-making purposes. These metrics also are used by the Shareholders in evaluating financial and operational performance, enable comparison of financial results between periods where certain items may vary independent of business performance, and enhance the overall understanding of the Corporation’s past performance and future prospects, as well as its performance against peers and competitors. In addition, as it relates to the key customer metrics used in the incentive cash bonus determinations, the Corporation uses such metrics to evaluate its business, measure performance, identify trends affecting the same, formulate business plans and make strategic decisions. The CGNC Committee also believes that despite some overlap between the metrics used for determining the equity-based long-term incentive awards and incentive cash bonus portions of total executive compensation, i.e., revenue, Adjusted EBITDA and Plan Adjusted EBITDA, given that such metrics are weighted differently, measured over a different time period, and in the case of Adjusted EBITDA and Plan Adjusted EBITDA, calculated slightly differently, and given that the incentive cash bonus portion also includes key customer metrics, there is a minimal risk of duplicative awards. Executives are prohibited under the Corporation’s anti-hedging policy from taking actions to reduce the alignment of their equity awards with long-term share performance.

Performance Graph

The Common Shares commenced trading on the TSX Venture Exchange on July 21, 2010 and, effective October 1, 2013, began trading on the TSX. On September 22, 2014, The Stars Group was added to the S&P/TSX Composite Index, and on June 8, 2015, the Common Shares began trading on NASDAQ. The Common Shares trade on the TSX under the symbol “TSGI” and on the NASDAQ under the symbol “TSG”. The following graph compares the total cumulative return on $100 invested on December 31, 2012 in Common Shares with the total cumulative return on the S&P/TSX Composite Total Return Index and the NASDAQ Composite Total Return, for the period from December 31, 2012 through December 31, 2017.

*	Source: Bloomberg

From December 31, 2012 to December 31, 2017 the compensation payable to the NEOs, including as disclosed in the summary compensation table, has fluctuated, due to changes in the number of executives and senior management from year to year as well as turnover in the executive ranks and the transformation of the Corporation’s business from a solely business-to-business provider to a predominantly business-to-consumer technology company initially focused on one product, online poker, and now further diversified among product offerings (e.g., casino and sportsbook) and geographies, following the Corporation’s acquisition of Stars Interactive Holdings (IOM) Limited and its subsidiaries and affiliates (collectively, “Stars Interactive Group”), in August 2014 (the “Stars Interactive

Group Acquisition”). Compensation decisions are based upon, among other things, an individual’s performance, level of expertise, responsibilities and length of service to the Corporation, with incentive cash bonuses and equity-based long-term incentive awards granted as incentives for performance and contributions to the achievement of certain corporate targets and goals. Compensation values as disclosed in the summary compensation table are not directly related to share performance. However, share performance does directly affect the value to be realized by the NEOs from any long-term equity incentive awards. See “Basis and Structure of Executive Compensation” above.

Summary Compensation Table

The following table provides a summary of the compensation earned by the NEOs of the Corporation, being its Chief Executive Officer, its Chief Financial Officer and the three other most highly compensated executive officers of the Corporation, including any of its subsidiaries, or those individuals acting in a similar capacity, who each earned total compensation that exceeded CDN$150,000 in 2017.

Name and principal position	Year	Salary ($)	Share- based long-term incentive awards(1) ($)	Option- based awards(2) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)(3)	Total compensation ($)
					Annual incentive cash bonus	Long- term incentive plans
Rafael (Rafi) Ashkenazi, Chief Executive Officer of The Stars Group and Chief Executive Officer of Stars Interactive Group(4)	2017	919,648	1,593,972	—	1,162,078	—	—	140,260	3,815,958
	2016	670,144	—	—	674,653	—	—	140,578	1,485,375
	2015	601,254	—	157,411	150,927	—	—	138,493	1,048,085
Brian Kyle, Chief Financial Officer of The Stars Group(5)	2017	242,251	478,360	—	198,722	—	9,539	45,587	974,459
	2016	—	—	—	—	—	—	—	—
	2015	—	—	—	—	—	—	—	—
Marlon Goldstein, Executive VP & Chief Legal Officer of The Stars Group	2017	600,000	628,255	—	450,000	—	18,000	15,936	1,712,191
	2016	551,282	—	—	412,500	—	11,051	27,628	1,002,461
	2015	446,953	—	314,823	270,000	—	—	17,865	1,049,641
Guy Templer, Chief Operating Officer of Stars Interactive Group(6)	2017	526,989	507,989	—	405,376	—	36,889	53,409	1,530,652
	2016	427,325	—	—	427,325	—	29,913	69,570	954,133
	2015	482,222	—	—	150,927	—	33,893	86,069	753,111
Robin Chhabra, Chief Corporate Development Officer of The Stars Group(7)	2017	157,643	775,393	—	202,688	—	11,027	108,100	1,254,851
	2016	—	—	—	—	—	—	—	—
	2015	—	—	—	—	—	—	—	—
Daniel Sebag, Former Chief Financial Officer of The Stars Group(8)	2017	256,810	—	—	—	—	10,272	836,718(9)	1,103,800
	2016	453,113	—	—	226,556	—	9,821	21,282	710,772
	2015	469,300	—	314,823	211,185	—	—	16,108	1,011,416

Notes:

(1)

Comprised of RSUs and PSUs, which are calculated based on the target performance level for each metric being met, which would result in 100% of the granted PSUs vesting during the relevant periods. The number of Common Shares issuable upon vesting and settlement of those PSUs could be from 0% to 150% of the amount of granted PSUs depending on the achievement of certain metrics and conditions being met. For additional information, see “Basis and Structure of Executive Compensation – Equity-Based Long-Term Incentive Awards” below.  The applicable share price at the grant date was in Canadian dollars, therefore it was converted to U.S. dollars using an average exchange rate for the year ended December 31, 2017 of 0.794887.

(2)

The fair value of each granted Option was determined using the Black-Scholes option pricing model, according to IFRS 2 of the CPA Canada Handbook. The Corporation believes that this method produces a meaningful and reasonable estimate of fair value. The key assumptions used in the Black-Scholes option pricing model for calculating the value of the Options granted under the 2010 Stock Option Plan and the 2015 Equity Incentive Plan are as follows: risk free rate of 1.07% per annum, expected life of 4.75 years, a volatility of 52 – 60% and no dividend yield. With respect to fiscal years 2015 and 2016, the Corporation previously reported in its management information circular for its 2017 Annual Meeting the dollar amounts in this column based on certain IFRS accounting values as opposed to the Black-Scholes option pricing model, which for the NEOs that were in their positions as of December 31, 2017 resulted in lower dollar values than what are presented above.
(3)	Comprised primarily of sign-on bonuses, termination or severance pay, and allowances for benefits, cars, investments and/or housing, as applicable.
(4)

Mr. Ashkenazi was paid in Great Britain Pound Sterling for his services as the Chief Executive Officer of The Stars Group and was paid in Canadian dollars for his services as the Chief Executive Officer of Stars Interactive Group. Therefore, each component of his compensation paid in Great Britain Pound Sterling or Canadian dollars was converted to U.S. dollars using an average exchange rate for the year ended December 31, 2017 of 1.351253 and 0.794887, respectively.  All other compensation includes $83,507 in benefits allowance paid by The Stars Group.

(5)

Mr. Kyle joined the Corporation as its Chief Financial Officer on June 19, 2017. Mr. Kyle was paid in Canadian dollars, therefore each element of his compensation paid in Canadian dollars was converted to U.S. dollars using an average exchange rate for the year ended December 31, 2017 of 0.794887

(6)

Mr. Templer was paid in Great Britain Pound Sterling, therefore each element of his compensation paid in Great Britain Pound Sterling was converted to U.S. dollars using an average exchange rate for the year ended December 31, 2017 of 1.351253.

(7)

Mr. Chhabra joined the Corporation as its Chief Corporate Development Officer on September 1, 2017. Mr. Chhabra was paid in Great Britain Pound Sterling, therefore each element of his compensation was converted to U.S. dollars using an average exchange rate for the year ended December 31, 2017 of 1.351253.

(8)

On June 19, 2017, Mr. Sebag retired as Chief Financial Officer of the Corporation. Mr. Sebag was paid in Canadian dollars, therefore each element of his compensation was converted to U.S. dollars using an average exchange rate for the year ended December 31, 2017 of 0.794887.

(9)

On January 19, 2017, Mr. Sebag entered into a separation agreement with the Corporation (the “Separation Agreement”) pursuant to which, among other things, the Corporation and Mr. Sebag agreed to transition terms leading up to his separation from the Corporation, including, among other things, the terms of certain separation payments for an aggregate amount of CDN$900,000 payable by the Corporation to Mr. Sebag in connection therewith. In accordance with the terms of the Separation Agreement, as of December 31, 2017, the Corporation had paid CDN$675,000, with the remaining CDN$225,000 paid on March 31, 2018. The terms of the Separation Agreement also provide for the acceleration of vesting of all of his unvested Options granted under the 2010 Stock Option Plan and 2015 Equity Incentive Plan, as applicable.

Employment Agreements

Set forth below are general summaries of the material terms of the employment agreements of each NEO in effect as at December 31, 2017, which are qualified in their entirety by the full text of their respective employment agreement.

Employment Agreement of Mr. Rafael (Rafi) Ashkenazi, Chief Executive Officer of the Corporation and Chief Executive Officer of Stars Interactive Group

Pursuant to the terms of his employment agreement, Mr. Ashkenazi was formerly employed as Chief Operating Officer of the Stars Interactive Group and is now currently employed as Chief Executive Officer of Stars Interactive Group for a term of two years, automatically renewing for subsequent one-year terms, unless terminated by either Mr. Ashkenazi or Stars Interactive Group upon six months’ prior notice, or unless sooner terminated in accordance with the terms of his employment agreement. In addition to his base salary, Mr. Ashkenazi is eligible to participate in the incentive cash bonus and equity-based long-term incentive awards programs set out above under “Basis and Structure of Executive Compensation” and any other incentive plan that the Corporation may from time to time adopt. Although Mr. Ashkenazi is eligible to participate in IoM Pension Plan (hereinafter defined), he has elected not to do so, and receives an “investment allowance” equal to an aggregate amount of 7% of his annual base salary, payable monthly, in lieu thereof pursuant to applicable law and subject to applicable taxes. Mr. Ashkenazi’s employment agreement contains standard non-competition and non-solicitation provisions which respectively survive six months and one year following termination of employment, and standard confidentiality obligations which survive indefinitely.

Employment Agreement of Mr. Brian Kyle, Chief Financial Officer

Pursuant to the terms of his employment agreement, Mr. Brian Kyle is the Chief Financial Officer of the Corporation for an indefinite term and his employment agreement shall continue unless sooner terminated in accordance with its terms. In addition to his base salary, Mr. Kyle is eligible to participate in the incentive cash bonus and equity-based long-term incentive awards programs set out above under “Basis and Structure of Executive Compensation” and any other incentive plan that the Corporation may from time to time adopt. During the year ended December 31, 2017, Mr. Kyle participated in the DPSP (hereinafter defined), and the value of Mr. Kyle’s benefits under the DPSP during that period are summarized under the “Pension Plan Benefits” heading below. Mr. Kyle’s employment agreement contains standard non-competition and non-solicitation provisions which each survive for one year following termination of employment, and standard confidentiality obligations which survive indefinitely.

Employment Agreement of Mr. Marlon D. Goldstein, Executive Vice President and Chief Legal Officer & Secretary

Pursuant to the terms of his employment agreement, Mr. Marlon D. Goldstein is the Executive Vice President and Chief Legal Officer of the Corporation and his employment agreement is for an initial term of five years, automatically renewing for subsequent one-year terms, unless sooner terminated in accordance with its terms. In addition to his base salary, Mr. Goldstein is eligible to participate in the incentive cash bonus and equity-based long-term incentive awards programs set out above under “Basis and Structure of Executive Compensation” and any other incentive plan that the Corporation may from time to time adopt. Mr. Goldstein is entitled to a minimum annual cash bonus of not less than $200,000, which was negotiated in connection with his recruitment. During the year ended December 31, 2017, Mr. Goldstein participated in the 401(k) Plan (hereinafter defined), and the value of Mr. Goldstein’s benefits under the 401(k) Plan during that period are summarized under the “Pension Plan Benefits” heading below. Mr. Goldstein’s employment agreement contains non-solicitation provisions which survive for one year following termination of employment, and confidentiality obligations which survive indefinitely.

Employment Agreement of Mr. Guy Templer, Chief Operating Officer of Stars Interactive Group

Pursuant to the terms of his employment agreement, Mr. Templer is currently employed as Chief Operating Officer of Stars Interactive Group for a term of two years, automatically renewing for subsequent one-year terms, unless terminated by either Mr. Templer or Stars Interactive Group upon 12 months’ prior notice, or unless sooner terminated in accordance with the terms of his employment agreement. In addition to his base salary, Mr. Templer is eligible to participate in the incentive cash bonus and equity-based long-term incentive awards programs set out above under “Basis and Structure of Executive Compensation” and any other incentive plan that the Corporation may from time to time adopt. During the year ended December 31, 2017, Mr. Templer participated in the IoM Pension Plan (hereinafter defined), and the value of Mr. Templer’s benefits under the IoM Plan during that period are summarized under the “Pension Plan Benefits” heading below. Mr. Templer’s employment agreement contains standard non-competition and non-solicitation provisions which respectively survive six months and one year following termination of employment, and standard confidentiality obligations which survive indefinitely.

Employment Agreement of Mr. Chhabra Chief Corporate Development Officer

Pursuant to the terms of his employment agreement, Mr. Chhabra is the Chief Corporate Development Officer of the Corporation for an indefinite term and his employment agreement shall continue unless sooner terminated in accordance with its terms. In addition to his base salary, Mr. Chhabra is eligible to participate in the incentive cash bonus and equity-based long-term incentive awards programs set out above under “Basis and Structure of Executive Compensation” and any other incentive plan that the Corporation may from time to time adopt. During the year ended December 31, 2017, Mr. Chhabra participated in the UK Pension Plan (hereinafter defined), and the value of Mr. Chhabra’s benefits under the UK Pension Plan during that period are summarized under the “Pension Plan Benefits” heading below. Mr. Chhabra is entitled to a minimum annual cash bonus during his first year of employment of not less than £150,000, which was negotiated in connection with his recruitment. Mr. Chhabra’s employment agreement contains standard non-competition and non-solicitation provisions which each survive for one year following termination of employment, and standard confidentiality obligations which survive indefinitely.

Termination and Change of Control Benefits

In addition to standard termination provisions, including upon death or disability, the terms of the employment agreement of Mr. Ashkenazi with Stars Interactive Group provide his employment may be terminated by Stars Interactive Group upon six months’ prior notice, provided that Stars Interactive Group can also terminate Mr. Ashkenazi’s employment at any time without cause by paying to Mr. Ashkenazi an amount equal to one and a half (1.5) times his annual base salary in lieu of any required notice period, plus certain accrued holiday entitlements and the pro rata portion of any bonus to which Mr. Ashkenazi was entitled for the year most recently ended. Stars Interactive Group can also terminate Mr. Ashkenazi’s employment in connection with the occurrence of, or pursuant to, certain cause-related events set out in his employment agreement. If Mr. Ashkenazi’s employment agreement with Stars Interactive Group is terminated in connection with a change of control, Mr. Ashkenazi will be entitled to receive an amount equal to one and a half (1.5) times his annual base salary, plus certain accrued holiday entitlements and the pro rata portion of any bonus to which Mr. Ashkenazi was entitled for the year most recently ended.

Mr. Kyle’s employment agreement provides that in addition to standard termination provisions, including upon death or disability, the Corporation may terminate his employment at any time for cause. His employment agreement also provides that the Corporation may terminate Mr. Kyle’s employment at any time without cause by paying to Mr. Kyle an amount equal to one (1) times his annual base salary, car allowance and target bonus to which he was eligible, and Mr. Kyle will continue to participate in certain of the Corporation’s benefits for a period of 12 months following the end of his employment. Mr. Kyle may terminate his employment without cause upon 60-days’ prior written notice.

Also, in addition to standard termination provisions, including upon death or disability, the terms of Mr. Goldstein’s employment agreement stipulate that his employment may be terminated at any time for cause, upon a decision of the Board made at a duly called meeting to which he was invited. His employment agreement also provides that he may terminate his employment either without cause or for good reason after providing the Corporation with 30-days’ prior written notice. If the Board terminates Mr. Goldstein’s employment without cause (as such term is defined in his employment agreement), or if Mr. Goldstein terminates his employment for good reason (as such term is defined in his employment agreement), he will be entitled to receive (i) an amount equal to three (3) times the sum of (a) his annual base salary, as in effect immediately prior to the date on which the term of employment ends, plus (b) the higher of (A) the target bonus to which he was eligible for any of the then three (3) preceding fiscal years, or (B) the actual bonus paid to him for any of the three (3) preceding fiscal years, and (ii) 100% of the then-unvested equity awards held by him will immediately vest (provided that if an outstanding equity award is to vest based on the achievement of performance criteria, then such equity award will vest as to 100% of the amount of the equity award assuming the relevant performance criteria had been achieved at the highest applicable target levels for the relevant performance period(s)) (collectively, the “Termination Benefits”). Under such scenarios, Mr. Goldstein would also be entitled to accrued obligations (as such term is defined in his employment agreement) as of the termination date of his employment agreement, as well as the continuation of certain health benefits. Under his agreement, Mr. Goldstein has the right to terminate his employment for good reason any time up to May 1, 2018 due to David Baazov ceasing to be Chief Executive Officer or Daniel Sebag ceasing to be Chief Financial Officer. Upon the occurrence of a change of control, Mr. Goldstein will be entitled to receive the same Termination Benefits provided if terminated without cause.

The employment agreement of Mr. Templer provides for substantially similar termination provisions as that of Mr. Ashkenazi, with the exception that the severance amount payable in connection with the termination of employment by Stars Interactive Group in lieu of the required prior notice is one (1) time his annual salary then in effect, plus certain accrued holiday entitlements and the pro rata portion of any bonus to which Mr. Templer was entitled for the year most recently ended. Also, Mr. Templer’s employment agreement is silent as it relates to severance amounts payable in connection with a change of control.

Mr. Chhabra’s employment agreement provides that in addition to standard termination provisions, the Corporation may terminate his employment at any time for cause. His employment agreement also provides that the Corporation may terminate Mr. Chhabra’s employment upon 12 months’ prior notice, provided that the Corporation can also terminate Mr. Chhabra’s employment at any time without cause by paying to Mr. Chhabra an amount equal to one (1) time his annual salary and benefits then in effect, plus certain accrued holiday entitlements.

As for the treatment of the Options or equity awards in connection with a change of control of the Corporation, see “Incentive Plan Awards – The 2010 Stock Option Plan – Termination of Options”, and “Incentive Plan Awards – The 2015 Equity Incentive Plan – Change in Control” sections below. A “change of control”, for the purpose of such employment agreements, generally means the occurrence of: (a) an amalgamation, arrangement, merger, takeover bid, consolidation or other transaction as a result of which the Corporation is not the surviving or continuing corporation or entity (subject to certain exceptions, including transactions with wholly owned subsidiaries, and transactions in which there is no substantial change in the Shareholders and the outstanding Options and/or other equity awards are assumed or replaced by the successor or continuing corporation); (b) a dissolution or liquidation of the Corporation; (c) the sale of all or substantially all of the assets of the Corporation; (d) a business combination (going private transaction); or (e) any other transaction or series of related transactions which does not result in the Shareholders immediately prior to such transaction or series of related transactions holding 50% or more of the voting power of the surviving or continuing entity following such transaction or series of related transactions.

If the employment of any of the NEOs is terminated without cause, the right to exercise any vested Options granted under the 2010 Stock Option Plan ends on the 90th day following the date when such NEO ceased being in the Corporation’s active service or employment. The NEO’s right to exercise any vested stock equity-based awards granted under the 2015 Equity Incentive Plan ends on the earlier of (i) 90 days after termination and (ii) the expiry date of the equity-based award. If a NEO’s employment is terminated for cause, any Options granted under the 2010 Stock Option Plan or the equity-based awards granted under the 2015 Equity Incentive Plan will be deemed to have been cancelled immediately on the date in which he/she is required to stop reporting to work. For further information on the treatment of Options granted under the 2010 Stock Option Plan and equity-based awards granted under the 2015 Equity Incentive Plan in similar circumstances, see “Statement of Executive Compensation – Equity-Based Incentive Plans”.

The foregoing descriptions of the 2015 Equity Incentive Plan would remain the same following the approval of the Proposed Amendment to the 2015 Equity Incentive Plan. For a discussion of the Proposed Amendment to the 2015 Equity Incentive Plan, see “C. Equity Incentive Plan Resolution – Summary of Proposed Amendment”.

No incremental amount is payable to any of the NEOs who continued to serve as a NEO as at December 31, 2017 in connection with the termination of the NEO’s employment for cause or retirement. The following chart shows the estimated incremental payments to each continuing NEO at, following or in connection with the NEO’s death or disability, termination without cause or for good reason, termination without cause or for good reason following a change of control, or resignation or retirement, in each case, assuming the triggering event took place on December 31, 2017 and based on the closing price of the Common Shares on such date:

NEOs	Category of Payment	Termination by Reason of Death or Disability	Termination Without Cause or For Good Reason	Termination Without Cause or For Good Reason Following a Change In Control	Resignation and/or Retirement
Rafael (Rafi) Ashkenazi, Chief Executive Officer of The Stars Group and Chief Executive Officer of Stars Interactive Group(1)	Severance	$1,689,066	$2,424,297	$2,424,297	$0
	Equity-based awards(2)	$0	$0	$0	$0
	Total	$1,689,066	$2,424,297	$2,424,297	$0
Brian Kyle, Chief Financial Officer of The Stars Group(3)	Severance	$198,722	$990,551	$990,551	$0
	Equity-based awards(2)	$0	$0	$0	$0
	Total	$198,722	$990,551	$990,551	$0
Marlon Goldstein, Executive VP & Chief Legal Officer of The Stars Group	Severance	$100,000	$3,600,000	$3,600,000	$0
	Equity-based awards(2)	$0	$1,571,293	$1, 571,293	$0
	Total	$100,000	$5,171,293	$5,171,293	$0
Guy Templer, Chief Operating Officer of Stars Interactive Group(1)	Severance	$1,689,066	$1,108,703	$1,108,703	$0
	Equity-based awards(2)	$0	$0	$0	$0
	Total	$1,689,066	$1,108,703	$1,108,703	$0
Robin Chhabra, Chief Corporate Development Officer of The Stars Group(1)	Severance	$1,689,066	$991,352	$991,352	$0
	Equity-based awards(2)	$0	$0	$0	$0
	Total	$1,689,066	$991,352	$991,352	$0

Notes:

(1)

Messrs. Ashkenazi, Chhabra and Templer are paid in Great Britain Pound Sterling, therefore the calculation of their severance amount was converted to U.S. dollars using an average exchange rate for the year ended December 31, 2017 of 1.351253.

(2)

These amounts are calculated based on the difference between the closing price of Common Shares on the TSX of CDN$29.25 on December 29, 2017 and the exercise price of the Options. For the purposes of these calculations, the closing price of the Common Shares was converted from Canadian dollars to U.S. dollars using an exchange rate of 0.7971 as of December 29, 2017.

(3)	Mr. Kyle is paid in Canadian dollars, therefore the calculation of their severance amount was converted to U.S. dollars using an average exchange rate for the year ended December 31, 2017 of 0.794887.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The following table sets forth information concerning all awards outstanding as of December 31, 2017 for each NEO under the 2010 Stock Option Plan and the 2015 Equity Incentive Plan. There is no share-based award plan offered strictly to executive officers.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised Options (#)	Option exercise price(1) ($)	Option expiration date	Value of unexercised in-the-money Options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Rafael (Rafi) Ashkenazi, Chief Executive Officer of The Stars Group and Chief Executive Officer of Stars Interactive Group	225,000	15.94(2)	October 20, 2021	1,658,964	59,200 (PSUs)(3)	1,379,360	—
	50,000	15.72	December 17, 2022	379,818	29,600 (RSUs)	689,680	—
Brian Kyle, Chief Financial Officer of The Stars Group	—	—	—	—	17,532 (PSUs)(3)	408,496	—
	—	—	—	—	8,768 (RSUs)	204,294	—
Marlon Goldstein, Executive VP & Chief Legal Officer of The Stars Group	169,816	6.34	January 1, 2012	2,883,175
	200,000	24.95	September 6, 2021	—	23,332 (PSUs)(3)	543,636	—
	100,000	15.72	December 17, 2022	759,636	11,668 (RSUs)	271,864	—

Guy Templer, Chief Operating Officer of Stars Interactive Group	225,000	15.94	October 20, 2021	1,658,964	18,864 (PSUs)(3)	439,531	—
	—	—	—	—	9,436 (RSUs)	219,859	—
Robin Chhabra, Chief Corporate Development Officer of The Stars Group	—	—	—	—	30,664 (PSUs)(3)	714,471
	—	—	—	—	15,336 (RSUs)	357,329	—
Daniel Sebag, Former Chief Financial Officer of The Stars Group	300,000	0.74	July 21, 2017	4,020,643	—	—	—
	100,000	3.13	September 4, 2019	1,102,086	—	—	—
	75,000	23.29	September 8, 2021	—	—	—	—
	100,000	14.67	December 17, 2022	—	—	—	—

Notes:

(1)

These amounts are calculated based on the difference between the closing price of Common Shares on the TSX of CDN$29.25 on December 29, 2017 and the exercise price of the respective Options. For the purposes of these calculations, the closing price of the Common Shares was converted from Canadian dollars to U.S. dollars using an exchange rate of 0.7971 as of December 29, 2017.

(2)

This grant of Options under the 2010 Stock Option Plan was approved by the TSX in connection with the Stars Interactive Group Acquisition. The exercise price of such Options is equal to a price per share that is lower than the fair market value of the Common Shares at the date of grant.

(3)

These amounts are calculated based on the target performance level for each metric being met, which would result in 100% of the granted PSUs vesting during the relevant periods. For additional information, see “Basis and Structure of Executive Compensation – Equity-Based Long-Term Incentive Awards” above.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth information for each NEO concerning the value vested of the option-based awards, share-based awards and non-equity incentive plan compensation during the year ended December 31, 2017, as if such Options, share-based awards and non-equity incentive plan compensation were exercised, converted, redeemed or exchanged, as applicable, by the particular NEO as of each respective vesting date during such period.

Name	Option-based awards value vested during the year ($)(1)	Share-based awards value vested during the year ($)	Non-equity incentive plan compensation value vested during the year ($)
Rafael (Rafi) Ashkenazi, Chief Executive Officer of The Stars Group and Chief Executive Officer of Stars Interactive Group	333,405	—	—
Brian Kyle, Chief Financial Officer of The Stars Group	—	—	—
Marlon Goldstein, Executive VP & Chief Legal Officer of The Stars Group	110,781	—	—
Guy Templer, Chief Operating Officer of Stars Interactive Group	236,146	—	—
Robin Chhabra, Chief Corporate Development Officer of The Stars Group	—	—	—
Daniel Sebag, Former Chief Financial Officer of The Stars Group	199,971(2)	—	—

Notes:

(1)

These amounts are calculated based on the difference between the closing price of Common Shares on the TSX on the respective vesting dates during the year ended December 31, 2017 and the exercise price of the respective Options as if such options had been exercised on such vesting dates.

(2)

On January 19, 2017, Mr. Sebag entered into the Separation Agreement pursuant to which, among other things, the Corporation and Mr. Sebag agreed to transition terms leading up to his separation from the Corporation, which included the acceleration of vesting of all of his unvested Options granted under the 2015 Equity Incentive Plan.

Equity-Based Incentive Plans

On May 14, 2015, upon a recommendation of the CGNC Committee, the Board passed a resolution adopting the 2015 Equity Incentive Plan and amendments to the 2010 Stock Option Plan (the “2010 Stock Option Plan Amendments”), each of which was approved by the Shareholders at the 2015 Annual Meeting. The purpose of the 2015 Equity Incentive Plan is to provide flexibility to the Corporation to grant, in addition to Options, other forms of equity-based incentive awards to attract, retain and motivate qualified directors, employees and consultants of the Corporation and its affiliates (as defined therein). The 2010 Stock Option Plan Amendments limit the number of shares issuable under the 2010 Stock Option Plan to the number of Options outstanding as of the 2015 Annual Meeting and extend the expiry date of certain outstanding Options issued under the 2010 Stock Option Plan for twenty-four (24) months from their original expiry dates. Since the 2015 Annual Meeting, all grants of equity-based awards by the Corporation have been made pursuant to the 2015 Equity Incentive Plan only, and the 2010 Stock Option Plan, as amended by the 2010 Stock Option Plan Amendments, has remained in effect exclusively in respect of outstanding Options granted thereunder. For information on vesting value of equity-based awards granted by the Corporation to the NEOs, see above “Incentive Plan Awards – Value Vested or Earned During the Year”.

 The 2010 Stock Option Plan

The Board may no longer grant Options under the 2010 Stock Option Plan but outstanding Options still remain governed by its terms. Prior to the effective date of the 2010 Stock Option Plan Amendments, the Board was able, from time to time, in its discretion, and in accordance with the requirements of the TSX, to grant non-transferable Options to purchase Common Shares. The 2010 Stock Option Plan was a “10% rolling” stock option plan pursuant to which unallocated Options thereunder had to be re-approved by Shareholders by ordinary resolution every three years. Set forth below is a summary of certain key terms of the 2010 Stock Option Plan.

Eligibility

Prior to the 2010 Stock Option Plan Amendments, all directors, officers, employees and consultants of the Corporation or any of its subsidiaries were eligible to receive Options under the 2010 Stock Option Plan. Under the terms of the 2010 Stock Option Plan, the aggregate number of Common Shares issued to insiders of the Corporation within any one-year period, or issuable to insiders of the Corporation at any time, under all security-based compensation arrangements of the Corporation, could not exceed 10% of the total number of issued and outstanding Common Shares at such time. The number of Common Shares that were, at any time, issuable within any 12-month period under the 2010 Stock Option Plan on the exercise of Options or pursuant to other security-based compensation arrangements of the Corporation, (i) to any one participant were not to exceed 5% of the then issued and outstanding Common Shares, (ii) to any consultant were not to exceed 2% of the then issued and outstanding Common Shares, and (iii) to any employee conducting investor relations activities were not to exceed an aggregate of 2% of the then issued and outstanding Common Shares to all employees conducting investor relations activities.

Term, Vesting and Exercise Price of Options

All outstanding Options granted pursuant to the terms of the 2010 Stock Option Plan originally had five-year terms to expiry. However, pursuant to the 2010 Stock Option Plan Amendments, the expiry date of certain outstanding Options was extended for twenty-four (24) months from their original expiry dates. The extension was automatic for Canadian Taxpayers, but Foreign Taxpayers (as such terms are defined in the 2010 Stock Option Plan Amendments) had to elect to have such extension apply to any or all of their Options by giving written notice to the Corporation of such election. In the case of Foreign Taxpayers, the extension was also subject to Board approval.

The exercise price of the Options issued under the 2010 Stock Option Plan is fixed at the date of grant and is based on the closing price of the Common Shares on the TSX on the day prior to the date of grant. Generally, and unless otherwise determined by the Board in its discretion, such Options vest in equal annual amounts on each of the first, second, third and fourth anniversaries of the date of grant.

Termination of Options

If an optionee ceases to be in active employment or service with the Corporation or one of its subsidiaries (for any reason other than death, disability or termination for cause), the rights of such optionee to exercise any vested Options granted to him or her under the 2010 Stock Option Plan shall cease on the 90th day following the date when such optionee ceased to be in active employment or service with the Corporation or any of its subsidiaries, provided that, within such 90-day period, the optionee may only exercise such Options to the extent that he or she was entitled to exercise them on the day immediately preceding the date he or she ceased to be in active employment or service with the Corporation or one of its subsidiaries.

If an optionee is terminated for cause, such optionee’s right to exercise any Options granted to him or her under the 2010 Stock Option Plan shall be deemed to have ceased and the Options shall be deemed to have been cancelled on the day immediately preceding the earlier of the date on which the Corporation gives the participant notice of his or her termination or the date on which the Corporation requires the participant to stop reporting to work.

Upon the death of an optionee, all unvested Options shall vest immediately provided that such optionee was in active employment or service with the Corporation or under disability at the time of such death. Any Options granted to such optionee under the 2010 Stock Option Plan will be exercisable for a period of up to one year following death. In the event of the disability of an optionee, any Options granted to such optionee under the 2010 Stock Option Plan will continue to vest and all vested Options will be exercisable in accordance with the terms of such Options.

Upon the occurrence of a “change of control” event (as defined in the 2010 Stock Option Plan), at the option of the Corporation, any or all outstanding Options may be assumed by the successor or continuing entity (if any), or the successor or continuing entity may provide substantially similar consideration to optionees as was provided to Shareholders at the time of the occurrence of the “change of control”. In the event that the successor or continuing entity refuses to assume or substitute any outstanding Options, the Corporation will so notify the optionees in writing and the optionees will have ten business days following the date of such notice was given to exercise the vested Options as at the date of such notice, failing which all vested and unvested Options will be deemed to expire. Notwithstanding the foregoing, (i) in the case of a takeover bid, the optionees may elect to exercise all or any of the Options (whether vested or not at the time) for the purposes of tendering such Common Shares under such formal bid, and (ii) in the case of a business combination (going private transaction), the Corporation may terminate, subject to the completion of such business combination, all of the then outstanding Options by giving at least ten days prior written notice of such termination to each of the optionees and paying to each of the optionees at the time of the completion of the business combination an amount equal to the fair market value of the Options.

Amendment and Termination of the 2010 Stock Option Plan

Subject to applicable law, the Board may at any time suspend or terminate the 2010 Stock Option Plan, provided that no such termination may cause prejudice to any Options granted prior to the termination of the 2010 Stock Option Plan. The Board may not make the following amendments to the 2010 Stock Option Plan without shareholder approval (a) an increase in the number of reserved Common Shares, (b) a reduction in the exercise price or a cancellation of Options for the purpose of re-issuing new Options in replacement thereof, (c) an extension to the term of an Option beyond its original expiration date, (d) an amendment to the class of eligible participants allowing the introduction or re-introduction of non-employee directors of the Corporation on a discretionary basis, and (e) an amendment allowing Options to be transferable or assignable other than for ordinary estate settlement purposes. The Board may not reduce the exercise price of Options held by an insider of the Corporation at the time of the proposed amendment without disinterested Shareholder approval.

The Board may also at any time and from time to time make certain amendments to the 2010 Stock Option Plan without Shareholder approval, including amendments to (a) the eligibility criteria and the limits for participating in the 2010 Stock Option Plan, (b) the conditions for granting and exercising Options, (c) comply with the legislation governing the 2010 Stock Option Plan or the requirements of a regulatory body or stock exchange, (d) correct or rectify any ambiguity, incorrect stipulation or omission in the text of the 2010 Stock Option Plan, (e) improve plan administration, (f) change the vesting period, provided that such amendment does not accelerate the vesting of previously granted Options, (g) change the content of a grant agreement, (h) change the conditions governing the cancellation of Options, (i) change the conditions for the adjustment of Options, (j) adjust provisions governing the tax treatment of Options granted, and (k) change the provisions regarding the legislation applicable to the 2010 Stock Option Plan.

The 2015 Equity Incentive Plan

Below is a summary of the key terms of the 2015 Equity Incentive Plan.

Common Shares Subject to the 2015 Equity Incentive Plan

Subject to the adjustment provisions in the 2015 Equity Incentive Plan and the rules of any applicable stock exchange, the total number of Common Shares reserved for issuance pursuant to awards granted under the 2015 Equity Incentive Plan and the 2010 Stock Option Plan shall not exceed 10% of the issued and outstanding Common Shares from time to time. To the extent any awards under the 2015 Equity Incentive Plan or the 2010 Stock Option Plan are cancelled for any reason prior to exercise in full or are surrendered to the Corporation, except surrenders relating to the payment of the purchase price of any such award or the satisfaction of the tax withholding obligations relating to any such award, the Common Shares subject to such awards (or portion(s) thereof) shall be added back to the number of shares reserved for issuance under the 2015 Equity Incentive Plan. The number of Common Shares issuable to insiders under the 2015 Equity Incentive Plan and all other security-based compensation arrangements cannot exceed 10% of the issued and outstanding Common Shares at any time. The number of Common Shares issued to insiders within any one-year period and all other security-based compensation arrangements, including, but not limited to, the 2015 Equity Incentive Plan, cannot exceed 10% of the issued and outstanding Common Shares. Furthermore, the aggregate number of Common Shares issuable to eligible persons who are directors but not otherwise employees of the Corporation, including its affiliates (as defined therein), under all of the Corporation’s security based compensation arrangements shall not exceed 1% of the issued and outstanding Common Shares, and within any one financial year of the Corporation, the aggregate fair value on the date of grant of all awards granted to any director under all of the Corporation’s security based compensation arrangements shall not exceed CDN$100,000; provided, however, that if the Proposed Amendment is approved by the Shareholders at the Meeting, this amount shall be increased to CDN$150,000, of which no more than CDN$100,000 shall be granted in the form of Options.  The foregoing limits shall not apply to DSUs granted to a director in lieu of any cash retainer or meeting fees, provided that DSUs shall not be included in determining the aggregate fair value on the date of grant of DSUs granted within any one financial year.

Administration of the 2015 Equity Incentive Plan

The plan administrator of the 2015 Equity Incentive Plan (the “Plan Administrator”) will be determined by the Board, and will initially be the CGNC Committee, but may in the future be administered by the Board itself or delegated to such other committee as may be established by the Board from time to time. The Plan Administrator will determine which employees, directors, officers or consultants are eligible to receive awards under the 2015 Equity Incentive Plan. In addition, the Plan Administrator will interpret the 2015 Equity Incentive Plan and may adopt administrative rules, regulations, procedures and guidelines governing the 2015 Equity Incentive Plan or any awards granted under the 2015 Equity Incentive Plan as it deems to be appropriate.

Types of Awards

The following types of awards may be made under the 2015 Equity Incentive Plan: Options, RSUs, PSUs, DSUs, restricted shares and other share-based awards. All the awards described below are subject to the conditions, limitations, restrictions, exercise price, vesting and forfeiture provisions determined by the Plan Administrator, in its sole discretion, subject to such limitations provided in the 2015 Equity Incentive Plan, and will generally be evidenced by an award agreement. In addition, subject to the limitations provided in the 2015 Equity Incentive Plan and in accordance with applicable law, the Plan Administrator may accelerate or defer the vesting or payment of awards, cancel or modify outstanding awards, and waive any condition imposed with respect to awards or Common Shares issued pursuant to awards.

Stock Options

A stock option is a right to purchase Common Shares upon the payment of a specified exercise price as determined by the Plan Administrator at the time the stock option is granted. Subject to certain adjustments and whether the Common Shares are then trading on any stock exchange, the exercise price shall not be less than the highest closing price of the Common Shares on any stock exchange on which the Common Shares are then listed on the date of grant (the “Market Price”). Subject to the discretion of the Plan Administrator, stock options granted under the 2015 Equity Incentive Plan will vest in four equal amounts annually over the four years following the grant date. Subject to any accelerated termination as set forth in the 2015 Equity Incentive Plan, each stock option expires on the date that is the earlier of ten years from the date of grant or such earlier date as may be set out in the participant’s award agreement.

Unless otherwise specified by the Plan Administrator at the time of granting a stock option, the exercise notice of such option must be accompanied by payment in full of the purchase price for the Common Shares to be purchased underlying the options. The exercise price must be fully paid by certified cheque, bank draft or money order payable to the Corporation or by such other means as might be specified from time to time by the Plan Administrator, which may include (i) through an arrangement with a broker approved by the Corporation (or through an arrangement directly with the Corporation) whereby payment of the exercise price is accomplished with the proceeds of the sale of Common Shares deliverable upon the exercise of the stock option, (ii) through any cashless exercise process as may be approved by the Plan Administrator, (iii) such other consideration and method of payment for the issuance of Common Shares to the extent permitted by applicable securities laws, or (iv) any combination of the foregoing methods of payment. No Common Shares will be issued or transferred upon the exercise of stock options in accordance with the terms of the grant until the Corporation receives full payment therefor.

Restricted Share Units

An RSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Corporation that entitles the holder to receive Common Shares after a specified vesting period determined by the Plan Administrator, in its sole discretion. Upon settlement, holders will receive one fully paid and non-assessable Common Share in respect of each vested RSU.

Performance Share Units

A PSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Corporation that entitles the holder to receive Common Shares based on the achievement of performance goals established by the Plan Administrator over a performance period. The performance goals may be based upon the achievement of corporate, divisional or individual goals, and may be applied relative to performance of an index or comparator group, in each case as determined by the Plan Administrator. The Plan Administrator may modify the performance goals as necessary to align them with the corporate objectives of the Corporation. The performance goals may include a threshold level of performance below which no payment will be made (or no vesting will occur), levels of performance at which specified payments will be made (or specified vesting will occur), and a maximum level of performance above which no additional payment will be made (or at which full vesting will occur). Upon settlement, holders will receive fully paid and non-assessable Common Shares in proportion to the number of vested PSUs held and the level of performance achieved.

Restricted Shares

A restricted share is a fully paid and non-assessable Common Share that is subject to restrictions on transfer and a risk of forfeiture for a period of time, and which shall be held by the Corporation or its designee in escrow until such time as the restricted period lapses. The Plan Administrator shall have the authority to determine at the time of grant, in its sole discretion, the duration of the restricted period and other restrictions applicable to the restricted Common Shares. Except for the restrictions applicable to the restricted Common Shares, during the restricted period, the holder shall have all the rights and privileges of a holder of Common Shares as to the restricted Common Shares, including the right to vote.

Deferred Share Units

A DSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Corporation that entitles the holder to receive Common Shares on a future date, generally upon termination of service with the Corporation. Upon settlement, holders will receive one fully paid and non-assessable Common Share in respect of each vested DSU.

Other Share-Based Awards

The Plan Administrator may, subject to the provisions of the 2015 Equity Incentive Plan and applicable law, grant other share-based awards to any director, officer, employee or consultant, other than those described above. Such awards are to be denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Common Shares (including securities convertible into Common Shares).

Dividend Equivalents

RSUs, PSUs, DSUs and, if so determined by the Plan Administrator in its discretion, other Common Share-based awards, may be credited with dividend equivalents in the form of additional RSUs, PSUs, DSUs and other share-based awards, as applicable. Dividend equivalents shall vest in proportion to the awards to which they relate. Such dividend equivalents shall be computed by dividing: (i) the amount obtained by multiplying the amount of the dividend declared and paid per Common Share by the number of RSUs, PSUs, DSUs or other share-based awards, as applicable, held by the participant on the record date for the payment of such dividend, by (ii) the Market Price at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places.

Black-out Periods

If an award expires during, or within five business days after, a trading black-out period imposed by the Corporation to restrict trades in its securities, then, notwithstanding any other provision of the 2015 Equity Incentive Plan, unless the delayed expiration would result in tax penalties, the award shall expire ten business days after the trading black-out period is lifted by the Corporation.

Expiration

All awards granted under the 2015 Equity Incentive Plan will expire on the date set out in the applicable award agreement, subject to early expiry in certain circumstances, provided that in no circumstances will the duration of an award granted under the 2015 Equity Incentive Plan exceed 10 years from its date of grant.

Termination of Employment or Services

The following table describes the impact of certain events that may, unless otherwise specified by the Plan Administrator at the grant date or otherwise set forth in an employment or written agreement, lead to the acceleration or early expiry of awards granted under the 2015 Equity Incentive Plan:

Event	Provisions
For all Participants – in the case of death or disability	• Acceleration of portion of next instalment due to vest • Forfeiture of all remaining unvested awards 30 days after the date of death or disability

Employees

Termination for cause	• Forfeiture of all unvested and vested awards

Termination other than for cause	• Forfeiture of all unvested awards • Exercise of vested options until the earlier of (i) 90 days after termination and (ii) expiry date

Voluntary resignation	• Forfeiture of all unvested awards • Exercise of vested options until the earlier of (i) 90 days after resignation and (ii) expiry date

Consultants

Voluntary resignation or termination due to breach of consulting agreement or arrangement	• Forfeiture of all unvested and vested awards

Termination other than for breach of consulting agreement or arrangement	• Forfeiture of all unvested awards • Exercise of vested options until the earlier of (i) 90 days after termination and (ii) expiry date

Directors – ceasing to hold office other than due to death or disability	• Forfeiture of all unvested awards • Exercise of vested options until the earlier of (i) 90 days following cessation and (ii) expiry date

Change in Control

Except as specified by the Plan Administrator at the grant date or otherwise set forth in an employment or written agreement, if an employee is terminated within 12 months following a “change in control”, all awards vest and options may be exercised until the earlier of (i) 90 days after termination and (ii) the expiry date of the option. However, the 2015 Equity Incentive Plan provides that in connection with a “change in control”, the Plan Administrator may (i) cause awards to be converted or exchanged into or for rights or other securities in any entity participating in or resulting from the “change in control”, (ii) cause any unvested or unearned awards to become fully vested or earned or free of restriction upon or immediately prior to the occurrence of such “change in control”, or (iii) replace the awards with other rights. Subject to certain exceptions, a “change in control” means (i) any transaction pursuant to which a person or group acquires more than 50% of the outstanding Common Shares, (ii) the sale of all or substantially all of the assets or the dissolution of the Corporation, (iii) the acquisition of the Corporation via consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise, (iv) individuals who comprise the Board at the last annual meeting of Shareholders (the “Incumbent Board”) cease to constitute at least a majority of the Board, unless the election, or nomination for election by the Shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, in which case such new director shall be considered as a member of the Incumbent Board, or (v) such event the Board determines as being a “change in control”.

Non-Transferability of Awards

Subject to certain exceptions provided under the 2015 Equity Incentive Plan (including the assignment of awards to certain Permitted Assigns (as defined under National Instrument 45-106 Prospectus Exemptions, as amended from time to time)), and unless otherwise provided by the Plan Administrator, no assignment or transfer of awards granted under the 2015 Equity Incentive Plan, whether voluntary, involuntary, by operation of law or otherwise, is permitted.

Amendments to the 2015 Equity Incentive Plan

The Plan Administrator may also from time to time, without notice and without approval of the holders of voting shares, amend, modify, change, suspend or terminate the 2015 Equity Incentive Plan or any awards granted pursuant thereto as it, in its discretion, determinates appropriate, provided that (i) no such amendment, modification, change, suspension or termination of the 2015 Equity Incentive Plan or any award granted pursuant thereto may materially impair any rights of a holder or materially increase any obligations of a holder under the 2015 Equity Incentive Plan without the consent of such holder, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable securities laws or stock exchange requirements, and (ii) any amendment that would cause an award held by a Foreign Taxpayer (as such term is defined in the 2015 Equity Incentive Plan) to be subject to the additional tax penalty under Section 409A(1)(b)(i)(ii) of the U.S. Internal Revenue Code of 1986, as amended, shall be null and void ab initio.

Notwithstanding the above, none of the following amendments shall be made to the 2015 Equity Incentive Plan without the approval of the Shareholders:

(a)

increasing the percentage of Common Shares reserved for issuance under the 2015 Equity Incentive Plan, except pursuant to the provisions in the 2015 Equity Incentive Plan, which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

(b)	increasing or removing the 10% limits on Common Shares issuable or issued to insiders;
(c)

reducing the exercise price of an award except pursuant to the provisions in the 2015 Equity Incentive Plan, which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

(d)	extending the term of an award beyond the original expiry date (except in connection with a black-out period as described above);
(e)	permitting an award to be exercisable beyond 10 years from the date of grant (except in connection with a black-out period as described above);
(f)	increasing or removing the limits on the participation of non-employee directors;
(g)

permitting awards to be transferred to a person other than a Permitted Assign (as defined under National Instrument 45-106 Prospectus Exemptions, as amended from time to time) or for normal estate settlement purposes; or

(h)	deleting or otherwise limiting the amendments that require approval of the Shareholders.

Except for the items listed above, amendments to the 2015 Equity Incentive Plan do not require Shareholder approval. Such amendments include, without limitation: (i) amending the general vesting provisions or restricted period of an award; (ii) amending the provisions for early termination of awards in connection with a termination of employment or service; (iii) adding covenants of the Corporation for the protection of the participants; (iv) amendments that are desirable as a result of changes in law in any jurisdiction where a participant resides; and (v) curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

Burn Rate under Security-Based Compensation Arrangements

The table below sets out the burn rate for each of the Corporation’s equity compensation plans as of December 31 for each of the last three years. The burn rate represents the total number of Options, RSUs, PSUs and DSUs granted during the last financial year of the Corporation, including additional RSUs, PSUs and DSUs granted as dividend equivalents, divided by the weighted average number of Common Shares outstanding, in each case, during the last financing year.

Security-Based Compensation Arrangements	2017	2016	2015
2015 Equity Incentive Plan	0.51%	0.03%	2.35%
2010 Stock Option Plan	0.00%	0.00%	0.69%

Pension Plan Benefits

The Corporation had no deferred compensation plans, defined benefit plans or defined contribution plans (collectively, the “Plans”) in place at any time during the year ended December 31, 2017, other than the deferred profit sharing plan of the Corporation (the “DPSP”) described below. During the same period, Stars Interactive Group had a number of Plans in place, including a defined contribution plan for Isle of Man-located employees (the “IoM Pension Plan”), and a defined contribution plan for United Kingdom-located employees (the “UK Pension Plan”), and a wholly owned U.S. subsidiary of the Corporation (“The Stars Group US”) had a 401(k) plan (the “401(k) Plan”) for U.S.-located employees. Messrs. Ashkenazi and Templer were eligible to participate in the IoM Pension Plan during the year ended December 31, 2017 but only Mr. Templer elected to participate. Mr. Ashkenazi instead elected to receive an “investment allowance” equal to an aggregate amount of 7% of his annual base salary, payable monthly. During the year ended December 31, 2017, Mr. Kyle participated in the DPSP as did Mr. Sebag until his retirement on June 19, 2017, Mr. Goldstein participated in the 401(k) Plan, and Mr. Chhabra participated in the UK Pension Plan.

The IoM Pension Plan

Stars Interactive Group adopted the IoM Pension Plan to provide certain employees located in the Isle of Man with the opportunity to save for retirement on a tax-advantaged basis. The plan is accessible to all employees of Stars Interactive Group located in the Isle of Man from the first day of employment, and each such employee can leave membership of the plan without penalty. Upon becoming a member of the IoM Pension Plan, each eligible participant is issued a personal policy, and all payments into the IoM Pension Plan are held exclusively in the relevant employee’s name. The relevant participant’s pension fund grows to retirement and the growth level through time will depend on a number of factors, including, but not limited to: (i) the amount of contributions the relevant employee and Stars Interactive Group make to the IoM Pension Plan, and (ii) the performance of the relevant fund(s) in which the participant’s contributions are invested. Participation in the IoM Pension Plan is voluntary. The plan provides that each eligible participant can contribute up to a maximum of 100% of his or her net earnings, subject to a maximum of £300,000. On the other hand, Stars Interactive Group annually contributes an aggregate amount of 7% of the annual base salary of the relevant eligible employee, subject to certain limits imposed by applicable law.

There is a range of funds available to eligible participants under the IoM Pension Plan, which include the default investment option, as well as unit-linked funds and other options that can be selected by the participants based on their respective requirements and risk tolerance, as well as other elements determined from time to time by the participant and the fund administrator.

The administrator of the IoM Pension Plan charges a yearly fee equal to 1% of the fund value in order to manage the fund, without any other charges or penalties being imposed by the administrator. Participants may incur additional annual charges depending on the funds chosen by the participant, and the participant is advised of any such additional fees at the time of selecting the funds. Under the IoM Pension Plan, the retirement age is 65; it being understood that a participant under the plan may be eligible for benefits thereunder from and after age 50 until the age of 75, subject to the terms and limitations set out in the IoM Pension Plan, irrespective of whether such participant has retired.

Eligible participants have the option of taking up to thirty percent (30%) of the accumulated fund(s) as a tax-free cash sum. The remainder of the fund(s) must be used to provide a pension, to be allocated in accordance with the relevant participant’s needs and wishes at the relevant time, subject to the policies of the IoM Pension Plan and applicable laws. The amount of pension an eligible participant will receive will be determined by the value of the fund(s) upon such participant’s retirement, the type of pension chosen, as well as the prevailing annuity rates. In addition, pursuant to recent amendments to applicable pension legislation, certain additional funds (currently up to approximately £70,000) may be accessed as a one-off payment at favorable tax rates for members who are age 55 or older, subject to certain limitations and restrictions. To the extent a participant leaves employment with Stars Interactive Group, such participant will have the option to: (i) leave his or her benefits within the IoM Pension Plan where they will continue to grow in line with investment performance, (ii) continue to pay contributions going forward, or (iii) transfer the value of the investment in the plan to another arrangement or plan. If the eligible participant dies before retirement, the full value of the employee’s fund will be paid either as a cash sum or dependant’s pension, depending the circumstances. The IoM Pension Plan accepts transfers from other pension arrangements and may be assigned in certain circumstances.

In February 2018, new pension legislation in the Isle of Man was passed giving pension plan providers the ability to offer a new type of pension (“Pension Freedom Plan”), which will, among other things, (i) permit full access to pension funds if certain conditions are met, (ii) increase the retirement age to 55 but remove the maximum retirement age limit, and (iii) reduce the annual contribution limit to £50,000.  As of the date of this Information Circular, the Corporation’s pension plan provider in the Isle of Man is currently reviewing the new pension legislation, which took effect on April 6, 2018, to determine whether it will offer the Pension Freedom Plan to the Corporation’s employees located in the Isle of Man.

UK Pension Plan

Stars Interactive Group adopted the UK Pension Plan to provide certain employees located in the United Kingdom with the opportunity to save for retirement on a tax-advantaged basis in accordance with United Kingdom Auto Enrolment Legislation. To be eligible to participate in the UK Pension Plan, the employee must be between 22 years old and the current state pension age, which is 65 as of the date of this Information Circular, and earn more than £10,000 per annum. On the first day of eligibility, an eligible employee is automatically enrolled in the UK Pension Plan and contributions applied accordingly. The employee may opt out of this automatic enrolment within 30 days of enrollment and receive a full refund of contributions. In the event that the employee opts out after this 30-day period, no future contributions will be made and any contributions received by the plan will remain invested on the employee’s behalf until the employee chooses to transfer to an alternative arrangement or commence payment of benefits (which generally occurs at age 55 under normal circumstances). In accordance with the United Kingdom Auto Enrollment Legislation, the Corporation must, among other things, review its plan membership every three years.

The UK Pension Plan is also accessible to other employees of Stars Interactive Group located in the United Kingdom if they do not meet the eligibility criteria above, but enrollment is not automatic and participation must be requested by the employee. The Corporation may not and does not coerce any of its employees to leave or not elect to join the UK Pension Plan.

Upon becoming and remaining a participant under the UK Pension Plan, each participant is issued a personal policy, and all payments into the UK Pension Plan are held exclusively in that eligible participant’s name. Each participant’s personal policy continues to retirement and the growth level through such time will depend on a number of factors, including, but not limited to: (i) the amount of contributions the employee and Stars Interactive Group make to the UK Pension Plan, and (ii) the performance of the fund(s) in which the participant’s contributions are invested. The plan provides that each participant can contribute up to a maximum of £40,000 per annum and may carry forward any unused annual allowance from the previous three tax years to potentially increase this amount. Further contribution limitations exist where a participant has accessed any benefits under the pension flexibility rules that came in to force on April 6, 2015. Under current legislation, Stars Interactive Group is required to pay a minimum contribution of 2% of a participant’s annual base salary with an overall minimum total contribution amount of 5%. Effective April 6, 2019, Stars Interactive Group will be required to pay a minimum contribution of 3% of a participant’s annual base salary with an overall minimum total contribution amount of 8%. Currently, Stars Interactive Group annually contributes an aggregate amount of 7% of each participant’s annual base salary, subject to certain limits imposed by applicable law.

There is a range of funds available to eligible participants under the UK Pension Plan, which include the default investment option, as well as unit-linked funds and other options that can be selected by the participants based on their respective requirements and risk tolerance, as well as other elements determined from time to time by the participant and the fund administrator.

The administrator of the UK Pension Plan charges a yearly fee, which varies depending on the underlying investment strategy and ranges between 0.004% and 1.080% of the fund value in order to manage the fund, without any other charges or penalties being imposed by the administrator. Under the UK Pension Plan, the retirement age is 65; it being understood that a participant under the plan may be eligible for benefits thereunder from age 55 until age 75, subject to the terms and limitations set out in the UK Pension Plan, irrespective of whether such participant has retired. The minimum retirement age, which is currently age 55, is scheduled to move in line with (but remain 10 years earlier than) any future changes to the United Kingdom state pension age.

Eligible participants have the option of taking up to twenty five percent (25%) of the accumulated fund(s) as a tax-free cash sum. The remainder of the fund(s) can then be used to provide an income or be paid as a single, taxable lump sum, to be allocated in accordance with the relevant participant’s needs and wishes at that time, subject to the policies of the UK Pension Plan and applicable laws. The amount of pension an eligible participant will receive will be determined by the value of the fund(s) upon such participant’s retirement and the type of pension chosen, which may involve the prevailing annuity rates.

To the extent a participant leaves employment with Stars Interactive Group, such participant will have the option to: (i) leave his or her benefits within the UK Pension Plan where they will continue to grow in line with investment performance, (ii) continue to pay contributions going forward, or (iii) transfer the value of the investment in the plan to another arrangement or plan. If the eligible participant dies before retirement, the full value of the participant’s fund(s) will be paid as a cash sum or dependant’s pension, depending the circumstances. The UK Pension Plan accepts transfers from other pension arrangements and may be assigned in certain circumstances.

The 401(k) Plan

The Stars Group US adopted the 401(k) Plan to provide certain U.S.-based employees with the opportunity to save for retirement on a tax-advantageous basis. All employees of The Stars Group US resident in the United States are eligible to participate in the 401(k) Plan as of their date of hire. Eligible participants in the 401(k) Plan may elect to contribute up to 100% of their gross wages into the 401(k) Plan to a regular 401(k) account or on an after-tax basis to a Roth 401(k) account, subject to maximum yearly amounts of deferrals, which were $18,000 for the 2017 fiscal year ($24,000 for employees over the age of 50). The Stars Group US contributes an amount equal to the sum of 100% of the contributions of an eligible participant, not to exceed 6% of the participant’s yearly compensation (excluding fringe benefits and bonuses); provided, however, that the recognized annual compensation in respect of a participant for the purpose of the 401(k) plan is capped, by law, at $270,000 for the 2017 fiscal year. Employer matching contributions vest immediately upon disbursement. The Stars Group US may also make a discretionary contribution in respect of participants that are employed at the end of each relevant fiscal year.

Participants can elect to invest their 401(k) Plan assets among the list of available investment options. Under the plan, withdrawals prior to termination of employment are permitted if the participant has attained the age of 59 ½ and in prescribed cases of financial hardship. Participants also receive the value of their account when they leave employment.

The DPSP

The Corporation adopted the DPSP to allow Canadian-based employees to share in the profits of the Corporation and to accumulate these savings under a tax-deferred arrangement. All full-time permanent employees of the Corporation, other than certain related-parties of the Corporation identified under applicable Canadian law, with at least three months of continuous employment are eligible to participate in the DPSP; provided, however, that the Corporation has the discretion to waive the employment grace period requirement. Under the DPSP, the Corporation will make contributions from profits generated during the then current year or prior years that have not yet been allocated, while eligible participants do not contribute to the DPSP. The contributions of the Corporation are limited to the maximum contribution for deferred profit sharing plans under applicable Canadian law, being of $13,115 for the fiscal year ended December 31, 2017. All contributions made by the Corporation under the DPSP vest immediately upon disbursement. Under the DPSP, the Corporation contributes an amount equal to the sum of 100% of the contributions of an eligible participant to his or her Registered Retirement Savings Plan, which is a specific retirement savings plan to which the eligible participant contributes, not to exceed 4% of the participant’s yearly compensation (excluding taxable benefits and bonuses).

In the event of an eligible participant’s termination of employment, retirement, death or disability (as defined under the DPSP), or if the DPSP is terminated, the eligible participant will be entitled to the vested value of his or her account accumulated until the relevant trigger date. During the year ended December 31, 2017, Mr. Sebag contributed to a non-registered plan, and the Corporation matched those contributions to those plans.

The following table presents certain information regarding the benefits received by Mr. Templer pursuant to the IoM Pension Plan, Mr. Goldstein under the 401(k) Plan, and Messrs. Kyle and Sebag under the DPSP, and Mr. Chhabra under the UK Pension Plan, in each case for the year ended December 31, 2017:

Name	Accumulated value at start of year(1)	Compensatory(2)	Accumulated value at year end(3)
Brian Kyle, Chief Financial Officer of The Stars Group	$0	$9,539	$20,358
Guy Templer, Chief Operating Officer of Stars Interactive Group	$295,201	$36,889	$421,718
Marlon Goldstein, Executive VP & Chief Legal Officer of The Stars Group	$19,726	$18,000	$64,763
Robin Chhabra, Chief Corporate Development Officer of The Stars Group	$0	$11,027	$11,027
Daniel Sebag, Former Chief Financial Officer of The Stars Group	$19,660	$10,272	—

Notes:

(1)

The benefits accumulated at the start of the year by Mr. Templer under the IoM Pension Plan are computed in Great Britain Pound Sterling, therefore the amounts were converted into U.S. dollars using an exchange rate as of the start of the year of 1.2339.

(2)

The benefits accumulated as “compensatory” by (i) Messrs. Templer and Chhabra under the IoM Pension Plan and UK Pension Plan, respectively, are computed in Great Britain Pound Sterling, therefore the amounts were converted into U.S. dollars using an average exchange rate of 1.351253, and (ii) Messrs. Kyle and Sebag under the DPSP are computed in Canadian dollars, therefore the amounts were converted into U.S. dollars using an average exchange rate of 0.794887.

(3)

The benefits accumulated at the end of the year by (i) Messrs. Templer and Chhabra under the IoM Pension Plan and UK Pension Plan, respectively, are computed in Great Britain Pound Sterling, so the amounts were converted into U.S. dollars using a closing exchange rate of 1.350291, and (ii) Messrs. Kyle and Sebag under the DPSP are computed in Canadian dollars, therefore the amounts were converted into U.S. dollars using a closing exchange rate of 0.795343.

Director Compensation

Director Compensation Table

The following table sets forth information concerning all amounts of compensation provided to the directors of the Corporation who are not members of the management of the Corporation for the year ended December 31, 2017.

Name	Fees earned ($)			Share-based awards ($)(9)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
	Received in Cash	Received in DSUs	Total Fees
Divyesh (Dave) Gadhia(1)	363,331	750,000	1,113,331	65,000	—	—	—	—	1,178,331
Harlan Goodson(2)(8)	119,732	175,000	294,732	65,000	—	—	—	—	359,732
Alfred F. Hurley, Jr.(3)(8)	98,610	175,000	273,610	65,000	—	—	—	—	338,610
David Lazzarato(4)(8)	94,716	175,000	269,716	65,000	—	—	—	—	334,716
Peter E. Murphy(5)(6)(8)	37,411	175,000	212,411	—	—	—	—	—	212,411
Mary Turner(6)(8)	37,411	175,000	212,411	—	—	—	—	—	212,411
Wesley K. Clark(7)	30,000	—	30,000	65,000	—	—	—	—	95,000
Aubrey Zidenberg(7)	55,403	—	55,403	65,000	—	—	—	—	120,403

Notes:

(1)

Mr. Gadhia is the Chairman of the Board, Chairman of the Special Committee and a member of the CGNC Committee. With respect to Mr. Gadhia’s compensation, the Board considered his extraordinary contributions and efforts throughout 2017, much of which the Board believed to be above and beyond the scope of his responsibilities as Chairman of the Board, and the significant time and effort he expended on behalf of the Corporation, including without limitation, overseeing the Board’s review of certain legacy matters, assisting with respect to certain strategic initiatives and opportunities, mentoring certain members of management and chairing the Special Committee. Based on the recommendation of the CGNC Committee and upon consultation with FW Cook, as well as consideration of other applicable factors, including the recognition and feedback from various stakeholders, the Board determined it appropriate to pay Mr. Gadhia this compensation, including a one-time $500,000 additional retainer, which was paid in the form of immediately vested DSUs. Mr. Gadhia does not receive any additional fees for his service as a member of the CGNC Committee. Of the Board Chairman retainer paid on June 30, 2017, $250,000 was paid in lieu of cash in the form of DSUs subject to vesting on the day immediately preceding the Meeting. See note 9 below for additional information regarding the $65,000 share-based award noted in the table above.

(2)	Following the 2017 Annual Meeting, Mr. Goodson was replaced as a member of the Audit Committee. Mr. Goodson is a member of the CGNC Committee and the Special Committee.
(3)	Mr. Hurley was a member of the Audit Committee until December 31, 2017. Mr. Hurley is the Chairman of the CGNC Committee and a member of the Special Committee.
(4)	Mr. Lazzarato is the Chairman of the Audit Committee and a member of the Special Committee.
(5)	Mr. Murphy will not be standing for re-election as a director at the Meeting.
(6)	Ms. Turner and Mr. Murphy each became a member of the Board and the Audit Committee in June 2017 following the 2017 Annual Meeting.
(7)	Messrs. Clark and Zidenberg did not stand for re-election as a director at the 2017 Annual Meeting.
(8)

Of the Board retainer paid on June 30, 2017, $75,000 was paid in lieu of cash in the form of DSUs subject to vesting on the day immediately preceding the Meeting and $100,000 was paid in lieu of cash in the form of DSUs subject to vesting in equal installments over (a) a two-year period with the first installment vesting on the day immediately preceding the Meeting and the second instalment vesting on the day immediately preceding the annual general meeting in 2019 for Messrs. Goodson, Hurley and Lazzarato, and (b) a three-year period with the first installment vesting on the day immediately preceding the Meeting and the second and third instalments vesting on the day immediately preceding the annual general meeting in 2019 and 2020, respectively, for Mr. Murphy and Ms. Turner.

(9)

Represents the annual equity-based award grant of RSUs or restricted stock of $65,000 in respect of service as a director in 2016, the granting of which award was delayed until March 2017 as the Corporation was in a trading black-out period as a result of the combination of a strategic alternatives review and routine quarterly blackouts during the course of 2016 through to early 2017.

The aggregate cash compensation paid to the current directors of the Corporation, excluding DSUs granted in lieu of cash, for services rendered in their capacities as directors during the financial year ended December 31, 2017 was approximately $751,211.

Narrative Discussion

The CGNC Committee recommends director compensation levels to the Board, including compensation to be paid to the Chair of the Board and those acting as committee chairs, and sets compensation levels that adequately reflect the applicable responsibilities being assumed. In August 2016, the CGNC Committee formally engaged FW Cook to assist in establishing policies and performing benchmarking and market analysis and to make recommendations with respect to director compensation. Such assistance and recommendations were considered and factored into the adjustments to director compensation during 2017 referenced below.

Based on a compensation review and advice provided by FW Cook, the CGNC Committee approved a director compensation peer group during 2017 consisting of: Electronic Arts Inc., Scientific Games Corporation, Caesars Acquisition Company (which was acquired by Caesars Entertainment Corporation in late 2017), Akamai Technologies, Inc., Nuance Communications, Take-Two Interactive Software, Inc., Match Group, Inc., VeriSign, Inc., ACI Worldwide, Inc., ANSYS, Inc., Fair Isaac Corporation, j2 Global, Inc., Zynga Inc., Zillow Group, Inc., Synchronoss Technologies, Inc., TiVo Corporation, Open Text Corporation, Mitel Networks Corporation, and Shopify Inc. The peer group consists of North American listed companies in the gaming, interactive entertainment and software industries with revenues between 0.33 to 3 times that of The Stars Group’s revenue and enterprise value between 0.2 to 5 times that of The Stars Group. Other key factors considered in determining the peer group include the scope of international operations, business-to-consumer products or services, and EBITDA margin. For 2018, the director compensation peer group is expected to consist of the same or substantially similar peer group as used in 2017.

From July 1, 2016 through June 30, 2017, the retainers, meeting fees and other compensation for the non-management directors were as follows: (i) annual cash retainer of $60,000; (ii) annual equity-based award grant of RSUs or restricted stock, as applicable, of $65,000 (the granting of such awards was delayed until March 2017 as the Corporation was in a trading black-out period as a result of a combination of a strategic alternatives review and routine quarterly blackouts during the course of 2016 through to early 2017, such that these awards vested immediately prior to the date of the 2017 Annual Meeting); (iii) Chairman of the Board annual cash fee of $180,000; (iv) Chairman of the Audit Committee annual cash fee of $30,000; (v) Chairman of the CGNC Committee annual cash fee of $25,000; (vi) member of the Audit Committee annual cash fee of $15,000; and (vii) member of the CGNC Committee annual cash fee of $12,500. In addition, any director of the Board who is also a member of the Compliance Committee (as defined below under “Statement of Corporate Governance Practices—Ethical Business Conduct”), received a Compliance Committee annual cash liaison fee of $12,500.

For the period July 1, 2017 through the Meeting, the retainers, meeting fees and other compensation for the non-management directors were adjusted as follows: (i) annual cash retainer of $60,000 for each director of the Board other than the Chairman of the Board; (ii) an initial equity-based award grant of DSUs in lieu of cash fees of $150,000 for each director of the Board other than the Chairman of the Board, vesting annually in equal installments over a (a) two-year period for Messrs. Goodson, Hurley and Lazzarato, and (b) three-year period for Ms. Turner and Mr. Murphy (50% of such DSUs were issued on June 30, 2017 and the remaining 50% were issued on January 2, 2018); (iii) an annual equity-based award grant of DSUs in lieu of cash fees of $200,000 for each director of the Board other than the Chairman of the Board, which vested on the day immediately preceding the Meeting (50% of such DSUs were issued on June 30, 2017 and the remaining 50% were issued on January 2, 2018), (iv) a cash fee of $1,000 per meeting for each Board meeting in excess of 12 meetings for each director of the Board other than the Chairman of the Board; (v) Chairman of the Board annual cash fee of $300,000; (vi) an annual equity-based award grant of DSUs in lieu of cash fees of $500,000 for the Chairman of the Board, which will vest on the day immediately preceding the Meeting (50% of such DSUs were issued on June 30, 2017 and the remaining 50% were issued on January 2, 2018); (vii) annual cash fee of $35,000 for each of the Chairman of the Audit Committee and the Chairman of the CGNC Committee; and (viii) annual cash fee of $15,000 for each member of the Audit Committee and CGNC Committee except the Chairman of the Board. In addition, any director of the Board who is also a member of the Compliance Committee (as defined below under “Statement of Corporate Governance Practices—Ethical Business Conduct”), received a Compliance Committee annual cash liaison fee of $15,000 (effective January 1, 2018, this amount was increased to $20,000).

In February 2018, based on the recommendation of the CGNC Committee, the Board approved the following additional retainers, each payable in fully vested DSUs in lieu of cash: (i) $200,000 to Mr. Gadhia for his extraordinary contributions and efforts throughout 2017, including without limitation, with respect to his mentorship of certain members of management, chairing the Special Committee and overseeing the Board’s review of certain legacy matters, assistance with respect to certain strategic initiatives and opportunities, and overseeing the negotiation and implementation of the Nominee Agreement (see “Business of the Meeting – Election of Directors – Appointment of Observer to the Board”), (ii) $20,000 to Mr. Goodson for the extensive and greater than expected level of work that he contributed with respect to his work with the Compliance Committee, (iii) $100,000 to each of Messrs. Hurley and Murphy to recognize their contributions and work performed from mid-2017 through December 2017 related to their review and evaluation of certain potential opportunities and transactions, and in connection with the Nominee Agreement (see “Business of the Meeting – Election of Directors – Appointment of Observer to the Board”), (iv) $30,000 to Mr. Lazzarato for the extensive and greater than expected level of work that he contributed with respect to the successful search for and integration of Mr. Kyle as the Corporation’s Chief Financial Officer, and (v) $20,000 to Ms. Turner for the extensive and greater than expected level of work that she contributed with respect to her work related to the Corporation’s internal compliance and governance processes. These amounts were in addition to the other compensation previously paid to each of the respective directors of the Corporation. As of the date of this Information Circular, the foregoing DSUs have not yet been issued.

Except as set forth above, no additional fees were otherwise paid to the directors for attendance at meetings, whether in person or telephonically. Additional fees may, however, be paid to the directors of the Corporation in connection with certain specific projects or mandates, including in connection with their role on certain committees formed from time to time, such as the Special Committee or any other committee formed to consider, evaluate or review certain transactions, developments or special matters. All directors are entitled to be reimbursed for reasonable travel expenses incurred with respect to their attendance at meetings of the Board. Furthermore, each director is eligible to receive awards under the 2015 Equity Incentive Plan. However, the directors are not otherwise eligible for or to participate in the executive compensation structure and practices set forth for the NEOs above under “Statement of Executive Compensation”.

Stock Ownership Guidelines

The Corporation adopted the Stock Ownership Guidelines on September 14, 2017, which requires the non-employee directors of the Corporation to own Common Shares, RSUs or DSUs equal to five times their respective annual Board retainer within five years of becoming subject to the Stock Ownership Guidelines. Each non-employee director is expected to maintain such level of ownership for the duration of his or her service with the Corporation. See “Statement of Executive Compensation – Compensation Discussion and Analysis – Stock Ownership Guidelines” above.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding as of December 31, 2017 for each individual who acted as director of the Corporation but who was not a member of the management of the Corporation for the year ended December 31, 2017.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised Options (#)	Option exercise price(1) ($)	Option expiration date	Value of unexercised in-the-money Options(1)(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Divyesh (Dave) Gadhia
	12,500	3.35	September 4, 2019	249,592	13,697	319,348	695,981
	6,000	24.95	September 8, 2021	—	—	—	—
	6,000	21.73	September 18, 2022	9,517	—	—	—
Harlan Goodson

	6,000	24.95	September 8, 2021	—	9,777	227,952	—
	6,000	21.73	September 18, 2022	9,517	—	—	—
Alfred F. Hurley, Jr.	—	—	—	—	9,777	227,952	—
Dave Lazzarato	—	—	—	—	9,777	227,952	—
Peter E. Murphy(3)(4)	—	—	—	—	9,777	227,952	—
Mary Turner(4)	—	—	—	—	9,777	227,952	—
Aubrey Zidenberg(5)	10,000	3.91	January 10, 2020	194,094	—	—	—
	6,000	24.95	September 8, 2021	—	—	—	—
	6,000	21.73	September 18, 2022	9,517	—	—	—
Wesley K. Clark(5)
	—	—	—	—	—	—	—
	—	—	—	—	—	—	—
	—	—	—	—	—	—	—

Notes:

(1)	For the purposes of the calculations, the price of the Common Shares was converted from Canadian dollars to U.S. dollars using an exchange rate as of December 29, 2017 of 0.7971.
(2)	These amounts are calculated based on the difference between the closing price of Common Shares on the TSX of CDN$29.25 on December 29, 2017 and the exercise price of the respective Options.
(3)	Mr. Murphy will not be standing for re-election as a director at the Meeting.
(4)	Mr. Murphy and Ms. Turner were each elected as a director at the 2017 Annual Meeting.
(5)	Mr. Zidenberg and General Clark did not stand for re-election as directors at the 2017 Annual Meeting.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth information for each individual who acted as director of the Corporation but who was not a member of the management of the Corporation concerning the value vested of the options-based awards and share-based awards during the year ended December 31, 2017.

Name	Option-based awards Value vested during the year(1) ($)	Share-based awards Value vested during the year(2) ($)	Non-equity incentive plan compensation Value vested during the year ($)
Divyesh (Dave) Gadhia	—	570,576	—
Harlan Goodson	—	70,576	—
Alfred F. Hurley, Jr.	—	70,576	—
Dave Lazzarato	—	70,576	—
Peter E. Murphy(3)(4)	—	—	—
Mary Turner(4)	—	—	—
Aubrey Zidenberg(5)	26,250	70,576	—
Wesley K. Clark(5)	—	70,576	—

Notes:

(1)

These amounts are calculated based on the difference between the closing price of Common Shares on the TSX on the respective vesting dates during the year ended December 31, 2017 and the exercise price of the respective Options as if such Options had been exercised on such vesting dates.

(2)	These amounts are calculated based on the closing price of Common Shares on the TSX on the respective vesting dates during the year ended December 31, 2017.
(3)	Mr. Murphy will not be standing for re-election as a director at the Meeting.
(4)	Mr. Murphy and Ms. Turner were each elected as a director at the 2017 Annual Meeting.
(5)	Mr. Zidenberg and General Clark did not stand for re-election as directors at the 2017 Annual Meeting.

Securities Authorized for Issuance Under Equity Compensation Plans

The table below summarizes information in relation to the Common Shares reserved for issuance under each of the 2010 Stock Option Plan and the 2015 Equity Incentive Plan as of December 31, 2017. The 2010 Stock Option Plan and the 2015 Equity Incentive Plan are the only equity-based incentive plans of the Corporation under which equity securities are currently authorized for issuance.

Plan	Number of securities to be issued upon exercise of outstanding Options or other equity-based awards	Percentage of issued and outstanding Common Shares represented by outstanding Options(1)	Weighted average exercise price of outstanding Options and other equity-based awards(2)	Number of securities remaining available for future issuance under each of the 2010 Stock Option Plan and the 2015 Equity Incentive Plan (excluding securities reflected in the first column)
2010 Stock Option Plan	4,495,166	3.04%	20.67	0
2015 Equity Incentive Plan	2,380,450 Options 739,543 other equity-based awards(3)	1.61%	19.08 (Options) 17.20 (other equity-based awards)	7,179,628

Notes:

(1)	For the purposes of the calculations, the number of issued and outstanding Common Shares as of December 31, 2017 was 147,947,874.
(2)

For the purposes of the calculations, weighted average exercise price of outstanding Options and other equity-based awards was converted from Canadian dollars to U.S. dollars using an exchange rate as of December 29, 2017 of 0.7971.

(3)

Comprised of RSUs, DSUs and PSUs, which are calculated based on the highest target performance level for each metric being met, which would result in 150% of the granted PSUs vesting during the relevant periods. As of December 31, 2017, 291,968 PSUs were awarded under the 2015 Equity Incentive Plan, but the number of Common Shares issuable upon vesting and settlement of those PSUs could be from 0% to 150% of that amount depending on the achievement of certain metrics and conditions being met.  For additional information, see “Basis and Structure of Executive Compensation – Equity-Based Long-Term Incentive Awards” below.

Directors’ and Officers’ Liability Insurance

The Corporation maintains liability insurance for the Corporation’s and its subsidiaries’ directors and officers in order to cover certain liabilities to which they may be exposed in the course of their duties. The Corporation paid a gross premium of $1,954,305 for the financial year ended December 31, 2017, in its entirety. The maximum liability insurance coverage for directors and officers of the Corporation and its subsidiaries as a group is $150,000,000, subject to a deductible from $0 to $2,500,000 per claim, depending of the type of claim, as well as an additional $75,000,000 in coverage under a separate civil liability insurance policy. The separate policy is not subject to any deductible and covers directors and officers when the general directors and officers civil liability insurance policy has been depleted and in certain other pre-determined circumstances. Subject to certain terms and conditions, the general directors and officers civil liability insurance policy provides directors and officers with compensation in circumstances where they have not been compensated by the Corporation or where the Corporation is not authorized by law to do so. No portion of the premium has or will be paid by directors or officers. Moreover, the Corporation has entered into indemnification agreements with its directors and officers for liabilities and costs in respect of any action or suit against them in connection with the execution of their duties, subject to customary limitations prescribed by applicable law.

The CGNC Committee is responsible for assessing the directors and officers insurance policy of the Corporation and making recommendations to the Board for its renewal or amendment or the replacement of the insurer. In addition, the Audit Committee at least annually reviews and discusses with management the adequacy of the Corporation’s overall insurance coverage.

Indebtedness of Directors and Officers

As of April 10, 2018, no executive officer, director, proposed nominee for election as a director or employee, former or present, of the Corporation was indebted to the Corporation including in respect of indebtedness to others where the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement provided by the Corporation.

Management Contracts

Management functions of the Corporation and its subsidiaries are not, to any degree, performed by a person or persons other than the directors or executive officers of the Corporation or its subsidiaries.

Interest of Informed Persons in Material Transactions

To the Corporation’s knowledge and other than as set forth herein, there are no material interests, direct or indirect, of directors, executive officers, any shareholder who beneficially owns, directly or indirectly, more than 10% of any class or series of voting securities of the Corporation, or any associate or affiliate of such persons, in any transaction within the last three most recently completed fiscal years or in any proposed transaction which has materially affected or would reasonably be expected to materially affect the Corporation.

Statement of Corporate Governance Practices

The Board believes that maintaining effective corporate governance practices is an important factor that contributes to the general success of the Corporation. The Board has adopted specific policies regarding corporate governance, including, without limitation, a mandate for the Board (the “Board Mandate”), and charters for each of its committees (the “Charters”), position descriptions for the roles of Chief Executive Officer and Chair of the Board (the “Position Descriptions”), a code of business conduct (the “Code of Conduct”), corporate governance guidelines (the “Guidelines”) and a whistleblower policy. Copies of the Board Mandate, Charters, Position Descriptions, Code of Conduct and Guidelines, in each case as amended from time to time, as well as such other policies that may be adopted and amended by the Corporation from time to time, may be, in each case as required by applicable law or as the Corporation otherwise determines, available on the Corporation’s website at www.starsgroup.com, and the disclosure provided under this section of this Information Circular pertaining to these matters, is qualified in its entirety by reference to the full text thereof.

Board

Pursuant to the Board Mandate, the Board is to be constituted at all times of a majority of individuals who meet or exceed the independence requirements of the NASDAQ Stock Market LLC (the “NASDAQ Rules”) and who are “independent” within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”). The Board considers all relevant facts and circumstances in making a determination of independence for each director and, as appropriate, imposes independence requirements more stringent than those provided for by NASDAQ Rules and/or NI 58-101 to the extent required by Canadian or U.S. securities laws, including rules and policies promulgated by the U.S. Securities and Exchange Commission and the TSX. Generally, pursuant to such requirements, a director is considered “independent” of the issuer if he or she has no direct or indirect relationship with the issuer which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of the director’s independent judgment, provided that if certain relationships specified in such requirements are in effect the individual is deemed to be not independent. Currently, the Board is comprised of six directors, namely Messrs. Gadhia, Hurley, Lazzarato, Goodson and Murphy and Ms. Turner, all of whom are independent for the purposes of the NASDAQ Rules and NI 58-101. Assuming that all persons proposed to be nominated for election in this Information Circular are elected at the Meeting, the Board will be comprised of six directors, five of whom, namely, Messrs. Gadhia, Hurley, Lazzarato and Goodson and Ms. Turner, are independent for the purposes of the NASDAQ Rules and NI 58-101.  Mr. Ashkenazi is not considered independent as he is an executive officer of the Corporation.  As Mr. Murphy will not be standing for re-election as a director at the Meeting, the Board nominated Mr. Ashkenazi to fill the resulting vacancy, as referenced under the “Business of the Meeting – Election of Directors” heading above.

The Board is of the opinion that its current size is adequate and facilitates the efficiency of its deliberations, while ensuring a diversity of opinion and experience. The Corporation believes that each proposed director is eager to fulfil his or her obligations and assume his or her responsibilities in the best interests of the Corporation and the Shareholders. The independent directors of the Board shall meet independently of management, including after Board meetings on an as-needed basis during the year.

The Board has considered the compensation paid and payable to Mr. Gadhia, as Chairman of the Board, and has determined that in the circumstances such compensation could not be reasonably expected to interfere with his independent judgement.

In addition to the separation of the Chairman and Chief Executive Officer roles, the Board also provides leadership for its independent directors by holding formal Board meetings, encouraging independent directors to bring forth agenda items, and providing independent directors with access to senior management and outside advisors, and granting unfettered access to information regarding the Corporation’s activities. The current size of the Board facilitates this process. As of the date of this Information Circular, both committees of the Board are composed of all independent directors.

Directorships

Listed in the table below are the current directors and director nominees of the Corporation who serve on the boards of directors of other reporting issuers (or the equivalent, including public companies of the United States):

Name of Director or Nominee	Current Role with the Corporation	Other Current Directorships
Alfred F. Hurley, Jr.	• Director	• New Mountain Finance Corporation (NYSE: NMFC)
David Lazzarato	• Director	• Yellow Pages Limited (TSX: Y)
Peter E. Murphy(1)	• Director	• Tribune Media Company (NYSE: TRCO) • Malibu Boats, Inc. (Nasdaq: MBUU)

Note:

(1)	Mr. Murphy will not be standing for re-election at the Meeting.

Position Descriptions

The Corporation has adopted formal Position Descriptions for the Chair of the Board and the Chief Executive Officer.

Chair of the Board

The primary responsibility of the Chair of the Board is to provide leadership to the Board to enhance Board effectiveness, including supervising management of the Corporation and overseeing the relationships between the Board, Shareholders and other stakeholders of the Corporation.

In general, the Chair fulfills his or her responsibility by, among other things: (i) overseeing the Board’s discharge of its duties and the delegation of responsibilities to all Board committees, (ii) organizing and presenting the agenda for Board meetings, (iii) assisting in the Board in its oversight of the long-term business plan, strategies and policies of the Corporation and the achievement of its objectives, (iv) presiding over meetings of the Board, (v) liaising and working with all Board committees, and (vi) facilitating appropriate communication with management, senior officers and Shareholders.

Chief Executive Officer

The primary responsibility of the Chief Executive Officer is to lead the Corporation by providing a strategic direction for the growth and profitable operation of the Corporation.

The Chief Executive Officer will be expected, in fulfilling his or her primary responsibilities, to: (i) oversee the appropriate management of day-to-day business affairs of the Corporation and be ultimately accountable for the same, (ii) develop and implement the Corporation’s business plan and strategies, (iii) keep the Board informed in a timely and candid manner of the progress of the Corporation towards the achievement of its established goals, objectives, plans and policies, and of all material deviations from such goals, objectives, plans and policies, (iv) identify, assess, monitor and manage the principal risks of the Corporation, including in conjunction with the Board and applicable Board committees, (v) take steps to build an effective management team, (vi) build an appropriate business control environment, and (vii) foster and convey the importance of ethical practices, integrity and compliance with laws.

Orientation and Continuing Education

The CGNC Committee is currently responsible for overseeing the orientation of new directors to familiarize them with the Corporation’s business and operations, including the Corporation’s reporting structure, strategic plans, significant financial, accounting and risk issues, compliance programs and policies, management and the external auditors, as well as ongoing educational opportunities for all directors.

The Board believes that it is important to orient new directors to the operations of the Corporation’s business and their role as a director and committee member, if applicable. To this end, management provides new members with, among other things, past board materials and other private and public documents concerning the Corporation, provides for tours of its facilities, and meetings with senior executives. Management also provides new directors with access to all the Corporation’s background documents and records, including articles, by-laws, corporate policies (including, but not limited to, the Code of Conduct, whistleblower policy, confidentiality, disclosure and trading policy, the Board Mandate, the Charters, the Guidelines and Position Descriptions), organization structure and prior Board and committee minutes. In addition, management makes a presentation to new directors regarding the nature and operations of its business.

To facilitate ongoing education, the directors are encouraged to communicate with management and the auditors, to keep themselves current with industry trends and developments and changes in legislation with the Corporation’s assistance, to attend industry seminars and to observe the Corporation’s operations first-hand. Although the Board oversees ongoing educational opportunities, no formal continuing education program currently exists for the Corporation’s directors; however, the Corporation encourages its directors to attend, enroll or participate in courses and/or seminars dealing with financial literacy, corporate governance and related matters and has agreed to pay the cost of such courses and seminars. Each of the Corporation’s directors also has the responsibility for ensuring that he or she maintains the skill and knowledge necessary to meet his or her obligations as a director. Individual directors are encouraged to identify their continuing education needs through a variety of means, including discussions with management and at Board and committee meetings. In addition, independent directors Messrs. Gadhia, Goodson and director nominee Mr. Ashkenazi, have extensive experience in the gaming industry.

The Corporation’s management ensures that the Board has timely access to the information it needs to carry out its duties. Directors receive a comprehensive package of information prior to each Board and committee meeting.

Ethical Business Conduct

The Corporation has adopted the Code of Conduct for its directors, officers and employees. The Corporation is committed to operating in accordance with the highest ethical standards and conducting business in an honest and transparent manner that is in compliance with applicable law, the Code of Conduct and applicable internal policies. The Code of Conduct constitutes written standards that are designed to deter wrongdoing and promote, among other things: (i) honest and ethical conduct, including the handling of actual or apparent conflicts of interest between personal and professional relationships, (ii) avoidance of conflicts of interest, including disclosure to the Corporation of any material transaction or relationship that reasonably could be expected to give rise to a conflict of interest, (iii) safeguarding of the Corporation’s confidential information and integrity and protection of business information, (iv) maintaining a healthy and safe work environment that is free of discrimination and harassment, (v) protection of employee privacy and personal information, (vi) dealing responsibly with persons outside the Corporation, including compliance with anti-corruption laws and lobbying legislation, (vii) compliance with other applicable governmental laws, rules and regulations, (viii) the prompt reporting to a supervisor, director or officer (or if appropriate, to the appropriate authorities) of violations of the Code of Conduct, and (ix) accountability and responsibility by all directors, officers and employees for adherence to the Code of Conduct.

The Corporation monitors compliance with the Code of Conduct and recommends disclosures as and when appropriate and required in accordance therewith. In addition, the Corporation reviews the Code of Conduct with a view of complying with all applicable rules and regulations, receiving reports from management with respect to compliance with the Code of Conduct when necessary and appropriate, and satisfying itself that management has established a system to disclose the Code of Conduct (and any amendments thereto) to the extent required. The Corporation monitors compliance with the Code of Conduct by, among other things, reserving the right to audit such compliance and through the Corporation’s existing “whistleblower” policy, which provides a procedure for the submission of information by persons relating to, among other things, possible violations of the Code of Conduct. In addition to the Code of Conduct, The Stars Group has adopted a number of other policies and practices related to appropriate business conduct, including, without limitation, an Anti-Bribery Policy and Anti-Fraud Policy for all employees, directors and officers of the Corporation.

On April 28, 2017, The Stars Group amended its Code of Conduct. The substantive amendments made to the Code of Conduct: (i) clarify that it is The Stars Group’s policy to operate in compliance with all laws including anti-corruption laws, and that compliance with laws always take precedence over customs or social requirements, (ii) more explicitly caution employees, officers and directors that there are special legal and ethical considerations that apply to the provision of gifts, benefits and entertainment to public officials, (iii) provide that gifts shall not be made to public officials without express authorization from the Corporation’s legal department and that such legal department shall be consulted prior to hiring family members of current or former public officials, (iv) caution that certain jurisdictions strictly prohibit gaming companies and their employees from engaging in political activities, and (v) provide that reports of violations or possible violations of the Code of Conduct can be made anonymously through the Corporation’s whistleblower hotline. The Code of Conduct, as amended, is available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and the Corporation’s website at www.starsgroup.com.

Moreover, The Stars Group has a formal compliance committee (the “Compliance Committee”) comprised of current and/or former independent directors and external advisors, including formal law enforcement and regulatory professionals. The Compliance Committee is charged with overseeing all aspects of compliance with gaming regulatory and other corporate compliance matters. The Compliance Committee strives to ensure the good character, honesty and integrity of The Stars Group, its subsidiaries and employees, and that it conducts its business affairs in an honest, moral and ethical fashion and in compliance with applicable laws, rules, regulations and other conditions imposed by applicable gaming and related regulatory authorities. The Compliance Committee also strives to protect The Stars Group’s reputation and prevent it from taking any action that could jeopardize its existing licenses and approvals or its ability to obtain any additional licenses or approvals. The members of the Compliance Committee are listed on the Corporation’s website at www.starsgroup.com.

Nomination of Directors and Succession

The CGNC Committee, which is composed entirely of independent directors (as determined based on the standards set forth under “Statement of Corporate Governance Practices – Board”), is responsible for, among other things, identifying, recruiting and recommending to the Board qualified nominees for election as directors of the Corporation, reviewing the size of the Board from time to time and reviewing on an annual basis the competencies, skills and personal qualities of each existing director, and those competencies, skills and personal qualities that are required of directors in order to add value to the Corporation in light of the opportunities and risks facing the Corporation, the Corporation’s proposed strategy, the independence of the Board and the Corporation’s other corporate governance guidelines and policies. See also below under “Assessments”.

In considering potential nominees for election as directors, the CGNC Committee considers a number of factors, including those set out above, together with the independence, background, gender, employment and qualifications of potential nominees and the alignment of such potential nominees’ competencies, skills and personal qualities with the Corporation’s needs. The CGNC Committee recommends to the Board a proposed list of nominees for election as directors by the Shareholders in connection with each meeting of Shareholders at which directors are to be elected.

The Corporation’s Corporate Governance Guidelines provide that no person shall be appointed or elected as a director after reaching age 75. However, the Board has decided not to adopt term limits for the directors, believing that such a policy would have the effect of forcing directors off the Board who have developed, over a period of service, increased insight of the Corporation and therefore can be expected to provide an increasing contribution to the Board. The Board recognizes the value of some turnover in Board membership and the CGNC Committee is mandated to annually consider and recommend changes the composition of the Board.

The CGNC Committee also has responsibility for reviewing, with the Chair of the Board and the Chief Executive Officer, the succession plans relating to the position of Chief Executive Officer and generally with respect to other senior positions, and making recommendations to the Board with respect to the selection of individuals to occupy these positions, including reviewing plans in respect of an unexpected incapacitation of the Chief Executive Officer.

As previously disclosed, in January 2018 the Corporation entered into the Nominee Agreement with Mr. Tang Hao and his affiliated entity Discovery Key Investments Limited, pursuant to which Mr. Tang appointed Mr. Melvin Zhang as his nominee to be an observer to the Board. See “Business of the Meeting – Election of Directors – Appointment of Observer to the Board”.

Board Mandate

The Board is responsible for the stewardship of the business and affairs of the Corporation, including, without limitation, the appointment of management, strategic planning, monitoring of financial performance, financial reporting and risk management.

The Board is responsible for, among other things: (i) approving the appointment of the Chief Executive Officer and all other executive officers, and approving their compensation, (ii) satisfying itself as to the integrity of the management team and that they create a culture of integrity throughout the Corporation, (iii) approving its composition and size, selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee Charters and director compensation, and (iv) reviewing, questioning and approving the mission of the Corporation and its strategy, objectives and goals. In addition, the Board is responsible for: (i) monitoring the Corporation’s performance and progress towards its strategic and operational goals, (ii) overseeing the identification and management of the Corporation’s principal business risks, (iii) promoting ethical business practices and approving and monitoring compliance with significant policies, procedures and programs, (iv) fostering and conveying the importance of ethical practices, integrity and compliance with laws, (v) overseeing communications with Shareholders, other securityholders, employees, financial analysts, governments, regulatory authorities, media and other stakeholders, including the Canadian and international communities, (vi) overseeing the accurate, timely and complete disclosure and reporting of all financial and other information or developments that have a significant and material impact on the Corporation, (vii) overseeing the Corporation’s internal controls and management information systems, and (viii) overseeing succession planning for the Board, orientation and educational opportunities for directors and the regular assessment of the effectiveness of the Board as a whole, the chair of the Board, each committee, the chair of each committee and each individual director.

Compensation

In addition to the items listed above under “Statement of Corporate Governance Practices – Nomination of Directors and Succession”, the Board, after reviewing recommendations of the CGNC Committee, is responsible for approving executive and director compensation, including with respect to: (i) compensation of the Corporation’s Chief Executive Officer and other members of senior management, and (ii) compensation disclosure in the annual report on executive compensation for inclusion in the Corporation’s management information circular. The CGNC Committee has authority to retain independent compensation advisors and considers the independence of its external compensation advisors. Refer to section “Statement of Executive Compensation – Compensation Discussion and Analysis” for additional details regarding the role and activities of the CGNC Committee.

Other Board Committees

The Board has two standing committees: the Audit Committee and the CGNC Committee. The Board has established these committees to assist it in fulfilling its mandate and to satisfy various regulatory obligations. The Board oversees the establishment and operation of all its committees and the appointment, compensation and conduct of their members. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address certain issues as well as form additional standing committees in the future as it deems necessary. Refer to section “Audit Committee Information” for a description of the function of the Audit Committee.

Assessments

The CGNC Committee is responsible for making an annual assessment of the overall performance and effectiveness of the Board and each committee, the Chair of the Board, each committee chair and each director and reporting on such assessments to the Board. The objective of the assessments is to ensure the continued effectiveness of the Board in the execution of its responsibilities and to contribute to a process of continuing improvement. This process takes into consideration: (i) the solicitation and receipt of comments from directors, (ii) the Board Mandate, (iii) the Charters, and (iv) the performance of each individual director. The CGNC Committee considers the performance of directors in determining whether to recommend that they be nominated for re-election. To assist the CGNC Committee in this process, it requires the completion of extensive annual director and officer questionnaires and annually conducts a formal evaluation of the performance and effectiveness of the Board, each Board committee and each committee chair through the mandatory completion of additional assessment questionnaires. The CGNC Committee reviews the responses provided in the director and officer questionnaires and evaluates the final results of the performance and effectiveness assessments, which are compiled by an independent third party and includes summaries of the results and identifies strengths and areas for improvement.

Diversity

The Corporation values the benefits diversity can bring to the Board, including diversity of personal characteristics such as age, gender, character, geographic residence, business experience (including financial skills and literacy), functional expertise, demonstrated leadership, stakeholder expectations and culture. The Corporation believes that board diversity promotes the inclusion of different perspectives and ideas, and ensures that the Corporation has the opportunity to benefit from all available talent. In 2016, the Corporation adopted a written diversity policy (the “Diversity Policy”) that makes diversity of the Board one of the criteria for the CGNC Committee to consider in recruiting and recommending directors for election. In 2018, the Diversity Policy was revised to state that that the Corporation aspires to attain by its annual meeting in 2022, and thereafter maintain, a Board composition in which at least 25% of the directors are women. The Diversity Policy specifies that in identifying and nominating directors, the CGNC Committee and the Board shall consider the need to increase the number of women directors on the Board to meet the Corporation’s goal.

The CGNC Committee annually assesses the skills, experience, knowledge and background of its directors in light of the needs of the Board, including the extent to which the current composition of the Board reflects a diverse mix of skills, experience, knowledge and backgrounds, including an appropriate number of women directors. The CGNC Committee is committed to a merit-based system for Board composition, which requires a diverse and inclusive culture where directors believe that their views are heard, their concerns are attended to and they serve in an environment where bias, discrimination and harassment on any matter is not tolerated. When identifying suitable candidates for appointment to the Board, the CGNC Committee will consider candidates on merit against objective criteria and the needs of the Board and will consider the need to increase the number of women directors on the

Board to meet the Corporation’s goal. When recruiting new candidates for appointment, search protocols go beyond the networks of existing Board members and incorporate diversity, including identification of female candidates, as a component. Any search firm engaged to assist the Board or the CGNC Committee in identifying candidates for appointment to the Board shall be directed to include women candidates, and women candidates will be included in the Board’s evergreen list of potential Board nominees. The CGNC Committee reviews the Diversity Policy annually and assesses its effectiveness in promoting a diverse Board which includes an appropriate number of women directors.

Currently, the Board includes one female director, representing 16⅔% of the Board. In addition, the Board includes one director who is a member of a visible minority, also representing 16⅔% of the Board, and the observer to the Board is a member of a visible minority.

At the executive level, the Corporation has been focused on finding talent to grow and expand its business. It has focused on recruiting and retaining executive talent needed to develop and implement the Corporation’s strategy, objectives and goals. Women represent approximately 32% of the Corporation’s workforce as of April 10, 2018. Although the Corporation has two women in key senior management positions, currently none of the Corporation’s executive officers are women, and as of the date of this Information Circular it has not adopted a target for female executive officers. The Corporation has identified a need to increase the number of women employees in the organization and to include diversity, including gender diversity, in its talent management programs, particularly for its senior management. As a result, the Corporation has begun identifying and reporting to senior management and the CGNC Committee on the diversity of its workforce with a view to identifying diversity gaps, workplace policies to better recruit and retain female and minority employees and the Corporation’s progress in increasing the number and proportion of female and minority officers and executive officers.

Audit Committee Information

Purpose

The Audit Committee is established to fulfil applicable public company obligations respecting audit committees and to assist the Board in discharging its oversight responsibilities with respect to financial reporting to ensure the transparency and integrity of the Corporation’s published financial information. The Audit Committee’s responsibilities include overseeing: (i) the integrity of the Corporation’s financial statements and financial reporting process, including the audit process and the Corporation’s internal controls over financial reporting, disclosure controls and procedures, and compliance with other related legal and regulatory requirements, (ii) the qualifications, independence, retention, compensation and work of the Corporation’s external auditors, (iii) the work of the Corporation’s financial management, internal auditors and external auditors, (iv) enterprise risk management, privacy and data and information security, and to monitor the same, and (v) the auditing, accounting and financial reporting process generally. The Audit Committee is also responsible for pre-approving all non-audit services to be provided by the Corporation’s independent external auditor, procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and the confidential anonymous submission by employees of the Corporation and its subsidiaries of concerns regarding questionable accounting or auditing matters and for any additional matters delegated to the Audit Committee by the Board.

The Audit Committee has the right, for the purposes of performing its duties, to maintain direct communication with the Corporation’s external auditor and the Board, to inspect all books and records of the Corporation and its subsidiaries, to seek any information it requires from any employee of the Corporation and its subsidiaries or the chairperson or other designated member of the Compliance Committee, and to retain independent outside counsel or other advisors.

The Audit Committee is required to be comprised of a minimum of three directors, each of whom must be “independent”, “financially literate” (within the meaning of the applicable Canadian securities laws) and otherwise qualified within the meaning of applicable securities law and the rules of any applicable stock exchange. At least one member of the Audit Committee must be financially sophisticated (within the meaning of the applicable NASDAQ Rules) and at least one member must qualify as an “audit committee financial expert” (within the meaning of the applicable rules of the U.S. Securities and Exchange Commission). A member who is an “audit committee financial expert” is presumed to qualify as “financially sophisticated”. The Audit Committee meets regularly and as often as it deems necessary to perform the duties and discharge its responsibilities in a timely manner, but is required to meet at least four times a year. The Audit Committee also conducts a self-evaluation at least annually to determine whether it and its members are functioning effectively, and reports its conclusion to the Board.

Audit Committee Charter

The current Audit Committee Charter was adopted on February 2, 2018. The full text of the Audit Committee Charter is available on the Corporation’s website at www.starsgroup.com, and the disclosure provided under this section of this Information Circular, i.e., “Audit Committee Information”, is qualified in its entirety by reference to the full text thereof.

Composition

The Audit Committee is currently composed of Messrs. Lazzarato and Murphy and Ms. Turner, each of whom is “independent” and “financially literate”. Mr. Lazzarato is the “audit committee financial expert” and is “financially sophisticated”.  Immediately following the Meeting, Mr. Murphy will be replaced as a member of the Audit Committee by a duly qualified and appointed independent director.

Relevant Education and Experience

Each member of the Audit Committee has an understanding of the generally accepted accounting principles applicable to the Corporation, i.e., International Financial Reporting Standards (as issued by the International Accounting Standards Board), and has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

All three members of the Corporation’s Audit Committee serve or have served on a number of other boards of directors and have acquired financial education and/or experience that would result in them being qualified as set forth above.

Name of Director	Relevant Financial Education and Experience	Other Current Public Company Directorships
David Lazzarato

•Chair of Yellow Pages Limited’s audit committee

•Former chair of LED Roadway Lighting’s audit committee

•Former Chief Financial Officer of Allstream Inc. (formerly, AT&T Canada Inc.) and Alliance Atlantis Communications Inc.

•Chartered Accountant and FCA

•Yellow Pages Limited (TSX: Y)
Peter E. Murphy(1)	•Founder and Chairman of a private investment and venture capital firm •Current audit committee chairman of an NYSE-listed company and former audit committee member of a public company •MBA	•Tribune Media Company (NYSE: TRCO) •Malibu Boats, Inc. (Nasdaq: MBUU)
Mary Turner	•Former President and CEO of a subsidiary of Canadian Tire Corporation (TSX: CTC) •Former partner at Deloitte & Touche (now Deloitte LLP) •Chartered Accountant and FCA	•None

Note:

(1)

Mr. Murphy will not be standing for re-election at the Meeting.  Immediately following the Meeting, Mr. Murphy will be replaced as a member of the Audit Committee by a duly qualified and appointed independent director.

Pre-approval Policies and Procedures

The Audit Committee has established a practice of pre-approving all audit, audit-related, non-audit, tax and certain other services provided by the external auditor, in each case in compliance with applicable rules and guidance on the qualification and independence of external auditors. This practice is also set forth in a pre-approval policy adopted by the Audit Committee. In accordance with the Audit Committee’s pre-approval practice and policy, before the Corporation or any of its subsidiaries engages the external auditor to render a service, the engagement must be either (i) specifically approved by the Audit Committee, or (ii) entered into pursuant to the pre-approval policy. This is intended to ensure, among other things, that the provision of such services does not impair the external auditor’s independence. The Audit Committee has delegated to its Chairman, Mr. Lazzarato, the authority, between regularly scheduled meetings of the Audit Committee, to pre-approve such services to the extent they were not previously presented at a meeting of the Audit Committee. All such pre-approvals by the Chairman of the Audit Committee are reported by him at the next meeting of the Audit Committee following the pre-approval. The Audit Committee may not delegate to management the Audit Committee’s responsibilities to pre-approve services performed by the external auditor.

External Auditor Service Fees

The Corporation’s current independent external auditor is Deloitte.

The aggregate fees billed by Deloitte and all its affiliates for the fiscal years ended December 31, 2017 and 2016, respectively, were as follows:

Description	2017	2016
Audit Fees(a)	$4,908,000	$2,894,000
Audit – Related Fees(b)	$149,000	$377,000
Tax Fees and Tax Compliance and Advisory Services(c)	$358,000	$229,000
All Other Fees(d)	$15,000	$835,000

Notes:

(a)

“Audit Fees” means the aggregate fees billed by the Corporation’s independent external auditor for audit services related to the annual financial statements of the Corporation and its consolidated subsidiaries, and for services provided in connection with statutory and regulatory filings or similar engagements. In addition, audit fees include the aggregate fees billed by the Corporation’s independent external auditor for review services related to the interim financial statements of the Corporation and its consolidated subsidiaries, as well as the cost of translation of various continuous disclosure documents of the Corporation.

(b)

“Audit-Related Fees” means the aggregate fees billed for assurance and related services by the Corporation’s independent external auditor that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported as “Audit Fees”, including, without limitation, other attest services not required by statute or regulation.

(c)

“Tax Fees” and “Tax Compliance and Advisory Services” means the aggregate fees billed for professional services rendered by the Corporation’s external auditor for tax compliance, tax advice, tax planning and assistance with various other tax related questions.

(d)

“All Other Fees” means the aggregate fees billed in the applicable fiscal year for products and services provided by the Corporation’s independent external auditor other than the services reported under clauses (a), (b) and (c), above.

Receipt of Shareholder Proposals for Next Annual Meeting

Under the OBCA, a registered holder or beneficial owner of Common Shares that will be entitled to vote at the next annual meeting of Shareholders may submit to the Corporation, before March 22, 2019, a proposal in respect of any matter to be raised at such meeting.

Additional Information

Additional information relating to the Corporation is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov under the Corporation’s profile. Copies of the Corporation’s latest consolidated audited financial statements and any interim consolidated financial statements as well as any management’s discussion and analysis thereon are also available on request from the Secretary of the Corporation.

In addition to press releases, securities filings and public conference calls and webcasts, The Stars Group intends to use its investor relations page on its website at www.starsgroup.com as a means of disclosing material information to its investors and others and for complying with its disclosure obligations under applicable securities laws. Accordingly, investors and others should monitor the website in addition to following The Stars Group’s press releases, securities filings and public conference calls and webcasts. This list may be updated from time to time.

Approval Of the Information Circular

The content and transmission of this Information Circular have been approved by the Board.

Toronto, Ontario, April 10, 2018.

(s) Divyesh (Dave) Gadhia
Chairman of the Board of Directors

SCHEDULE “A”

EQUITY INCENTIVE PLAN RESOLUTION

“BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS THAT:

1.

The amendment to the equity incentive plan of The Stars Group Inc. (the “Corporation”) dated June 22, 2015 (the “2015 Equity Incentive Plan”) in order to increase the cap on the value of awards granted under the 2015 Equity Incentive Plan to any director per year from CDN$100,000 to CDN$150,000, of which no more than CDN$100,000 shall be granted in the form of stock options, as qualified in its entirety by reference to the full text of the amended 2015 Equity Incentive Plan appended as Exhibit “A” to the management information circular of the Corporation dated April 10, 2018 (the “Equity Incentive Plan”), be and is hereby approved.

2.	All unallocated awards under the 2015 Equity Incentive Plan be and are hereby approved.

3.

The Corporation shall have the ability to continue granting awards under the Equity Incentive Plan until May 10, 2021, which is the date that is three (3) years from the date of the shareholder meeting at which shareholder approval is being sought.

4.

Any director or officer of the Corporation be and each of them is hereby authorized and directed, for and in the name of and on behalf of the Corporation, to execute and deliver or cause to be executed and delivered all documents, and to take any action, which, in such director’s or officer’s own discretion, is necessary or desirable to give effect to this resolution.”

A-1

EXHIBIT “A”

EQUITY INCENTIVE PLAN

~~AMAYA~~THE STARS GROUP INC.

EQUITY INCENTIVE PLAN
JUNE 22, 2015

AS AMENDED AND RESTATED
MARCH ●, 2018

TABLE OF CONTENTS

Page

ARTICLE 1 PURPOSE	1
1.1	Purpose1
ARTICLE 2 INTERPRETATION	1
2.1	Definitions1
2.2	Interpretation7
ARTICLE 3 ADMINISTRATION	8
3.1	Administration8
3.2	Delegation to Committee9
3.3	Determinations Binding9
3.4	Eligibility10
3.5	Board Requirements10
3.6	Total Shares Subject to Awards10
3.7	Limits on Grants of Awards10
3.8	Award Agreements11
3.9	Permitted Assigns11
3.10	Non-transferability of Awards12
ARTICLE 4 OPTIONS	12
4.1	Grant of Options12
4.2	Exercise Price12
4.3	Term of Options12
4.4	Vesting and Exercisability12
4.5	Payment of Exercise Price13
ARTICLE 5 RESTRICTED SHARE UNITS	13
5.1	Grant of RSUs13
5.2	Vesting of RSUs13
5.3	Delivery of Shares~~13~~14
ARTICLE 6 PERFORMANCE SHARE UNITS	14
6.1	Grant of PSUs14
6.2	Terms of PSUs14
6.3	Performance Goals14
6.4	Delivery of Shares14
ARTICLE 7 RESTRICTED SHARES	~~14~~15
7.1	Grant of Restricted Shares~~14~~15
7.2	Restrictions on Transfer15
7.3	Effect of Termination of Employment or Services15
ARTICLE 8 DEFERRED SHARE UNITS	~~15~~16
8.1	Grant of Deferred Share Units~~15~~16
8.2	Settlement of DSUs16
ARTICLE 9 OTHER SHARE-BASED AWARDS	16
9.1	Grant of Other Share-Based Awards16
ARTICLE 10 ADDITIONAL AWARD TERMS	~~16~~17
10.1	Dividend Equivalents~~16~~17

- i -

TABLE OF CONTENTS
(continued)

Page

10.2	Black-out Period17
10.3	Withholding Taxes17
10.4	Recoupment18
ARTICLE 11 TERMINATION OF EMPLOYMENT OR SERVICES	18
11.1	Death or Disability18
11.2	Termination of Employment or Services~~18~~19
11.3	Discretion to Permit Acceleration20
11.4	Participants’ Entitlement20
ARTICLE 12 EVENTS AFFECTING THE CORPORATION	~~20~~21
12.1	General~~20~~21
12.2	Change in Control21
12.3	Reorganization of Corporation’s Capital22
12.4	Other Events Affecting the Corporation22
12.5	Immediate Acceleration of Awards22
12.6	Issue by Corporation of Additional Shares~~22~~23
12.7	Fractions~~22~~23
ARTICLE 13 U.S. TAXPAYERS	23
13.1	Provisions for U.S. Taxpayers23
13.2	ISOs23
13.3	ISO Grants to 10% Shareholders23
13.4	$100,000 Per Year Limitation for ISOs23
13.5	Disqualifying Dispositions~~23~~24
13.6	Section 409A of the Code24
13.7	Requirement of Notification of Election Under Section 83(b) of the Code24
ARTICLE 14 AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN	24
14.1	Amendment, Suspension, or Termination of the Plan24
14.2	Shareholder Approval25
14.3	Permitted Amendments~~25~~26
ARTICLE 15 MISCELLANEOUS	26
15.1	Legal Requirement26
15.2	No Other Benefit26
15.3	Rights of Participant~~26~~27
15.4	Corporate Action27
15.5	Conflict27
15.6	Participant Information27
15.7	Participation in the Plan27
15.8	International Participants~~27~~28
15.9	Successors and Assigns28
15.10	General Restrictions and Assignment28
15.11	Severability28
15.12	Notices28
15.13	Effective Date~~28~~29
15.14	Governing Law29

15.15Submission To Jurisdiction29

- ii -

~~Amaya~~The Stars Group Inc.

Equity Incentive Plan

Article 1
PURPOSE

1.1	Purpose

The purpose of this Plan is to provide the Corporation with a share-related mechanism to attract, retain and motivate qualified Directors, Employees and Consultants of the Corporation and its subsidiaries, to reward such of those Directors, Employees and Consultants as may be granted Awards under this Plan by the Board from time to time for their contributions toward the long term goals and success of the Corporation and to enable and encourage such Directors, Employees and Consultants to acquire Shares as long term investments and proprietary interests in the Corporation. This Plan is also intended to replace the Prior Plan (as defined below) as of the Effective Date and with respect to future grants and awards following such date.

Article 2
INTERPRETATION

2.1	Definitions

When used herein, unless the context otherwise requires, the following terms have the indicated meanings, respectively:

“Affiliate” means, with respect to any Person, (i) any Person directly or indirectly controlling, controlled by or under common control with such Person, (ii) any Person directly or indirectly owning or controlling 10% or more of any class of outstanding equity securities of such Person;

“Award” means any Option, Restricted Share Unit, Performance Share Unit, Deferred Share Unit, Restricted Share or Other Share-Based Award granted under this Plan;

“Award Agreement” means a signed, written agreement between a Participant and the Corporation, in the form or any one of the forms approved by the Plan Administrator, evidencing the terms and conditions on which an Award has been granted under this Plan and which need not be identical to any other such agreements;

“Board” means the board of directors of the Corporation;

“Business Day” means a day, other than a Saturday or Sunday, on which the principal commercial banks in the City of Toronto are open for commercial business during normal banking hours;

“Cause” means, with respect to a particular Employee:

(a)	“cause” as such term is defined in the employment or other written agreement between the Corporation or a Designated Affiliate and the Employee as described in Section 15.5(i); or
(b)

in the event there is no written or other applicable employment agreement between the Corporation or a Designated Affiliate as described in Section 15.5(i) or “cause” is not defined in such agreement, “cause” as such term is defined in the Award Agreement; or

(c)

in the event neither (a) nor (b) apply, then “cause” as such term is defined by applicable law or, if not so defined, such term shall refer to circumstances where an employer can terminate an individual’s employment without notice or pay in lieu thereof;

“Change in Control” means the occurrence of any one or more of the following events:

(a)

any transaction at any time and by whatever means pursuant to which any Person or any group of two or more Persons acting jointly or in concert (other than the Corporation or a wholly-owned subsidiary of the Corporation) hereafter acquires the direct or indirect “beneficial ownership” (as defined in the Securities Act (Ontario)) of, or acquires the right to exercise control or direction over, securities of the Corporation representing more than 50% of the then issued and outstanding voting securities of the Corporation, including, without limitation, as a result of a take-over bid, an exchange of securities, an amalgamation of the Corporation with any other entity, an arrangement, a capital reorganization or any other business combination or reorganization;

(b)	the sale, assignment or other transfer of all or substantially all of the assets of the Corporation to a Person other than a wholly-owned subsidiary of the Corporation;
(c)

the dissolution or liquidation of the Corporation, other than in connection with the distribution of assets of the Corporation to one or more Persons which were wholly-owned subsidiaries of the Corporation prior to such event;

(d)

the occurrence of a transaction requiring approval of the Corporation’s shareholders whereby the Corporation is acquired through consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any other Person (other than a short form amalgamation or exchange of securities with a wholly-owned subsidiary of the Corporation);

(e)

individuals who comprise the Board as of the last annual meeting of shareholders of the Corporation (the “Incumbent Board”) for any reason cease to constitute at least a majority of the members of the Board, unless the election, or nomination for election by the Corporation’s shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, and in that case such new director shall be considered as a member of the Incumbent Board; or

(f)	the Board determines that a Change in Control shall be deemed to have occurred in such circumstances as the Board shall determine;

provided that, notwithstanding clause (a), (b), (c) and (d) above, a Change in Control shall be deemed not to have occurred if immediately following the transaction set forth in clause (a), (b), (c) or (d) above: (A) the holders of securities of the Corporation that immediately prior to the consummation of such transaction represented more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors of the Corporation hold (x) securities of the entity resulting from such transaction (the “Surviving Entity”) that represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees (“voting power”) of the Surviving Entity, or (y) if applicable, securities of the entity that directly or indirectly has beneficial ownership of 100% of the securities eligible to elect directors or trustees of the Surviving Entity (the “Parent Entity”) that represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees of the Parent Entity, and (B) no Person or group of two or more Persons, acting jointly or in concert, is the beneficial owner, directly or indirectly, of more than 50% of the voting power of the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) (any such transaction which satisfies all of the criteria specified in clauses (A) and (B) above being referred to as a “Non-Qualifying Transaction” and, following the Non-Qualifying Transaction, references in this definition of “Change in Control” to the “Corporation” shall mean and refer to the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) and, if such entity is a company or a trust, references to the “Board” shall mean and refer to the board of directors or trustees, as applicable, of such entity).

Notwithstanding the foregoing, for purposes of any Award that constitutes “deferred compensation” (within the meaning of Section 409A of the Code), the payment of which would be accelerated upon a Change in Control, a transaction will not be deemed a Change in Control for Awards granted to any Participant who is a U.S. Taxpayer unless the transaction qualifies as “a change in control event” within the meaning of Section 409A of the Code.

Further and for the avoidance of doubt, a transaction will not constitute a Change in Control if: (x) its sole purpose is to change the state or jurisdiction of the Corporation’s incorporation, or (y) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Corporation’s securities immediately before such transaction;

“Code” means the United States Internal Revenue Code of 1986, as amended from time to time;

“Committee” has the meaning set forth in Section 3.2;

“Consultant” means an individual consultant or an employee or director of a consultant entity, other than an Employee Participant, who:

(a)

is engaged to provide services on a bona fide basis to the Corporation or a Designated Affiliate, other than services provided in relation to a distribution of securities of the Corporation or a Designated Affiliate;

(b)	provides the services under a written contract with the Corporation or a Designated Affiliate;
(c)	spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or a Designated Affiliate;

“Control” means the relationship whereby a Person is considered to be “controlled” by a Person if:

(a)	in the case of a Person,
(i)

voting securities of the first~~‑~~-mentioned Person carrying more than 50% of the votes for the election of directors are held, directly or indirectly, otherwise than by way of security only, by or for the benefit of the other Person; and

(ii)	the votes carried by the securities are entitled, if exercised, to elect a majority of the directors of the first‑mentioned Person;
(iii)	in the case of a partnership that does not have directors, other than a limited partnership, the second‑mentioned Person holds more than 50% of the interests in the partnership; or
(b)	in the case of a limited partnership, the general partner is the second‑mentioned Person.

“Corporation” means ~~Amaya~~The Stars Group Inc.;

“Date of Grant” means, for any Award, the date specified by the Plan Administrator at the time it grants the Award (which, for greater certainty, shall be no earlier than the date on which the Board meets or otherwise acts for the purpose of granting such Award) or if no such date is specified, the date upon which the Award was granted;

“Deferred Share Unit” or “DSU” means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Corporation in accordance with Article 8;

“Designated Affiliate” means each Affiliate of the Corporation as designated by the Plan Administrator for purposes of the Plan from time to time;

“Director” means a director of the Corporation who is not an employee of the Corporation or an Affiliate of the Corporation;

“Disabled” or “Disability” means the permanent and total incapacity of a Participant as determined in accordance with procedures established by the Plan Administrator for purposes of this Plan;

“Effective Date” means the effective date of this Plan, being June 22, 2015;

“Employee” means an individual who:

(a)	is considered an employee of the Corporation or an Affiliate of the Corporation for purposes of source deductions under applicable tax or social welfare legislation; or
(b)

works full-time or part-time on a regular weekly basis for the Corporation or an Affiliate of the Corporation providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or an Affiliate of the Corporation over the details and methods of work as an employee of the Corporation.

“Exchange” means the TSX and any other exchange on which the Shares are or may be listed from time to time;

“Exercise Notice” means a notice in writing, signed by a Participant and stating the Participant’s intention to exercise a particular Option;

“Exercise Price” means the price at which an Option Share may be purchased pursuant to the exercise of an Option;

“Expiry Date” means the expiry date specified in the Award Agreement (which shall not be later than the tenth (10th) anniversary of the Date of Grant) or, if not so specified, means the tenth (10th) anniversary of the Date of Grant;

“Individual Participant” means a Participant who is an individual;

“Insider” means an “insider” as defined by the TSX from time to time in its rules and regulations governing Security Based Compensation Arrangements and other related matter;

“Market Price” at any date in respect of the Shares shall be the closing price of such Shares on the TSX (and if listed on more than one Exchange, and the closing price on another Exchange is higher, then the highest of such closing prices) on the Date of Grant (or, if such Shares are not then listed and posted for trading on the TSX, on such stock exchange on which the Shares are listed and posted for trading as may be selected for such purpose by the Board). In the event that such Shares did not trade on such Business Day on the TSX or any other Exchange, the Market Price shall be the average of the bid and asked prices in respect of such Shares at the close of trading on such date. In the event that such Shares are not listed and posted for trading on any Exchange, the Market Price shall be the fair market value of such Shares as determined by the Board in its sole discretion;

“NI 45-106” means National Instrument 45-106 Prospectus and Registration Exemptions of the Canadian Securities Administrators, as amended from time to time;

“Option” means a right to purchase Shares under this Plan that is non-assignable and non-transferable unless otherwise approved by the Plan Administrator;

“Option Shares” means Shares issuable by the Corporation upon the exercise of outstanding Options;

“Other Share-Based Award” means any right granted under Section 9.1;

“Participant” means an Employee, Consultant or Director to whom an Award has been granted under this Plan and their Permitted Assigns;

“Participant’s Employer” means with respect to a Participant that is or was an Employee, the Corporation or such Affiliate of the Corporation as is or, if the Participant has ceased to be employed by the Corporation or such Affiliate of the Corporation, was the Participant’s Employer;

“Performance Goals” means performance goals expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to one or more of the Corporation, Affiliate of the Corporation, a division of the Corporation or Affiliate of the Corporation, or an individual, or may be applied to the performance of the Corporation or an Affiliate of the Corporation relative to a market index, a group of other companies or a combination thereof, or on any other basis, all as determined by the Plan Administrator;

“Performance Share Unit” or “PSU” means any right granted under Section 6.1 of the Plan;

“Permitted Assign” has the meaning assigned to that term in NI 45-106;

“Person” includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in his or her capacity as trustee, executor, administrator or other legal representative;

“Plan” means this Equity Incentive Plan, as may be amended from time to time;

“Plan Administrator” means the Board, or if the administration of this Plan has been delegated by the Board to the Committee pursuant to Section 3.2, the Committee;

“Prior Plan” means the Corporation’s 2010 Stock Option Plan, as amended;

“Restricted Period” means the period during which Restricted Shares are subject to restrictions as set out in the Award Agreement;

“Restricted Share Unit” or “RSU” means a right to receive a Share or a Restricted Share granted, as determined by the Plan Administrator, under Section 5.1;

“Restricted Shares” means Shares granted to a Participant under Section 7.1 that are subject to certain restrictions and to a risk of forfeiture;

“Securities Laws” means securities legislation, securities regulation and securities rules, as amended, and the policies, notices, instruments and blanket orders in force from time to time that govern or are applicable to the Corporation or to which it is subject;

“Security Based Compensation Arrangement” has the meaning given to that term in the Company Manual of the TSX, as amended from time to time;

“Share” means one (1) common share in the capital of the Corporation as constituted on the Effective Date or after an adjustment contemplated by Article 12, such other shares or securities to which the holder of an Award may be entitled as a result of such adjustment;

“Termination Date” means:

(a)

in the case of an Employee whose employment with the Corporation or a Designated Affiliate terminates in the circumstances set out in Subsection 11.2(a) or Subsection 11.2(b), (i) the date designated by the Employee and the Corporation or a Designated Affiliate in a written employment agreement, or other written agreement between the Employee and Corporation or a Designated Affiliate, or (ii) if no written employment agreement exists, the date designated by the Corporation or a Designated Affiliate, as the case may be, on which an Employee ceases to be an employee of the Corporation or the Designated Affiliate, as the case may be, provided that, in the case of termination of employment by voluntary resignation by the Participant, such date shall not be earlier than the date notice of resignation was given, and “Termination Date” specifically does not mean the date of termination of any period of reasonable notice that the Corporation or the Designated Affiliate (as the case may be) may be required by law to provide to the Participant;

(b)

in the case of a Consultant whose consulting agreement or arrangement with the Corporation or a Designated Affiliate, as the case may be, terminates in the circumstances set out in Subsection 11.2(d) or Subsection 11.2(e), the date that is designated by the Corporation or the Designated Affiliate (as the case may be), as the date on which the Participant’s consulting agreement or arrangement is terminated, provided that in the case of voluntary termination by the Participant of the Participant’s consulting agreement or other written arrangement, such date shall not be earlier than the date notice of voluntary termination was given, and “Termination Date” specifically does not mean the date on which any period of notice of termination that the Corporation or the Designated Affiliate (as the case may be) may be required to provide to the Participant under the terms of the consulting agreement or arrangement expires; or

(c)	in the case of a Director who ceases to hold office in the circumstances set out in Subsection 11.2(f), the date upon which the Participant ceases to hold office; and

“TSX” means the Toronto Stock Exchange;

“U.S.” means the United States of America.

“U.S. Taxpayer” shall mean a Participant who, with respect to an Award, is subject to taxation under the applicable U.S. tax laws.

2.2	Interpretation
(a)

Whenever the Board, the Committee or the Plan Administrator exercises discretion in the administration of this Plan, the term “discretion” means the sole and absolute discretion of the Board, Committee or Plan Administrator, as the case may be.

(b)	As used herein, the terms “Article”, “Section”, “Subsection” and “clause” mean and refer to the specified Article, Section, Subsection and clause of this Plan, respectively.
(c)	Words importing the singular include the plural and vice versa and words importing any gender include any other gender.
(d)

Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period begins, including the day on which the period ends, and abridging the period to the immediately preceding Business Day in the event that the last day of the period is not a Business Day. In the event an action is required to be taken or a payment is required to be made on a day which is not a Business Day such action shall be taken or such payment shall be made by the immediately preceding Business Day.

(e)	Unless otherwise specified, all references to money amounts are to Canadian currency.
(f)	The headings used herein are for convenience only and are not to affect the interpretation of this Plan.

Article 3
ADMINISTRATION

3.1	Administration

Subject to Section 3.2, this Plan will be administered by the Plan Administrator and the Plan Administrator has sole and complete authority, in its discretion, to:

(a)	determine the individuals to whom grants under the Plan may be made;
(b)

make grants of Awards under the Plan relating to the issuance of Shares (including any combination of Options, Restricted Share Units, Performance Share Units, Deferred Share Units, Restricted Shares or Other Share-Based Awards) in such amounts, to such Persons and, subject to the provisions of this Plan, on such terms and conditions as it determines including without limitation:

(i)	the time or times at which Awards may be granted;
(ii)	the conditions under which:
(A)	Awards may be granted to Participants; or

(B)	Awards may be forfeited to the Corporation,

including any conditions relating to the attainment of specified Performance Goals;

(iii)	the number of Shares to be covered by any Award;
(iv)	the price, if any, to be paid by a Participant in connection with the purchase of Shares covered by any Awards;
(v)	whether restrictions or limitations are to be imposed on the Shares issuable pursuant to grants of any Award, and the nature of such restrictions or limitations, if any; and
(vi)	any acceleration of exercisability or vesting or Restricted Period, or waiver of termination regarding any Award, based on such factors as the Plan Administrator may determine;
(c)	establish the form or forms of Award Agreements;
(d)	cancel, amend, adjust or otherwise change any Award under such circumstances as the Plan Administrator may consider appropriate in accordance with the provisions of this Plan;
(e)	construe and interpret this Plan and all Award Agreements;
(f)

adopt, amend, prescribe and rescind administrative guidelines and other rules and regulations relating to this Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws or for qualifying for favorable tax treatment under applicable foreign laws; and

(g)	make all other determinations and take all other actions necessary or advisable for the implementation and administration of this Plan.
3.2	Delegation to Committee
(i)	The initial Plan Administrator shall be the Board.
(ii)

To the extent permitted by applicable law, the Board may, from time to time, delegate to a committee of the Board (the “Committee”) all or any of the powers conferred on the Plan Administrator pursuant to this Plan, including the power to sub-delegate to any specified officer(s) of the Corporation or its Subsidiaries all or any of the powers delegated by the Board.  In such event, the Committee or any sub-delegate will exercise the powers delegated to it in the manner and on the terms authorized by the delegating party. Any decision made or action taken by the Committee or sub-delegate arising out of or in connection with the administration or interpretation of this Plan in this context is final and conclusive and binding on the Corporation and all Affiliates of the Corporation, all Participants and all other Persons.

3.3	Determinations Binding

Any decision made or action taken by the Board, the Committee or any officers or employees to whom authority has been delegated pursuant to Subsection 3.2 arising out of or in connection with the administration or interpretation of this Plan is final, conclusive and binding on the Corporation, the affected Participant(s), their legal and personal representatives and all other Persons.

3.4	Eligibility

All Employees, Consultants and Directors are eligible to participate in the Plan, subject to Subsections 11.1(c) and 11.2(g). Eligibility to participate does not confer upon any Employee, Consultant or Director any right to receive any grant of an Award pursuant to the Plan.  The extent to which any Employee, Consultant or Director is entitled to receive a grant of an Award pursuant to the Plan will be determined in the sole and absolute discretion of the Plan Administrator.

3.5	Board Requirements

Any Award granted under this Plan shall be subject to the requirement that, if at any time the Corporation shall determine that the listing, registration or qualification of the Shares issuable pursuant to such Award upon any securities exchange or under any Securities Laws of any jurisdiction, or the consent or approval of the Exchange and any securities commissions or similar securities regulatory bodies having jurisdiction over the Corporation is necessary as a condition of, or in connection with, the grant or exercise of such Award or the issuance or purchase of Shares thereunder, such Award may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Board. Nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval. Participants shall, to the extent applicable, cooperate with the Corporation in complying with such legislation, rules, regulations and policies.

3.6	Total Shares Subject to Awards
(a)

Subject to adjustment as provided for in Article 12 and any subsequent amendment to the Plan, the aggregate number of Shares reserved for issuance pursuant to Awards granted under the Plan and the Prior Plan shall not exceed 10% of the Shares issued and outstanding from time to time.

(b)

To the extent any (i) Awards (or portion(s) thereof) under the Plan or (ii) awards (or portion(s) thereof) under the Prior Plan terminate or are cancelled for any reason prior to exercise in full, or are surrendered to the Corporation by the Participant, except surrenders relating to the payment of the purchase price of any such award or the satisfaction of the tax withholding obligations related to any such award, the Shares subject to such awards (or portion(s) thereof) shall be added back to the number of Shares reserved for issuance under this Plan and will again become available for issuance pursuant to the exercise of Awards granted under this Plan.

(c)

Any Shares issued by the Corporation through the assumption or substitution of outstanding stock options or other equity-based awards from an acquired company shall not reduce the number of Shares available for issuance pursuant to the exercise of Awards granted under this Plan.

3.7	Limits on Grants of Awards

Notwithstanding anything in this Plan:

(a)	the aggregate number of Shares:
(i)	issuable to Insiders at any time, under all of the Corporation’s Security Based Compensation Arrangements, shall not exceed ten (10%) percent of the issued and outstanding Shares; and
(ii)	issued to Insiders within any one year period, under all of the Corporation’s Security Based Compensation Arrangements, shall not exceed ten (10%) percent of the issued and outstanding Shares,

provided that the acquisition of Shares by the Corporation for cancellation shall not constitute non-compliance with this Section 3.7 for any Awards outstanding prior to such purchase of Shares for cancellation.

(b)

the aggregate number of Shares issuable to Directors, at any time, under all of the Corporation’s Security Based Compensation Arrangements shall not exceed one (1%) percent of the issued and outstanding Shares and within any one financial year of the Corporation the aggregate fair value on the Date of Grant of all Awards granted to any Director under all of the Corporation’s Security Based Compensation Arrangements shall not exceed $~~100,000~~150,000, of which no more than $100,000 may be granted in the form of Options; provided that such limits shall not apply to DSUs granted to the Director in lieu of any cash retainer or meeting fees and such DSUs shall not be included in determining the limits where the aggregate accounting fair value on the Date of Grant of such DSUs is equal to the amount of the cash retainer or meeting fees in respect of which such DSUs were granted.

3.8	Award Agreements

Each Award under this Plan will be evidenced by an Award Agreement.  Each Award Agreement will be subject to the applicable provisions of this Plan and will contain such provisions as are required by this Plan and any other provisions that the Plan Administrator may direct.  Any one officer of the Corporation is authorized and empowered to execute and deliver, for and on behalf of the Corporation, an Award Agreement to each Participant granted an Award pursuant to this Plan.

3.9	Permitted Assigns

Awards may be transferred by Employees, Directors and Consultants to a Permitted Assign of an Employee, Director or Consultant as applicable, or as may otherwise be approved by the Plan

Administrator. In any such case, the provisions of Article 11 shall apply to the Award as if the Award was held by the Employee, Director or Consultant rather than such person’s Permitted Assign.

In the event of the death of the Permitted Assign, the Award shall be automatically transferred to the Employee, Director or Consultant who effected the transfer of the Award to the deceased Permitted Assign.  If any Participant has transferred Awards to a corporation pursuant to this Section 3.9, such Awards will terminate and be of no further force or effect if at any time the transferor should cease to own all of the issued shares of such corporation.

3.10	Non-transferability of Awards

Except as permitted under Section 3.9 or as otherwise permitted by the Plan Administrator, no assignment or transfer of Awards, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Awards whatsoever in any assignee or transferee and immediately upon any assignment or transfer, or any attempt to make the same, such Awards will terminate and be of no further force or effect.

Article 4
OPTIONS

4.1	Grant of Options

The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant Options to any Participant. The terms and conditions of each Option grant shall be evidenced by an Award Agreement.

4.2	Exercise Price

The Plan Administrator will establish the Exercise Price at the time each Option is granted, which Exercise Price must in all cases be not less than the Market Price on the Date of Grant.

4.3	Term of Options

Subject to any accelerated termination as set forth in this Plan, each Option expires on its Expiry Date.

4.4	Vesting and Exercisability
(a)

Unless otherwise specified by the Plan Administrator at the time of granting an Option and except as otherwise provided in this Plan, each Option will vest and be exercisable as follows subject to the Participant continuing to be an Employee, Consultant, or Director, as applicable, or as otherwise agreed to by the Board:

Total Number of Option Shares that may be Purchased	Vesting Date
25%	From the first anniversary of the Date of Grant.

25%	From the second anniversary of the Date of Grant.
25%	From the third anniversary of the Date of Grant.
25%	From the fourth anniversary of the Date of Grant.

(b)

Once an instalment becomes vested, it shall remain vested and shall be exercisable until expiration or termination of the Option, unless otherwise specified by the Plan Administrator, or as may be otherwise set forth in any written employment agreement, or other written agreement between the Corporation or a Designated Affiliate and the Participant.  Each Option or instalment may be exercised at any time or from time to time, in whole or in part, for up to the total number of Option Shares with respect to which it is then exercisable. The Plan Administrator has the right to accelerate the date upon which any instalment of any Option becomes exercisable.

(c)	Subject to the provisions of this Plan and any Award Agreement, Options shall be exercised by means of a fully completed Exercise Notice delivered to the Corporation.
(d)

The Plan Administrator may provide at the time of granting an Option that the exercise of that Option is subject to restrictions, in addition to those specified in Section 4.4, such as performance-based vesting conditions.

4.5	Payment of Exercise Price

Unless otherwise specified by the Plan Administrator at the time of granting an Option, the Exercise Notice must be accompanied by payment in full of the purchase price for the Option Shares to be purchased. The Exercise Price must be fully paid by certified cheque, bank draft or money order payable to the Corporation or by such other means as might be specified from time to time by the Plan Administrator, which may include (i) through an arrangement with a broker approved by the Corporation (or through an arrangement directly with the Corporation) whereby payment of the exercise price is accomplished with the proceeds of the sale of Shares deliverable upon the exercise of the Option, (ii) through any cashless exercise process as may be approved by the Plan Administrator, or (iii) such other consideration and method of payment for the issuance of Shares to the extent permitted by the Securities Laws, or any combination of the foregoing methods of payment.

No Shares will be issued or transferred until full payment therefor has been received by the Corporation.

Article 5
RESTRICTED SHARE UNITS

5.1	Grant of RSUs

The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant RSUs to any

Participant. The terms and conditions of each RSU grant shall be evidenced by an Award Agreement.

5.2	Vesting of RSUs

The Plan Administrator shall have the authority to determine at the time of grant, in its sole discretion, the duration of the vesting period and other vesting terms applicable to the grant of RSUs.

5.3	Delivery of Shares

Unless otherwise specified in the Award Agreement, as soon as practicable following the expiry of the applicable vesting period, or at such later date as may be determined by the Plan Administrator in its sole discretion at the time of grant, the Corporation shall issue fully paid and non-assessable Shares pursuant to the RSUs to the Participant or as the Participant may direct.

Article 6
PERFORMANCE SHARE UNITS

6.1	Grant of PSUs

The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant PSUs to any Participant.  The terms and conditions of each PSU grant shall be evidenced by an Award Agreement. Each PSU will consist of a right to receive a Share upon the achievement of such Performance Goals during such performance periods as the Plan Administrator will establish.

6.2	Terms of PSUs

The Performance Goals to be achieved during any performance period, the length of any performance period, the amount of any PSU granted, the termination of a Participant’s employment and the amount of any payment or transfer to be made pursuant to any PSU will be determined by the Plan Administrator and by the other terms and conditions of any PSU, all as set forth in the applicable Award Agreement.

6.3	Performance Goals

The Plan Administrator will issue Performance Goals prior to the Date of Grant to which such Performance Goals pertain.  The Performance Goals may be based upon the achievement of corporate, divisional or individual goals, and may be applied relative to performance relative to an index or comparator group, or on any other basis determined by the Plan Administrator.  The Plan Administrator may modify the Performance Goals as necessary to align them with the Corporation’s corporate objectives. The Performance Goals may include a threshold level of performance below which no payment will be made (or no vesting will occur), levels of performance at which specified payments will be made (or specified vesting will occur), and a maximum level of performance above which no additional payment will be made (or at which full vesting will occur).

6.4	Delivery of Shares

Unless otherwise specified in the Award Agreement, as soon as practicable following the expiry of the applicable vesting period, or at such later date as may be determined by the Plan Administrator in its sole discretion at the time of grant, the Corporation shall issue fully paid and non-assessable Shares pursuant to the PSUs to the Participant or as the Participant may direct.

Article 7
RESTRICTED SHARES

7.1	Grant of Restricted Shares

The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant Restricted Shares to any Participant, which shall be held by the Corporation or its designee in escrow until such time as the Restricted Period lapses. The terms and conditions of each Restricted Shares grant shall be evidenced by an Award Agreement.

Subject to the restrictions set forth in Section 7.2, except as otherwise set forth in the applicable Award Agreement, the Participant shall generally have the rights and privileges of a shareholder as to such Restricted Shares, including the right to vote such Restricted Shares.  Unless otherwise set forth in a Participant’s Award Agreement, cash dividends and stock dividends, if any, with respect to the Restricted Shares shall be withheld by the Corporation for the Participant’s account, and shall be subject to forfeiture until released, in each case, to be released at the same time and in the same proportion as the lapse of restrictions on the Restricted Shares to which such dividends relate.  Except as otherwise determined by the Plan Administrator, no interest will accrue or be paid on the amount of any dividends withheld.

7.2	Restrictions on Transfer

In addition to any other restrictions set forth in a Participant’s Award Agreement, until such time that the Restricted Period for the Restricted Shares has lapsed pursuant to the terms of the Award Agreement, which Restricted Period the Plan Administrator may in its sole discretion accelerate at any time, the Participant shall not be permitted to sell, transfer, pledge, or otherwise encumber the Restricted Shares.  Notwithstanding anything contained herein to the contrary, the Plan Administrator shall have the authority to remove any or all of the restrictions on the Restricted Shares whenever it may determine that, by reason of changes in applicable laws or other changes in circumstances arising after the date of the Restricted Shares Award, such action is appropriate.

7.3	Effect of Termination of Employment or Services

Except as may otherwise be provided in the applicable Award Agreement or by the Plan Administrator, in the event of a Participant’s termination of employment or services with the Corporation and all Affiliates of the Corporation for any reason prior to the time that the Restricted Period for the Participant’s Restricted Shares has lapsed, as soon as practicable following such termination of employment or services, the Corporation shall repurchase from the Participant, and the Participant shall sell, all of such Participant’s Restricted Shares for which the Restricted Period has not lapsed at a purchase price equal to the cash amount, if any, paid by the Participant for the Restricted Shares, or if no cash amount was paid by the Participant for the

Restricted Shares, such Restricted Shares shall be forfeited by the Participant to the Corporation for no consideration as of the date of such termination of employment or services.

Article 8
DEFERRED SHARE UNITS

8.1	Grant of Deferred Share Units

The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant DSUs to any Participant.

All DSUs received by a Participant shall be credited to an account maintained for the Participant on the books of the Corporation, as of the Date of Grant.  The terms and conditions of each DSU grant shall be evidenced by an Award Agreement.

8.2	Settlement of DSUs

DSUs shall be settled on the date established in the Award Agreement (the “Settlement Date”); provided, however that in no event shall a DSU Award be settled prior to the date of the applicable Participant’s separation from service.  If the Award Agreement does not establish a date for the settlement of the DSUs, then the Settlement Date shall be the date of separation from service, subject to the delay that may be required under Section 13.6 below. On the Settlement Date for any DSU:

(a)

the Participant shall deliver a cheque payable to the Corporation (or payment by such other method as may be acceptable to the Corporation) representing payment of any amounts required by the Corporation to be withheld in connection with such settlement as contemplated by Section 10.3; and

(b)	the Corporation shall issue fully paid and non-assessable Shares pursuant to the DSUs to the Participant or as the Participant may direct.

Article 9
OTHER SHARE-BASED AWARDS

9.1	Grant of Other Share-Based Awards

The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant Other Share-Based Awards to any Participant.  The terms and conditions of each Other Share-Based Award grant shall be evidenced by an Award Agreement. Each Other Share-Based Award shall consist of a right (1) which is other than an Award or right described in Article 4, 5, 6, 7 or 8 above and (2) which is denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Shares (including, without limitation, securities convertible into Shares) as are deemed by the Plan Administrator to be consistent with the purposes of the Plan; provided, however, that such right will comply with applicable law.  Subject to the terms of the Plan and any applicable Award Agreement, the Plan Administrator will determine the terms and conditions of Other Share-Based Awards.  Shares or other securities delivered pursuant to a purchase right granted under this Section 9.1 will be purchased for such consideration, which may be paid by such method or methods and in such form or forms, including, without limitation, cash, Shares, other securities, other Awards, other property, or any combination thereof, as the Plan Administrator shall determine.

Article 10
ADDITIONAL AWARD TERMS

10.1	Dividend Equivalents
(a)

Unless otherwise determined by the Plan Administrator and set forth in the particular Award Agreement, RSUs, PSUs and DSUs shall be credited with dividend equivalents in the form of additional RSUs, PSUs and DSUs, respectively, as of each dividend payment date in respect of which normal cash dividends are paid on Shares.  Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Share by the number of RSUs, PSUs and DSUs, as applicable, held by the Participant on the record date for the payment of such dividend, by (b) the Market Price at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places.  Dividend equivalents credited to a Participant’s accounts shall vest in proportion to the RSUs, PSUs and DSUs to which they relate.

(b)

The Plan Administrator may in its discretion include in an Award Agreement applicable to an Other Share-Based Award a dividend equivalent right entitling the Participant to receive amounts equal to the normal cash dividends that would be paid, during the time such Award is outstanding and unexercised, on the Shares covered by such Award if such Shares were then outstanding and may decide whether such payments shall be made in cash, in Shares or in another form, whether they shall be conditioned upon the vesting of the Award to which they relate, the time or times at which they shall be made, and such other terms and conditions as the Plan Administrator shall deem appropriate.

(c)	The foregoing does not obligate the Corporation to declare or pay dividends on Shares and nothing in this Plan shall be interpreted as creating such an obligation.
10.2	Black-out Period

If an Award expires during, or within five business days after, a routine or special trading black-out period imposed by the Corporation to restrict trades in the Corporation’s securities, then, notwithstanding any other provision of this Plan, unless the delayed expiration would result in tax penalties, the Award shall expire ten business days after the trading black-out period is lifted by the Corporation.

10.3	Withholding Taxes

The granting or vesting or lapse of the Restricted Period of each Award under this Plan is subject to the condition that if at any time the Plan Administrator determines, in its discretion, that the satisfaction of withholding tax or other withholding liabilities is necessary or desirable in respect of such grant, vesting or lapse of the Restricted Period, such action is not effective unless such withholding has been effected to the satisfaction of the Plan Administrator.  In such circumstances, the Plan Administrator may require that a Participant pay to the Corporation the minimum amount as the Corporation or an Affiliate of the Corporation is obliged to remit to the relevant taxing authority in respect of the granting or vesting or lapse of the Restricted Period of the Award.  Any such additional payment is due no later than the date on which such amount with respect to the Award is required to be remitted to the relevant tax authority by the Corporation or an Affiliate of the Corporation, as the case may be. Alternatively, and subject to any requirements or limitations under applicable law, the Corporation may (a) withhold such amount from any remuneration or other amount payable by the Corporation or any Designated Affiliate to the Participant, (b) require the sale of a number of Shares issued upon exercise, vesting, or settlement of such Award and the remittance to the Corporation of the net proceeds from such sale sufficient to satisfy such amount or (c) enter into any other suitable arrangements for the receipt of such amount.

10.4	Recoupment

Notwithstanding any other terms of this Plan, Awards may be subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback, recoupment or similar policy adopted by the Corporation or an Affiliate of the Corporation and in effect at the Date of Grant of the Award, or as otherwise required by law or the rules of the Exchange. The Committee may at any time waive the application of this Section 10.4 to any Participant or category of Participants.

Article 11
TERMINATION OF EMPLOYMENT OR SERVICES

11.1	Death or Disability

Unless otherwise determined by the Plan Administrator and set forth in an Award Agreement, if a Participant dies or becomes Disabled while an Employee, Director or Consultant:

(a)

a portion of the next instalment of any Awards due to vest (or for which the Restricted Period is due to lapse) shall immediately vest (or cease to be restricted) such portion to equal to the number of Awards next due to vest  (or cease to be restricted) multiplied by a fraction the numerator of which is the number of days elapsed since the date of vesting (or lapse of Restricted Period) of the last instalment of the Awards (or if none have vested or have ceased to be restricted, the Date of Grant) to the date of Disability or death and the denominator of which is the number of days between the date of vesting (or lapse of Restricted Period) of the last instalment of the Awards (or if none have vested or have ceased to be restricted, the Date of Grant) and the date of vesting (or lapse of Restricted Period) of the next instalment of the Awards; and

(b)

subject to Subsections 11.1(a) and 11.1(c), any Awards held by the Participant that are not yet vested (or for which the Restricted Period has not lapsed) at the date of Disability or death shall be forfeited to the Corporation 30 days after the date of Disability or death; and

(c)	such Participant’s eligibility to receive further grants of Awards under the Plan ceases as of the date of Disability or death.
11.2	Termination of Employment or Services

Subject to Section 11.3, unless otherwise specified by the Plan Administrator at the time of granting an Award:

(a)

where, in the case of an Employee, an Individual Participant’s employment is terminated by the Corporation or a Designated Affiliate without Cause (whether such termination occurs with or without any or adequate reasonable notice, or with or without any or adequate compensation in lieu of such reasonable notice), then each Option held by the Individual Participant that has vested as of the Termination Date continues to be exercisable by the Individual Participant until the earlier of: (i) its Expiry Date; and (ii) the date that is 90 days after the Termination Date. Any Option or other Award held by the Individual Participant that has not vested (or for which the Restricted Period has not lapsed) as of the Termination Date is immediately forfeited and cancelled as of the Termination Date;

(b)

where, in the case of an Employee, an Individual Participant’s employment terminates by reason of voluntary resignation by the Individual Participant, then each Option held by the Individual Participant that has vested as of the Termination Date continues to be exercisable by the Individual Participant until the earlier of: (i) its Expiry Date; and (ii) the date that is 90 days after the Termination Date. Any Option or other Award held by the Individual Participant that has not vested (or for which the Restricted Period has not lapsed) as of the Termination Date is immediately forfeited and cancelled as of the Termination Date;

(c)

where, in the case of an Employee, an Individual Participant’s employment terminates by reason of termination by the Corporation or a Designated Affiliate for Cause, then any Option or other Award held by the Individual Participant, whether or not it has vested (or the Restricted Period has lapsed) as of the Termination Date, is immediately forfeited and cancelled as of the Termination Date;

(d)

where, in the case of a Consultant, a Participant’s consulting agreement or arrangement terminates by reason of termination by the Corporation or a Designated Affiliate for any reason whatsoever other than (i) for breach of the consulting agreement or arrangement (whether or not such termination is effected in compliance with any termination provisions contained in the Participant’s consulting agreement or arrangement) or (ii) due to the death or Disability of the Individual Participant, then each Option held by the Participant that has vested as of the Termination Date continues to be exercisable by the Participant until the earlier of: (i) its Expiry Date; and (ii) the date that is 90 days after the Termination Date. Any Option or other Award held by the Participant that has not vested (or for which the Restricted Period has not lapsed) as of the Termination Date is immediately forfeited and cancelled as of the Termination Date;

(e)

where, in the case of a Consultant, a Participant’s consulting agreement or arrangement terminates by reason of: (i) termination by the Corporation or a Designated Affiliate for breach of the consulting agreement or arrangement (whether or not such termination is effected in compliance with any termination provisions contained in Participant’s consulting agreement or arrangement); or (ii) voluntary termination by the Participant (whether or not such termination is effected in compliance with any termination provisions contained in the Participant’s consulting agreement or arrangement), then any Option or other Award held by the Participant, whether or not such Option has vested (or the Restricted Period has lapsed) as of the Termination Date, is immediately forfeited and cancelled as of the Termination Date;

(f)

where, in the case of a Director, an Individual Participant ceases to hold office other than due to the Individual Participant’s death or Disability, then any Option held by the Individual Participant that has vested as of the Termination Date continue to be exercisable by the Individual Participant until the earlier of: (i) its Expiry Date; and (ii) the date that is 90 days after the Termination Date; except that this Section 11.2(f) will not apply if a Director is also a Consultant and such Individual Participant’s consulting agreement is not terminated or immediately following cessation becomes an Employee or Consultant. Any Option or other Award held by the Individual Participant that has not vested (or for which the Restricted Period has not lapsed) as of the Termination Date is immediately forfeited and cancelled as of the Termination Date; except for a Director who is also a Consultant and such Individual Participant’s consulting agreement is not terminated;

(g)

a Participant’s eligibility to receive further grants of Awards under this Plan ceases as of the date that the Corporation or a Designated Affiliate, as the case may be, provides the Participant with written notification that the Participant’s employment or consulting agreement or arrangement, as the case may be, is terminated in the circumstances contemplated by this Section 11.2, notwithstanding that such date may be prior to the Termination Date; and

(h)

notwithstanding Subsections 11.2(a) and 11.2(d), unless the Plan Administrator, in its discretion, otherwise determines, at any time and from time to time, Awards are not affected by a change of employment or consulting arrangement or directorship within or among the Corporation or a Designated Affiliate for so long as the Individual Participant continues to be an Employee of the Corporation or a Designated Affiliate or engaged as a Consultant to the Corporation or a Designated Affiliate.

11.3	Discretion to Permit Acceleration

Notwithstanding the provisions of Sections 11.1 and 11.2, the Plan Administrator may, in its discretion, at any time prior to, or following the events contemplated in such Sections, or in an employment agreement or other written agreement between the Corporation or a Designated Affiliate and the Participant,  permit the acceleration of vesting (or lapse of Restricted Period) of any or all Awards, all in the manner and on the terms as may be authorized by the Plan Administrator.

11.4	Participants’ Entitlement

Except as otherwise provided in this Plan, Awards previously granted under this Plan are not affected by any change in the relationship between, or ownership of, the Corporation and an Affiliate of the Corporation.  For greater certainty, all grants of Awards remain outstanding and are not affected by reason only that, at any time, an Affiliate of the Corporation ceases to be an Affiliate of the Corporation.

Article 12
EVENTS AFFECTING THE CORPORATION

12.1	General

The existence of any Awards does not affect in any way the right or power of the Corporation or its shareholders to make, authorize or determine any adjustment, recapitalization, reorganization or any other change in the Corporation’s capital structure or its business, or any amalgamation, combination, arrangement, merger or consolidation involving the Corporation, to create or issue any bonds, debentures, Shares or other securities of the Corporation or to determine the rights and conditions attaching thereto, to effect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or to effect any other corporate act or proceeding, whether of a  similar character or otherwise, whether or not any such action referred to in this Article 12 would have an adverse effect on this Plan or on any Award granted hereunder.

12.2	Change in Control

Except as may be set forth in an employment agreement, or other written agreement between the Corporation or a Designated Affiliate and the Participant:

(a)

Notwithstanding anything else in this Plan or any Award Agreement, the Plan Administrator may, without the consent of any Participant, take such steps as it deems necessary or desirable, including to cause (i) the conversion or exchange of any outstanding Awards into or for, rights or other securities of substantially equivalent value (or greater value), as determined by the Plan Administrator in its discretion, in any entity participating in or resulting from a Change in Control; (ii) outstanding Awards to vest and become exercisable, realizable, or payable, or restrictions applicable to an Award to lapse, in whole or in part prior to or upon consummation of such merger or Change in Control, and, to the extent the Plan Administrator determines, terminate upon or immediately prior to the effectiveness of such merger or Change in Control; (iii)  the termination of an Award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise of such Award or realization of the Participant’s rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the Plan Administrator determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Participant’s rights, then such Award may be terminated by the Corporation without payment); (iv) the replacement of such Award with other rights or property selected by the Board of Directors in its sole discretion; or (v) any combination of the foregoing. In taking any of the actions permitted under this subparagraph (a), the Plan Administrator will not be required to treat all Awards similarly in the transaction.
(b)

Notwithstanding Section 12.1, and unless otherwise determined by the Plan Administrator, if, as a result of a Change in Control, the Shares will cease trading on an Exchange, then the Corporation may terminate all of the Options granted under this Plan at the time of and subject to the completion of the Change in Control transaction by paying to each holder at or within a reasonable period of time following completion of such Change in Control transaction an amount for each Option equal to the fair market value of the Option held by such Participant as determined by the Plan Administrator, acting reasonably.

(c)

Notwithstanding Section 11.2, and except as otherwise provided in an employment agreement, or other written agreement between the Corporation or a Designated Affiliate and Employee, if within 12 months following the completion of a transaction resulting in a Change in Control, an Employee’s employment is terminated by the Corporation or a Designated Affiliate without cause, without any action by the Plan Administrator, the vesting (or Restricted Period) of all Awards held by such Employee shall immediately accelerate, and all Options shall be exercisable notwithstanding Section 4.4 until the earlier of: (i) the Expiry Date of such Award; and (ii) the date that is 90 days after the Termination Date.

12.3	Reorganization of Corporation’s Capital

Should the Corporation effect a subdivision or consolidation of Shares or any similar capital reorganization or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), or should any other change be made in the capitalization of the Corporation that does not constitute a Change in Control and that would warrant the amendment or replacement of any existing Awards in order to adjust the number of Shares that may be acquired on the vesting of outstanding Awards and/or the terms of any Award in order to preserve proportionately the rights and obligations of the Participants holding such Awards, the Plan Administrator will, subject to the prior approval of the Exchange, authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

12.4	Other Events Affecting the Corporation

In the event of an amalgamation, combination, arrangement, merger or other transaction or reorganization involving the Corporation and occurring by exchange of Shares, by sale or lease of assets or otherwise, that does not constitute a Change in Control and that warrants the amendment or replacement of any existing Awards in order to adjust the number of Shares that may be acquired on the vesting of outstanding Awards and/or the terms of any Award in order to preserve proportionately the rights and obligations of the Participants holding such Awards, the Plan Administrator will, subject to the prior approval of the TSX (if then listed on the TSX), authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

12.5	Immediate Acceleration of Awards

Where the Plan Administrator determines that the steps provided in Sections 12.3 and 12.4 would not preserve proportionately the rights, value and obligations of the Participants holding such Awards in the circumstances or otherwise determines that it is appropriate, the Plan Administrator may, but is not required, to permit the immediate vesting of any unvested Awards and immediate lapse of any Restricted Period.

12.6	Issue by Corporation of Additional Shares

Except as expressly provided in this Article 12, neither the issue by the Corporation of shares of any class or securities convertible into or exchangeable for shares of any class, nor the conversion or exchange of such shares or securities, affects, and no adjustment by reason thereof is to be made with respect to the number of Shares that may be acquired as a result of a grant of Awards.

12.7	Fractions

No fractional Shares will be issued pursuant to an Award.  Accordingly, if, as a result of any adjustment under this Article 12 or a dividend equivalent, a Participant would become entitled to a fractional Share, the Participant has the right to acquire only the adjusted number of full Shares and no payment or other adjustment will be made with respect to the fractional Shares, which shall be disregarded.

Article 13
U.S. TAXPAYERS

13.1	Provisions for U.S. Taxpayers

Awards granted under this Plan to U.S. Taxpayers may be non-qualified stock options or incentive stock options qualifying under Section 422 of the Code (“ISOs”). Each Award shall be designated in the Award Agreement as either an ISO or a non-qualified stock option.

13.2	ISOs

Subject to any limitations in Section 3.6, the aggregate number of Shares reserved for issuance as an ISO shall not exceed 10,000,000 Shares, and the terms and conditions of any ISOs granted to a U.S. Taxpayer on the Date of Grant hereunder, including the eligible recipients of ISOs, shall be subject to the provisions of Section 422 of the Code, and the terms, conditions, limitations and administrative procedures established by the Plan Administrator from time to time in accordance with this Plan. At the discretion of the Plan Administrator, ISOs may be granted to any employee of the Corporation, its parent or any subsidiary of the Corporation, as such terms are defined in Sections 424(e) and (f) of the Code.

13.3	ISO Grants to 10% Shareholders

Notwithstanding anything to the contrary in this Plan, if an ISO is granted to a person who owns shares representing more than ten percent (10%) of the voting power of all classes of shares of the Corporation or of a subsidiary or parent, as such terms are defined in Section 424(e) and (f) of the Code, on the Date of Grant, the term of the Option shall not exceed five years from the time of grant of such Option and the Exercise Price shall be at least 110 percent (110%) of the Market Price of the Shares subject to the Option.

13.4	$100,000 Per Year Limitation for ISOs

To the extent the aggregate Market Price as at the Date of Grant of the Shares for which ISOs are exercisable for the first time by any person during any calendar year (under all plans of the Corporation) exceeds $100,000, such excess ISOs shall be treated as non-qualified stock options.

13.5	Disqualifying Dispositions

Each person awarded an ISO under this Plan shall notify the Corporation in writing immediately after the date he or she makes a disposition of any Shares acquired pursuant to the exercise of such ISO. The Corporation may, if determined by the Plan Administrator and in accordance with procedures established by it, retain possession of any Shares acquired pursuant to the exercise of an ISO as agent for the applicable person until the end of the period described in the preceding sentence, subject to complying with any instructions from such person as to the sale of such Share.

13.6	Section 409A of the Code

This Plan will be construed and interpreted to be exempt from, or where not so exempt, to comply with Section 409A of the Code to the extent required to preserve the intended tax consequences of this Plan.  To the extent that an Award or payment, or the settlement or deferral thereof, is subject to Section 409A of the Code, the Award will be granted, paid, settled or deferred in a manner that will meet the requirements of Section 409A of the Code, such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A of the Code. The Corporation reserves the right to amend this Plan to the extent it reasonably determines is necessary in order to preserve the intended tax consequences of this Plan in light of Section 409A of the Code and any regulations or guidance under that section.  In no event will the Corporation be responsible if Awards under this Plan result in adverse tax consequences to a U.S. Taxpayer under Section 409A of the Code.  Notwithstanding any provisions of the Plan to the contrary, in the case of any “specified employee” within the meaning of Section 409A of the Code who is a U.S. Taxpayer, distributions of non-qualified deferred compensation under Section 409A of the Code made in connection with a “separation from service” within the meaning set forth in Section 409A of the Code may not be made prior to the date which is 6 months after the date of separation from service (or, if earlier, the date of death of the U.S. Taxpayer).  Any amounts subject to a delay in payment pursuant to the preceding sentence shall be paid as soon practicable following such 6-month anniversary of such separation from service.

13.7	Requirement of Notification of Election Under Section 83(b) of the Code

If a Participant, in connection with the acquisition of Restricted Shares under the Plan, is permitted under the terms of the Award Agreement to make the election permitted under Section 83(b) of the Code (i.e., an election to include in gross income in the year of transfer the amounts specified in Section 83(b) of the Code notwithstanding the continuing transfer restrictions) and the Participant makes such an election, the Participant shall notify the Corporation of such election within ten (10) days of filing notice of the election with the Internal Revenue Service, in addition to any filing and notification required pursuant to regulations issued under Section 83(b) of the Code.

Article 14
AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

14.1	Amendment, Suspension, or Termination of the Plan

The Plan Administrator may from time to time, without notice and without approval of the holders of voting shares of the Corporation, amend, modify, change, suspend or terminate the Plan or any Awards granted pursuant to the Plan as it, in its discretion determines appropriate, provided, however, that:

(a)

no such amendment, modification, change, suspension or termination of the Plan or any Awards granted hereunder may materially impair any rights of a Participant or materially increase any obligations of a Participant under the Plan without the consent of the Participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable Securities Laws or Exchange requirements; and

(b)	any amendment that would cause an Award held by a U.S. Taxpayer be subject to the additional tax penalty under Section 409A(1)(b)(i)(II) of the Code shall be null and void ab initio.
14.2	Shareholder Approval

Notwithstanding Section 14.1, approval of the holders of the voting shares of the Corporation shall be required for any amendment, modification or change that:

(a)

increases the percentage of Shares reserved for issuance under the Plan, except pursuant to the provisions in the Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

(b)	increases or removes the 10% limits on Shares issuable or issued to insiders as set forth in Subsection 3.7(a);
(c)

reduces the exercise price of an Award (for this purpose, a cancellation or termination of an Award of a Participant prior to its Expiry Date for the purpose of reissuing an Award to the same Participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an Award) except pursuant to the provisions in the Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

(d)

extends the term of an Award beyond the original Expiry Date (except where an Expiry Date would have fallen within a blackout period applicable to the Participant or within 5 business days following the expiry of such a blackout period);

(e)	permits an Award to be exercisable beyond 10 years from its Date of Grant (except where an Expiry Date would have fallen within a blackout period of the Corporation);
(f)	increases or removes the limits on the participation of Directors;
(g)	permits Awards to be transferred to a Person other than a Permitted Assign or for normal estate settlement purposes; or
(h)	deletes or reduces the range of amendments which require approval of the holders of voting shares of the Corporation under this Section 14.2.
14.3	Permitted Amendments

Without limiting the generality of Section 14.1, but subject to Section 14.2, the Plan Administrator may, without shareholder approval, at any time or from time to time, amend the Plan for the purposes of:

(a)	making any amendments to the general vesting provisions or Restricted Period of each Award;
(b)	making any amendments to the provisions set out in Article 11;
(c)

making any amendments to add covenants of the Corporation for the protection of Participants, as the case may be, provided that the Plan Administrator shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Participants, as the case may be;

(d)

making any amendments not inconsistent with the Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Plan Administrator, having in mind the best interests of the Participants and Directors, it may be expedient to make, including amendments that are desirable as a result of changes in law in any jurisdiction where a Participant resides, provided that the Plan Administrator shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Participants and Directors; or

(e)

making such changes or corrections which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Plan Administrator shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Participants.

Article 15
MISCELLANEOUS

15.1	Legal Requirement

The Corporation is not obligated to grant any Awards, issue any Shares or other securities, make any payments or take any other action if, in the opinion of the Plan Administrator, in its sole discretion, such action would constitute a violation by a Participant, Director or the Corporation of any provision of any applicable statutory or regulatory enactment of any government or government agency or the requirements of any Exchange upon which the Shares may then be listed.

15.2	No Other Benefit

No amount will be paid to, or in respect of, a Participant under the Plan to compensate for a downward fluctuation in the price of a Share, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

15.3	Rights of Participant

No Participant has any claim or right to be granted an Award and the granting of any Award is not to be construed as giving a Participant a right to remain as an employee, consultant or director of the Corporation or an Affiliate of the Corporation.  No Participant has any rights as a shareholder of the Corporation in respect of Shares issuable pursuant to any Award until the allotment and issuance to such Participant, or as such Participant may direct, of certificates representing such Shares.

15.4	Corporate Action

Nothing contained in this Plan or in an Award shall be construed so as to prevent the Corporation from taking corporate action which is deemed by the Corporation to be appropriate or in its best interest, whether or not such action would have an adverse effect on this Plan or any Award.

15.5	Conflict

In the event of any conflict between the provisions of this Plan and an Award Agreement, the provisions of this Plan shall govern. In the event of any conflict between or among the provisions of this Plan, an Award Agreement and (i) an employment agreement or other written agreement between the Corporation or a Designated Affiliate and a Participant which has been approved by the Chief Executive Officer of the Corporation (or where the Participant is the Chief Executive Officer, approved by a Director), the provisions of the employment agreement or other written agreement shall govern and (ii) any other employment agreement or other written agreement between the Corporation or a Designated Affiliate and a Participant, the provisions of this Plan shall govern.

15.6	Participant Information

Each Participant shall provide the Corporation with all information (including personal information) required by the Corporation in order to administer to the Plan. Each Participant acknowledges that information required by the Corporation in order to administer the Plan may be disclosed to any custodian appointed in respect of the Plan and other third parties, and may be disclosed to such persons (including persons located in jurisdictions other than the Participant’s jurisdiction of residence), in connection with the administration of the Plan. Each Participant consents to such disclosure and authorizes the Corporation to make such disclosure on the Participant’s behalf.

15.7	Participation in the Plan

The participation of any Participant in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Participant any rights or privileges other than those rights and privileges expressly provided in the Plan. In particular, participation in the Plan does not constitute a condition of employment or engagement nor a commitment on the part of the Corporation to ensure the continued employment or engagement of such Participant. The Plan does not provide any guarantee against any loss which may result from fluctuations in the market value of the Shares. The Corporation does not assume responsibility for the income or other tax consequences for the Participants and Directors and they are advised to consult with their own tax advisors.

15.8	International Participants

With respect to Participants who reside or work outside Canada and the United States, the Plan Administrator may, in its sole discretion, amend, or otherwise modify, without shareholder approval, the terms of the Plan or Awards with respect to such Participants in order to conform such terms with the provisions of local law, and the Plan Administrator may, where appropriate, establish one or more sub-plans to reflect such amended or otherwise modified provisions.

15.9	Successors and Assigns

The Plan shall be binding on all successors and assigns of the Corporation and its Designated Affiliates.

15.10	General Restrictions and Assignment

Except as required by law, the rights of a Participant under the Plan are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Participant unless otherwise approved by the Plan Administrator.

15.11	Severability

The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan.

15.12	Notices

All written notices to be given by the Participant to the Corporation shall be delivered personally, e-mail or mail, postage prepaid, addressed as follows:

~~Amaya Inc.~~
~~7600 TransCanada Hwy~~
~~Pointe-Claire, QC H9R 1C8~~

The Stars Group Inc.
Royal Bank Plaza, South Tower

Suite No. 3205, 200 Bay Street

Toronto, ON

M5J 2J3

Canada

Attention: Corporate Secretary

With a copy to the Chief Financial Officer
Fax: (~~514~~437) ~~744-5114~~371-5738

All notices to the Participant will be addressed to the principal address of the Participant on file with the Corporation. Either the Corporation or the Participant may designate a different address by written notice to the other. Such notices are deemed to be received, if delivered personally or by e-mail, on the date of delivery, and if sent by mail, on the fifth business day following the date of mailing. Any notice given by either the Participant or the Corporation is not binding on the recipient thereof until received.

15.13	Effective Date

This Plan ~~becomes effective on a date to be determined by the Plan Administrator, subject to~~became effective June 22, 2015 and was amended and restated on April 4, 2018, conditional upon the approval of the shareholders of the Corporation.

15.14	Governing Law

This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with (1) for Awards granted prior to April 4, 2018, the laws of the Province of Québec and the federal laws of Canada applicable therein and (2) for all Awards granted subsequently, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

15.15	Submission To Jurisdiction

The Corporation and each Participant irrevocably submits to the exclusive jurisdiction of the courts of competent jurisdiction in (1) for Awards granted prior to April 4, 2018, the Province of Québec and (2) for all Awards granted subsequently, the Province of Ontario, in respect of any action or proceeding relating in any way to the Plan, including with respect to the grant of Awards and any issuance of Shares made in accordance with the Plan.

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